SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of February 2019.

Commission File Number: 001-14856

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., 2-4-1 Hamamatsu-cho, Minato-ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Document(s) Submitted

1.

This is an English translation of ORIX Corporation’s quarterly financial report (shihanki houkokusho ) as filed with the Kanto Financial Bureau in Japan on February 13, 2019, which includes unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States as of March 31, 2018 and December 31, 2018 and for the three and nine months ended December 31, 2017 and 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: February 13, 2019	By	/s/ SHOJI TANIGUCHI
Shoji Taniguchi
Managing Executive Officer
Assistant to CEO
ORIX Corporation

CONSOLIDATED FINANCIAL INFORMATION

Notes to Translation

1.

The following is an English translation of ORIX Corporation’s quarterly financial report (shihanki houkokusho) as filed with the Kanto Financial Bureau in Japan on February 13, 2019, which includes unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) as of March 31, 2018 and December 31, 2018 and for the three and nine months ended December 31, 2017 and 2018.

2.

Significant differences between U.S. GAAP and generally accepted accounting principles in Japan (“Japanese GAAP”) are stated in Note 1 “Overview of Accounting Principles Utilized” of the notes to Consolidated Financial Statements.

In preparing its consolidated financial information, ORIX Corporation (the “Company”) and its subsidiaries have complied with U.S. GAAP.

This document may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on the Company’s current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.

The Company believes that it may have been a “passive foreign investment company” for U.S. federal income tax purposes in the year to which these consolidated financial results relate by reason of the composition of its assets and the nature of its income. In addition, the Company may be a PFIC for the foreseeable future. Assuming that the Company is a PFIC, a U.S. holder of the shares or ADSs of the Company will be subject to special rules generally intended to eliminate any benefits from the deferral of U.S. federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

1.	Information on the Company and its Subsidiaries

(1) Consolidated Financial Highlights

	Millions of yen (except for per share amounts and ratios)
	Nine months ended December 31, 2017	Nine months ended December 31, 2018	Fiscal year ended March 31, 2018
Total revenues	¥2,194,882	¥1,796,155	¥2,862,771
Income before income taxes	360,488	295,168	435,501
Net income attributable to ORIX Corporation shareholders	256,391	236,207	313,135
Comprehensive Income attributable to ORIX Corporation shareholders	272,442	229,249	288,148
ORIX Corporation shareholders’ equity	2,667,906	2,817,498	2,682,424
Total assets	11,551,918	12,121,792	11,425,982
Earnings per share for net income attributable to ORIX Corporation shareholders
Basic (yen)	200.05	184.53	244.40
Diluted (yen)	199.86	184.38	244.15
ORIX Corporation shareholders’ equity ratio (%)	23.1	23.2	23.5
Cash flows from operating activities	350,606	381,610	568,791
Cash flows from investing activities	(351,083)	(697,261)	(439,120)
Cash flows from financing activities	178,917	246,739	141,010
Cash, Cash Equivalents and Restricted Cash at end of Period	1,323,554	1,335,199	1,405,117

Notes:	1.	Consumption tax is excluded from the stated amount of total revenues.
	2.	Prior-year amounts have been adjusted for the retrospective application of Accounting Standards Update 2016-18 (“Restricted Cash”—ASC 230 (“Statement of Cash Flows”)) on April 1, 2018.
	3.

Accounting Standards Update 2014-09 (“Revenue from Contracts with Customers”—ASC 606 (“Revenue from Contracts with Customers”)), Accounting Standards Update 2016-01 (“Recognition and Measurement of Financial Assets and Financial Liabilities”—ASC 825-10 (“Financial Instrument—Overall”)) and Accounting Standards Update 2016-16 (“Intra-Entity Transfers of Assets Other Than Inventory”—ASC 740 (“Income Taxes”)) have been adopted on April 1, 2018. For further information, see Note 2 “Significant Accounting and Reporting Policies (af) New accounting pronouncements.”

	Millions of yen (except for per share amounts)
	Three months ended December 31, 2017	Three months ended December 31, 2018
Total revenues	¥677,086	¥534,141
Net income attributable to ORIX Corporation shareholders	90,421	81,157
Earnings per share for net income attributable to ORIX Corporation shareholders
Basic (yen)	70.67	63.41

Notes:	1.	Consumption tax is excluded from the stated amount of total revenues.
2.

Accounting Standards Update 2014-09 (“Revenue from Contracts with Customers”—ASC 606 (“Revenue from Contracts with Customers”)), Accounting Standards Update 2016-01 (“Recognition and Measurement of Financial Assets and Financial Liabilities”—ASC 825-10 (“Financial Instruments—Overall”)) and Accounting Standards Update 2016-16 (“Intra-Entity Transfers of Assets Other Than Inventory”—ASC 740 (“Income Taxes”)) have been adopted on April 1, 2018. For further information, see Note 2 “Significant Accounting and Reporting Policies (af) New accounting pronouncements.”

(2) Overview of Activities

During the nine months ended December 31, 2018, no significant changes were made in the Company and its subsidiaries’ operations.

During the three months ended December 31, 2018, in order to strengthen access to manufacturer order positions and to scale up its aircraft leasing business, the company, through its subsidiary ORIX Aviation Systems Limited (Head office: Dublin, Ireland), completed the acquisition of 30% of the total issued shares of Avolon Holdings Limited (Head office: Dublin, Ireland, hereinafter, “Avolon”) from Bohai Capital Holding Co., Ltd. (Head office: Beijing, China) and Global Aviation Leasing Co., Ltd. (Head office: Beijing, China). As a result, Avolon became an affiliate of the Company.

2.	Risk Factors

Investing in the Company’s securities involves risks. You should carefully consider the information described herein as well as the risks described under “Risk Factors” in our Form 20-F for the fiscal year ended March 31, 2018 and the other information in that annual report, including, but not limited to, the Company’s consolidated financial statements and related notes and “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” The Company’s business activities, financial condition and results of operations and the trading prices of the Company’s securities could be adversely affected by any of those factors or other factors.

3.	Analysis of Financial Results and Condition

The following discussion provides management’s explanation of factors and events that have significantly affected the Company’s financial condition and results of operations. Also included is management’s assessment of factors and trends that could have a material effect on the Company’s financial condition and results of operations in the future. However, please be advised that financial conditions and results of operations in the future may also be affected by factors other than those discussed herein. These factors and trends regarding the future were assessed as of the issue date of this quarterly financial report (shihanki houkokusho).

(1)	Qualitative Information Regarding Consolidated Financial Results

Financial Highlights

Financial Results for the Nine Months Ended December 31, 2018

Total revenues	¥1,796,155 million (Down 18% year on year)
Total expenses	¥1,537,971 million (Down 20% year on year)
Income before income taxes	¥295,168 million (Down 18% year on year)
Net income attributable to ORIX Corporation Shareholders	¥236,207 million (Down 8% year on year)
Earnings per share for net income attributable to ORIX Corporation Shareholders
(Basic)	¥184.53 (Down 8% year on year)
(Diluted)	¥184.38 (Down 8% year on year)
ROE (Annualized) *1	11.5% (13.2% during the same period in the previous fiscal year)
ROA (Annualized) *2	2.67% (3.00% during the same period in the previous fiscal year)

*1	ROE is the ratio of Net income attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity.
*2	ROA is the ratio of Net income attributable to ORIX Corporation Shareholders for the period to average Total Assets.

Total revenues for the nine months ended December 31, 2018 (hereinafter, “the third consolidated period”) decreased 18% to ¥1,796,155 million compared to ¥2,194,882 million during the same period of the previous fiscal year. Services income increased due primarily to large gains from sales of property under facility operations, and an increase in sales of the environment and energy business. On the other hand, sales of goods and real estate decreased due primarily to a decrease in related revenues generated by a subsidiary in the principal investment business which had recognized significant demand during the same period of the previous fiscal year. In addition, despite an increase in life insurance premiums in line with an increase in policies in force, life insurance premiums and related investment income decreased due to a decrease in investment income from assets under variable annuity and variable life insurance contracts, as compared to the same period of the previous fiscal year during which market conditions had improved significantly.

Total expenses decreased 20% to ¥1,537,971 million compared to ¥1,921,600 million during the same period of the previous fiscal year. Services expense increased in line with the aforementioned increase in revenues. Costs of goods and real estate sold decreased in line with the aforementioned decrease in revenues. In addition, life insurance costs decreased due to a decrease in a provision of liability reserve from assets under variable annuity and variable life insurance contracts, despite the aforementioned increase in policies in force.

Equity in net income of affiliates decreased mainly due to the recognition of significant gains on sales of investments in real estate joint ventures during the same period of the previous fiscal year, and the recognition of losses in an affiliate in India during the third consolidated period. Gains on sales of subsidiaries and affiliates and liquidation losses, net decreased compared to the same period of the previous fiscal year due to significant gains on sales of subsidiaries and affiliates recorded during the same period of the previous fiscal year.

As a result of the foregoing, income before income taxes for the third consolidated period decreased 18% to ¥295,168 million compared to ¥360,488 million during the same period of the previous fiscal year. In addition, although provision for income taxes decreased due to the reversal of the deferred tax liabilities previously recorded for undistributed earnings of DAIKYO INCORPORATED (hereinafter, “DAIKYO”), net income attributable to ORIX Corporation shareholders decreased 8% to ¥236,207 million compared to ¥256,391 million during the same period of the previous fiscal year.

Segment Information

Total revenues and profits by segment for the nine months ended December 31, 2017 and 2018 are as follows:

	Millions of yen
	Nine months ended December 31, 2017		Nine months ended December 31, 2018		Change (revenues)		Change (profits)
	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits	Amount	Percent (%)	Amount	Percent (%)
Corporate Financial Services	¥86,194	¥37,551	¥71,717	¥19,760	¥(14,477)	(17)	¥(17,791)	(47)
Maintenance Leasing	207,239	31,085	214,304	30,387	7,065	3	(698)	(2)
Real Estate	138,632	52,084	158,015	55,420	19,383	14	3,336	6
Investment and Operation	1,073,732	62,648	704,828	30,392	(368,904)	(34)	(32,256)	(51)
Retail	336,381	63,274	289,288	66,237	(47,093)	(14)	2,963	5
Overseas Business	360,288	109,547	365,420	95,621	5,132	1	(13,926)	(13)

Total	2,202,466	356,189	1,803,572	297,817	(398,894)	(18)	(58,372)	(16)

Difference between Segment Total and Consolidated Amounts	(7,584)	4,299	(7,417)	(2,649)	167	0	(6,948)	0

Total Consolidated Amounts	¥2,194,882	¥360,488	¥1,796,155	¥295,168	¥(398,727)	(18)	¥(65,320)	(18)

Total assets by segment as of March 31, 2018 and December 31, 2018 are as follows:
			Millions of yen
			March 31, 2018		December 31, 2018		Change
			Segment Assets	Composition ratio (%)	Segment Assets	Composition ratio (%)	Amount	Percent (%)
Corporate Financial Services			¥991,818	9	¥974,870	8	¥(16,948)	(2)
Maintenance Leasing			847,190	7	862,354	7	15,164	2
Real Estate			620,238	5	568,082	5	(52,156)	(8)
Investment and Operation			856,348	8	959,049	8	102,701	12
Retail			3,174,505	28	3,396,141	28	221,636	7
Overseas Business			2,608,819	23	3,148,818	26	539,999	21

Total			9,098,918	80	9,909,314	82	810,396	9

Difference between Segment Total and Consolidated Amounts			2,327,064	20	2,212,478	18	(114,586)	(5)

Total Consolidated Amounts			¥11,425,982	100	¥12,121,792	100	¥695,810	6

Certain line items presented in the consolidated statements of income have been changed starting from the three months ended June 30, 2018. For further information, see Note 2 “Significant Accounting and Reporting Policies (ag) Reclassifications.”

From the three months ended June 30, 2018, consolidated variable interest entities (hereinafter, “VIEs”) for securitizing financial assets such as direct financing lease receivable and loan receivable, which had been excluded from segment revenues, segment profits and segment assets until the previous fiscal year, are included in segment revenues, segment profits and segment assets of each segment. As a result of this change, the presented amounts in the financial information of the segments for the previous fiscal year have been retrospectively reclassified to conform to the presentation for the nine months ended December 31, 2018.

Segment information for the nine months ended December 31, 2018 is as follows:

Corporate Financial Services Segment: Loan, leasing and fee business

In this segment, we are focusing on fee businesses related to life insurance, environment and energy, auto leasing related products and services provided to domestic small- and medium-sized enterprise customers while engaging in highly competitive businesses such as leasing and lending with a focus on profitability. We aim to grow our profit by maximizing synergies with Yayoi Co., Ltd., a software service provider in the group, and by utilizing our domestic network to create new businesses.

Based on the aforementioned strategy, segment revenues decreased 17% to ¥71,717 million compared to ¥86,194 million during the same period of the previous fiscal year due to a decrease in finance revenues in line with decreases in average investment balances of direct financing leases and a decrease in gains on sales of securities, despite an increase in services income resulting from our stable fee businesses provided to domestic small- and medium-sized enterprise customers.

Segment expenses remained at the same level as the same period of the previous fiscal year.

As a result of the foregoing and due to the recognition of gains on sales of affiliates during the same period of the previous fiscal year, segment profits decreased 47% to ¥19,760 million compared to ¥37,551 million during the same period of the previous fiscal year.

Segment assets decreased 2% to ¥974,870 million compared to the end of the previous fiscal year due to a decrease in investment in direct financing leases despite an increase in investment in securities.

Although asset efficiency decreased compared to the same period of the previous fiscal year, we maintained stable profit from fee businesses due to more variety of services. Furthermore, to explore new business areas, we also engaged in online lending services for small businesses.

	Nine months ended December 31, 2017	Nine months ended December 31, 2018	Change
			Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥23,378	¥22,271	¥(1,107)	(5)
Operating leases	17,408	17,809	401	2
Services income	28,377	29,154	777	3
Sales of goods and real estate, and other	17,031	2,483	(14,548)	(85)

Total Segment Revenues	86,194	71,717	(14,477)	(17)

Segment Expenses:
Interest expense	3,850	3,108	(742)	(19)
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	681	558	(123)	(18)
Other	46,393	47,457	1,064	2

Total Segment Expenses	50,924	51,123	199	0

Segment Operating Income	35,270	20,594	(14,676)	(42)

Equity in Net income (Loss) of Affiliates, and others	2,281	(834)	(3,115)	0

Segment Profits	¥37,551	¥19,760	¥(17,791)	(47)

	As of March 31, 2018	As of December 31, 2018	Change
			Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥439,329	¥414,452	¥(24,877)	(6)
Installment loans	369,882	369,888	6	0
Investment in operating leases	26,350	24,222	(2,128)	(8)
Investment in securities	19,208	30,262	11,054	58
Property under facility operations	15,075	16,837	1,762	12
Inventories	49	46	(3)	(6)
Advances for investment in operating leases	203	34	(169)	(83)
Investment in affiliates	16,845	16,251	(594)	(4)
Advances for property under facility operations	720	203	(517)	(72)
Goodwill and other intangible assets acquired in business combinations	104,157	102,675	(1,482)	(1)

Total Segment Assets	¥991,818	¥974,870	¥(16,948)	(2)

Maintenance Leasing Segment: Automobile leasing and rentals, car-sharing, and test and measurement instruments and IT-related equipment rentals and leasing

In the automobile related businesses, which cover a large part of this segment, we aim to increase market share in small- and medium-sized enterprises and individuals as well as large corporate customers by enhancing our competitive advantages coming from our industry-leading number of fleets under management and one-stop automobile-related services. Furthermore, we intend to develop new products and services to adapt to the change of industrial structure and get new business opportunities. In the rental business, we strengthened our engineering solution businesses by developing new services for robots and three-dimensional (3D) printing.

Based on the aforementioned strategy, segment revenues increased 3% to ¥214,304 million compared to ¥207,239 million during the same period of the previous fiscal year due to an increase in operating leases revenues.

Segment expenses increased due to increases in costs of operating leases and mainly in personnel expenses in selling, general and administrative expenses.

As a result of the foregoing, segment profits decreased 2% to ¥30,387 million compared to ¥31,085 million during the same period of the previous fiscal year.

Segment assets increased 2% to ¥862,354 million compared to the end of the previous fiscal year due to increases in new executions of investment in operating leases and investment in direct finance leases.

Although asset efficiency decreased compared to the same period of the previous fiscal year, we have maintained stable profitability as a result of a steady number of new auto leases.

	Nine months ended December 31, 2017	Nine months ended December 31, 2018	Change
			Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥10,687	¥10,714	¥27	0
Operating leases	142,133	147,698	5,565	4
Services income	51,588	52,409	821	2
Sales of goods and real estate, and other	2,831	3,483	652	23

Total Segment Revenues	207,239	214,304	7,065	3

Segment Expenses:
Interest expense	2,500	2,338	(162)	(6)
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	114	265	151	132
Other	173,326	182,407	9,081	5

Total Segment Expenses	175,940	185,010	9,070	5

Segment Operating Income	31,299	29,294	(2,005)	(6)

Equity in Net income (Loss) of Affiliates, and others	(214)	1,093	1,307	0

Segment Profits	¥31,085	¥30,387	¥(698)	(2)

	As of March 31, 2018	As of December 31, 2018	Change
			Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥319,927	¥325,650	¥5,723	2
Investment in operating leases	505,472	515,097	9,625	2
Investment in securities	560	496	(64)	(11)
Property under facility operations	904	946	42	5
Inventories	461	636	175	38
Advances for investment in operating leases	197	300	103	52
Investment in affiliates	1,996	1,997	1	0
Goodwill and other intangible assets acquired in business combinations	17,673	17,232	(441)	(2)

Total Segment Assets	¥847,190	¥862,354	¥15,164	2

Real Estate Segment: Real estate development and rental, facility operation, REIT asset management, and real estate investment and advisory services

In this segment, we aim to promote portfolio rebalancing by selling rental properties into favorable markets and also to expand the scale of our asset management business such as REIT and real estate investment advisory services in order to construct a portfolio that is less affected by changes in the real estate market. We also aim to gain stable profits by accumulating expertise through the operation of various facilities such as hotels and Japanese inns and to develop new businesses by taking advantage of our value chain of real estate development and rental, asset management and facility operations.

Based on the aforementioned strategy, segment revenues increased 14% to ¥158,015 million compared to ¥138,632 million during the same period of the previous fiscal year due to increases in operating leases revenues in line with an increase in gains on sales of rental properties and in services income from facilities operations which resulted from sales of property under facility operations.

Segment expenses decreased due to a decrease in write-downs of long-lived assets.

As a result of the foregoing, notwithstanding a decrease in equity in net income of affiliates due to significant gains on sales of investments in real estate joint ventures that were recognized during the same period of the previous fiscal year, segment profits increased 6% to ¥55,420 million compared to ¥52,084 million during the same period of the previous fiscal year.

Segment assets decreased 8% to ¥568,082 million compared to the end of the previous fiscal year due to sales of rental properties and property under facility operations.

Asset efficiency increased compared to the same period of the previous fiscal year as we continuously made new investments in carefully selected areas and properties.

	Nine months ended December 31, 2017	Nine months ended December 31, 2018	Change
			Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥1,507	¥1,502	¥(5)	(0)
Operating leases	39,264	51,373	12,109	31
Services income	92,937	101,164	8,227	9
Sales of goods and real estate, and other	4,924	3,976	(948)	(19)

Total Segment Revenues	138,632	158,015	19,383	14

Segment Expenses:
Interest expense	1,751	1,717	(34)	(2)
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	2,274	20	(2,254)	(99)
Other	103,878	104,974	1,096	1

Total Segment Expenses	107,903	106,711	(1,192)	(1)

Segment Operating Income	30,729	51,304	20,575	67

Equity in Net income (Loss) of Affiliates, and others	21,355	4,116	(17,239)	(81)

Segment Profits	¥52,084	¥55,420	¥3,336	6

	As of March 31, 2018	As of December 31, 2018	Change
			Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥33,589	¥35,155	¥1,566	5
Installment loans	312	313	1	0
Investment in operating leases	247,001	202,564	(44,437)	(18)
Investment in securities	2,988	2,789	(199)	(7)
Property under facility operations	195,463	197,276	1,813	1
Inventories	2,850	3,857	1,007	35
Advances for investment in operating leases	20,524	24,201	3,677	18
Investment in affiliates	86,666	86,538	(128)	(0)
Advances for property under facility operations	19,351	8,854	(10,497)	(54)
Goodwill and other intangible assets acquired in business combinations	11,494	6,535	(4,959)	(43)

Total Segment Assets	¥620,238	¥568,082	¥(52,156)	(8)

Investment and Operation Segment: Environment and energy, principal investment, loan servicing (asset recovery), and concession

In the environment and energy business, we aim to increase services revenue by promoting our renewable energy business and our electric power retailing business as a comprehensive energy service provider. In our solar power business, we have a secured one gigawatt of solar power capacity and are operating projects that generate approximately 780 megawatts of electricity as of December 31, 2018, making us one of the largest solar power producers in Japan. We will accelerate our renewable energy business overseas by utilizing the expertise we have gained in the domestic market. In the principal investment business, we aim to earn stable profits from investees and sustainable gains on sales through rebalancing our portfolio. We intend to diversify our investment methods and expand our target zone. Regarding our concession business, we aim to strengthen our operations in the three airports, Kansai International Airport, Osaka International Airport and Kobe Airport, and also aim to proactively engage in the operation of public infrastructure other than airports.

Based on the aforementioned strategy, segment revenues decreased 34% to ¥704,828 million compared to ¥1,073,732 million during the same period of the previous fiscal year due to a decrease in sales of goods by a subsidiary in the principal investment business which recognized significant demand during the same period of the previous fiscal year.

Segment expenses decreased compared to the same period of the previous fiscal year in line with the aforementioned decrease in revenues.

As a result of the foregoing and the recognition of significant gains on sales of shares of a subsidiary during the same period of the previous fiscal year, segment profits decreased 51% to ¥30,392 million compared to ¥62,648 million during the same period of the previous fiscal year.

Segment assets increased 12% to ¥959,049 million compared to the end of the previous fiscal year due to increases in property under facility operations in the environment and energy business, increases in inventories mainly in DAIKYO, and an acquisition in the principal investment business including the investment in CORNES AG Corporation, a major Japanese importer and seller of dairy and agricultural equipment.

Although asset efficiency decreased compared to the same period of the previous year, the operation rate of solar power generation projects has improved and profit from our concession business has steadily increased. Furthermore, we aim to grow as a comprehensive real estate group on a mid- or long-term basis. To do so, we made DAIKYO a wholly-owned subsidiary by acquiring all of its common shares through a tender offer and are deepening mutual complementary relationship within our real estate business.

	Nine months ended	Nine months ended	Change
	December 31, 2017	December 31, 2018	Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥7,530	¥7,046	¥(484)	(6)
Gains on investment securities and dividends	5,739	138	(5,601)	(98)
Sales of goods and real estate	816,556	434,800	(381,756)	(47)
Services income	236,007	257,600	21,593	9
Operating leases, and other	7,900	5,244	(2,656)	(34)

Total Segment Revenues	1,073,732	704,828	(368,904)	(34)

Segment Expenses:
Interest expense	4,173	5,255	1,082	26
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	(653)	(62)	591	0
Other	1,035,005	680,545	(354,460)	(34)

Total Segment Expenses	1,038,525	685,738	(352,787)	(34)

Segment Operating Income	35,207	19,090	(16,117)	(46)

Equity in Net income (Loss) of Affiliates, and others	27,441	11,302	(16,139)	(59)

Segment Profits	¥62,648	¥30,392	¥(32,256)	(51)

	As of	As of	Change
	March 31, 2018	December 31, 2018	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥25,497	¥26,130	¥633	2
Installment loans	59,437	50,203	(9,234)	(16)
Investment in operating leases	30,158	36,841	6,683	22
Investment in securities	29,928	28,611	(1,317)	(4)
Property under facility operations	208,106	260,147	52,041	25
Inventories	101,518	135,026	33,508	33
Advances for investment in operating leases	1,261	6,514	5,253	417
Investment in affiliates	170,449	179,940	9,491	6
Advances for property under facility operations	44,901	17,437	(27,464)	(61)
Goodwill and other intangible assets acquired in business combinations	185,093	218,200	33,107	18

Total Segment Assets	¥856,348	¥959,049	¥102,701	12

Retail Segment: Life insurance, banking and card loan

In the life insurance business, we aim to increase the number of policies in force and revenues from insurance premiums by offering simple-to-understand products through sales agencies and online. In the banking business, we aim to increase finance revenues by increasing the balance of outstanding housing loans which is a core of our banking business. In the card loan business, we aim to increase revenues from guarantee fees by expanding guarantees against loans disbursed by other financial institutions. We also aim to increase finance revenues by making loans directly to our customers through our experience and expertise in credit screening while taking into account the amendments to the Money Lending Business Act for the purpose of reducing over-indebtedness.

Based on the aforementioned strategy, segment revenues decreased 14% to ¥289,288 million compared to ¥336,381 million during the same period of the previous fiscal year due to a decrease in investment income from assets under variable annuity and variable life insurance contracts. This decrease was primarily due to the significant market improvement that had occurred during the same period of the previous fiscal year, which was partially offset by increases in life insurance premiums in line with an increase in policies in force and in finance revenues in the banking business.

Segment expenses decreased due to a decrease in life insurance costs as a provision of liability reserve from assets under variable annuity and variable life insurance contracts declined.

As a result of the foregoing, segment profits increased 5% to ¥66,237 million compared to ¥63,274 million during the same period of the previous fiscal year.

Segment assets increased 7% to ¥3,396,141 million compared to the end of the previous fiscal year due primarily to an increase in investment in securities in the life insurance business and an increase in installment loans in the banking business, despite the surrender of variable annuity and variable life insurance contracts.

Asset efficiency increased compared to the same period of the previous fiscal year. We have steadily expanded our businesses by starting the sale of investment trusts for individuals in the banking business and have also achieved 4 million policies in force for individual insurance in the life insurance business.

	Nine months ended December 31, 2017	Nine months ended December 31, 2018	Change
			Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥54,734	¥57,641	¥2,907	5
Life insurance premiums and related investment income	279,578	229,052	(50,526)	(18)
Services income, and other	2,069	2,595	526	25

Total Segment Revenues	336,381	289,288	(47,093)	(14)

Segment Expenses:
Interest expense	3,025	3,083	58	2
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	8,663	8,410	(253)	(3)
Other	261,417	211,535	(49,882)	(19)

Total Segment Expenses	273,105	223,028	(50,077)	(18)

Segment Operating Income	63,276	66,260	2,984	5

Equity in Net income (Loss) of Affiliates, and others	(2)	(23)	(21)	0

Segment Profits	¥63,274	¥66,237	¥2,963	5

	As of March 31, 2018	As of December 31, 2018	Change
			Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥208	¥73	¥(135)	(65)
Installment loans	1,852,761	1,983,066	130,305	7
Investment in operating leases	44,319	29,146	(15,173)	(34)
Investment in securities	1,260,291	1,367,144	106,853	8
Investment in affiliates	702	488	(214)	(30)
Goodwill and other intangible assets acquired in business combinations	16,224	16,224	0	0

Total Segment Assets	¥3,174,505	¥3,396,141	¥221,636	7

Overseas Business Segment: Leasing, loan, bond investment, asset management and aircraft- and ship-related operations

In the Americas, we aim to expand our business areas by engaging in fee business such as equity investment, fund management in addition to corporate finance and investment in bonds. In our aircraft-related operations, we are focusing on profit opportunities within operating lease, sales of used aircraft to domestic and overseas investors, and asset management services for the aircrafts owned by other. All of these opportunities are backed by the growing demand of passengers and aircrafts. We also aim to promote the expansion of functionality and diversification in our overseas group companies.

Based on the aforementioned strategy, segment revenues increased 1% to ¥365,420 million compared to ¥360,288 million during the same period of the previous fiscal year mainly due to increases in finance revenues through an acquisition of NXT Capital, Inc. (hereinafter, “NXT Capital”), which is involved in loan origination and asset management operations in the Americas and operating leases in the aircraft-related operation, despite a decrease in gains on investment securities and dividends.

Segment expenses increased mainly due to an increase in interest expense.

As a result of the foregoing and a decrease in equity in net income of affiliates due to the recognition of losses in an affiliate in India, segment profits decreased 13% to ¥95,621 million compared to ¥109,547 million in the same period of the previous fiscal year.

Segment assets increased 21% to ¥3,148,818 million compared to the end of the previous fiscal year due to increases in installment loans through an acquisition of NXT Capital and in investment in affiliates by an acquisition of the shares of Avolon, a leading global aircraft leasing company based in Ireland.

Although asset efficiency decreased compared to the same period of the previous fiscal year, the asset management and the aircraft- and ship-related operations have steadily developed. We also aimed to scale up our aircraft leasing business, for example, by acquiring the shares of Avolon.

	Nine months ended December 31, 2017	Nine months ended December 31, 2018	Change
			Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥73,692	¥80,536	¥6,844	9
Gains on investment securities and dividends	13,609	5,536	(8,073)	(59)
Operating leases	84,952	93,598	8,646	10
Services income	179,454	179,352	(102)	(0)
Sales of goods and real estate, and other	8,581	6,398	(2,183)	(25)

Total Segment Revenues	360,288	365,420	5,132	1

Segment Expenses:
Interest expense	37,989	44,463	6,474	17
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	4,811	5,802	991	21
Other	238,665	238,322	(343)	(0)

Total Segment Expenses	281,465	288,587	7,122	3

Segment Operating Income	78,823	76,833	(1,990)	(3)

Equity in Net income (Loss) of Affiliates, and others	30,724	18,788	(11,936)	(39)

Segment Profits	¥109,547	¥95,621	¥(13,926)	(13)

	As of March 31, 2018	As of December 31, 2018	Change
			Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥368,721	¥364,313	¥(4,408)	(1)
Installment loans	534,586	773,858	239,272	45
Investment in operating leases	491,132	503,356	12,224	2
Investment in securities	413,440	412,086	(1,354)	(0)
Property under facility operations and servicing assets	43,995	46,127	2,132	5
Inventories	5,923	5,261	(662)	(11)
Advances for investment in operating leases	9,487	17,762	8,275	87
Investment in affiliates	314,569	565,326	250,757	80
Goodwill and other intangible assets acquired in business combinations	426,966	460,729	33,763	8

Total Segment Assets	¥2,608,819	¥3,148,818	¥539,999	21

(2) Financial Condition

	As of March 31, 2018		As of December 31, 2018		Change
					Amount	Percent (%)
	(Millions of yen except per share, ratios and percentages)
Total assets	¥11,425,982		¥12,121,792		¥695,810	6
(Segment assets)*1	9,098,918		9,909,314		810,396	9
Total liabilities	8,619,688		9,230,763		611,075	7
(Short- and long-term debt)	4,133,258		4,619,311		486,053	12
(Deposits)	1,757,462		1,884,576		127,114	7
ORIX Corporation shareholders’ equity	2,682,424		2,817,498		135,074	5
ORIX Corporation shareholders’ equity per share (yen)*2	2,095.64		2,201.24		105.60	5
ORIX Corporation shareholders’ equity ratio*3	23.5%		23.2%		—	—
D/E ratio (Debt-to-equity ratio) (Short-and long-term debt (excluding deposits) / ORIX Corporation shareholders’ equity)	1.5	x	1.6	x	—	—

*1

From the three months ended June 30, 2018, VIEs for securitizing financial assets such as lease receivables and loan receivables are included in segment assets, and the amount of segment assets for the previous fiscal year have been reclassified as a result of this change.

*2	ORIX Corporation shareholders’ equity per share is calculated using total ORIX Corporation shareholders’ equity.
*3	ORIX Corporation shareholders’ equity ratio is the ratio as of the period end of ORIX Corporation shareholders’ equity to total assets.

Total assets increased 6% to ¥12,121,792 million compared to ¥11,425,982 million as of March 31, 2018. Installment loans increased due primarily to the acquisition of NXT Capital in the Americas. Investment in securities increased due primarily to the purchase of investment in securities in the life insurance business. Investment in affiliates increased due to the acquisition of shares of Avolon, a leading global aircraft leasing company based in Ireland. Segment assets increased 9% to ¥9,909,314 million compared to the balance as of March 31, 2018.

In line with the increase in assets, long-term debt and short-term debt, and deposits in liabilities also increased compared to the balance as of March 31, 2018.

Shareholders’ equity increased 5% to ¥2,817,498 million compared to the balance as of March 31, 2018 due primarily to an increase in retained earnings.

(3) Liquidity and Capital Resources

We require capital resources for working capital, investment and loan in our businesses. We accordingly prioritize funding stability, maintaining adequate liquidity and reducing capital costs. We formulate and execute on funding policies that are resistant to sudden negative events in financial markets, and then conduct funding activities in accordance with actual transitions in our assets and changes in financial markets. In preparing our management plan, we project funding activities to maintain a balanced capital structure in light of projected cash flows, asset liquidity and our own liquidity situation. When implementing our management plan, we adjust our funding based on changes in the external environment and our needs in light of our business activities, and endeavor to maintain flexibility in our funding activities. We endeavor to diversify our funding sources, promote longer liability maturities, disperse interest and principal repayment dates, maintain sufficient liquidity, optimize the balance of liabilities and equity and reinforce our funding stability.

Our funding is comprised of borrowings from financial institutions, direct fund procurement from capital markets and deposits. ORIX Group’s total funding including that from short- and long-term debt and deposits on a consolidated basis was ¥6,503,887 million as of December 31, 2018. Borrowings are procured from a diverse range of financial institutions including major banks, regional banks, foreign banks and life and casualty insurance companies. The number of financial institutions from which we procured borrowings exceeded 200 as of December 31, 2018. Procurement from the capital markets is composed of bonds, medium-term notes, commercial paper, payables under securitized leases, loan receivables and other assets (including asset backed securities). The majority of deposits are attributable to ORIX Bank Corporation.

Short-term and long-term debt and deposits

(a) Short-term debt

	Millions of yen
	March 31, 2018	December 31, 2018
Borrowings from financial institutions	¥251,860	¥460,170
Commercial paper	54,894	188,597

Total short-term debt	¥306,754	¥648,767

Short-term debt as of December 31, 2018 was ¥648,767 million, which accounted for 14% of the total amount of short and long-term debt (excluding deposits) as compared to 7% as of March 31, 2018.

While the amount of short-term debt as of December 31, 2018 was ¥648,767 million, the sum of cash and cash equivalents and the unused amount of committed credit facilities as of December 31, 2018 was ¥1,469,078 million.

(b) Long-term debt

	Millions of yen
	March 31, 2018	December 31, 2018
Borrowings from financial institutions	¥2,804,357	¥2,826,800
Bonds	756,865	764,785
Medium-term notes	183,224	190,013
Payables under securitized lease, loan receivables and other assets	82,058	188,946

Total long-term debt	¥3,826,504	¥3,970,544

The balance of long-term debt as of December 31, 2018 was ¥3,970,544 million, which accounted for 86% of the total amount of short and long-term debt (excluding deposits) as compared to 93% as of March 31, 2018.

(c) Deposits

	Millions of yen
	March 31, 2018	December 31, 2018
Deposits	¥1,757,462	¥1,884,576

Apart from the short-term and long-term debt noted above, ORIX Bank Corporation and ORIX Asia Limited accept deposits. These deposit-taking subsidiaries are regulated institutions, and loans from these subsidiaries to ORIX Group entities are subject to maximum regulatory limits.

(4) Summary of Cash Flows

Cash, cash equivalents and restricted cash as of December 31, 2018 decreased by ¥69,918 million to ¥1,335,199 million compared to March 31, 2018.

Cash flows provided by operating activities were ¥381,610 million in the nine months ended December 31, 2018, up from ¥350,606 million during the same period of the previous fiscal year. This change resulted primarily from a decrease in payments for decreases in policy liabilities and policy account balances and adjustments of an increase of “Depreciation and amortization” and decreases of “Equity in net income of affiliates (excluding interest on loans)”, “Gains on sales of subsidiaries and affiliates and liquidation losses, net” and “Gains on sales of securities other than trading”, but partially offset by a decrease in proceeds from decreases in trading securities.

Cash flows used in investing activities were ¥697,261 million in the nine months ended December 31, 2018, up from ¥351,083 million during the same period of the previous fiscal year. This change resulted primarily from an increase in investment in affiliates, an increase in payments for purchases of available-for-sale debt securities and a decrease in proceeds from sales of available-for-sale debt securities, but partially offset by an increase in proceeds from sales of operating lease assets.

Cash flows provided by financing activities were ¥246,739 million in the nine months ended December 31, 2018, up from ¥178,917 million during the same period of the previous fiscal year. This change resulted primarily from an increase of net increase in debt with maturities of three months or less, but partially offset by an increase of purchases of shares of subsidiaries from noncontrolling interests due to the acquisition of common shares of DAIKYO through a tender offer.

(5) Challenges to be addressed

There were no significant changes for the nine months ended December 31, 2018.

(6) Research and Development Activity

There were no significant changes in research and development activities for the nine months ended December 31, 2018.

(7) Major Facilities

Significant changes in major facilities for the nine months ended December 31, 2018 include following:

New Construction—Certain subsidiaries finished the construction of a new solar power station in Niigata City, Niigata and a new thermal power station in Kitakyushu City, Fukuoka, respectively. The total investments for the facilities were ¥13,702 million and ¥32,485 million, respectively.

4.	Material Contracts

Not applicable.

5.	Company Stock Information

(The following disclosure is provided for ORIX Corporation on a stand-alone basis and has been prepared based on Japanese GAAP.)

(1) Issued Shares, Common Stock and Capital Reserve

The number of issued shares, the amount of common stock and capital reserve for the three months ended December 31, 2018 is as follows:

In thousands		Millions of yen
Number of issued shares		Common stock		Capital reserve
Increase, net	December 31, 2018	Increase, net	December 31, 2018	Increase, net	December 31, 2018
0	1,324,629	¥0	¥221,111	¥0	¥248,290

(2) List of Major Shareholders

Not applicable (this item is not subject to disclosure in quarterly reports for the three months ended December 31, 2018).

6.	Directors and Executive Officers

Between the filing date of Form 20-F for the fiscal year ended March 31, 2018 and December 31, 2018, the personnel changes of the directors and the executive officers are as follows:

(1) Departures

Name	Title	Areas of duties	The day of retirement
Shinichi Obara	Executive Officer	Head of Western Japan Sales Headquarters Group Kansai Representative	December 31, 2018

Kazunori Kataoka*1	Group Senior Managing Executive	President, ORIX Life Insurance Corporation	December 31, 2018

*1	Mr. Kataoka will continue his role as a President of ORIX Life Insurance Corporation.

7.	Financial Information

(1) Condensed Consolidated Balance Sheets (Unaudited)

		Millions of yen
Assets		March 31, 2018	December 31, 2018
Cash and Cash Equivalents		¥1,321,241	¥1,215,907
Restricted Cash		83,876	119,292
Investment in Direct Financing Leases		1,194,888	1,165,792
Installment Loans		2,823,769	3,177,459
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2018	¥17,260 million
December 31, 2018	¥35,697 million
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses		(54,672)	(57,343)
Investment in Operating Leases		1,344,926	1,311,226
Investment in Securities		1,729,455	1,844,206
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2018	¥37,631 million
December 31, 2018	¥23,554 million
Property under Facility Operations		434,786	490,137
Investment in Affiliates		591,363	850,648
Trade Notes, Accounts and Other Receivable		294,773	261,801
Inventories		111,001	145,019
Office Facilities		112,962	108,146
Other Assets		1,437,614	1,489,502
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2018	¥15,008 million
December 31, 2018	¥17,802 million

Total Assets		¥11,425,982	¥12,121,792

Note:	The assets of consolidated variable interest entities (VIEs) that can be used only to settle obligations of those VIEs are below:

	Millions of yen
	March 31, 2018	December 31, 2018
Cash and Cash Equivalents	¥4,553	¥5,769
Investment in Direct Financing Leases (Net of Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses)	43,942	22,856
Installment Loans (Net of Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses)	36,991	187,313
Investment in Operating Leases	124,998	81,201
Property under Facility Operations	108,115	150,828
Investment in Affiliates	52,450	52,107
Other	74,645	94,089

	¥445,694	¥594,163

		Millions of yen
Liabilities and Equity		March 31, 2018	December 31, 2018
Liabilities:
Short-term Debt		¥306,754	¥648,767
Deposits		1,757,462	1,884,576
Trade Notes, Accounts and Other Payable		262,301	233,687
Policy Liabilities and Policy Account Balances		1,511,246	1,489,650
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2018	¥444,010 million
December 31, 2018	¥362,073 million
Current and Deferred Income Taxes		366,947	368,045
Long-term Debt		3,826,504	3,970,544
Other Liabilities		588,474	635,494

Total Liabilities		8,619,688	9,230,763

Redeemable Noncontrolling Interests		7,420	7,679

Commitments and Contingent Liabilities
Equity:
Common Stock		220,961	221,111
Additional Paid-in Capital		267,291	257,625
Retained Earnings		2,315,283	2,470,128
Accumulated Other Comprehensive Income (Loss)		(45,566)	(55,463)
Treasury Stock, at Cost		(75,545)	(75,903)

ORIX Corporation Shareholders’ Equity		2,682,424	2,817,498
Noncontrolling Interests		116,450	65,852

Total Equity		2,798,874	2,883,350

Total Liabilities and Equity		¥11,425,982	¥12,121,792

Note:	The liabilities of consolidated VIEs for which creditors (or beneficial interest holders) do not have recourse to the general credit of the Company and its subsidiaries are below:

	Millions of yen
	March 31, 2018	December 31, 2018
Trade Notes, Accounts and Other Payable	¥1,102	¥1,947
Long-term Debt	263,973	382,777
Other	8,047	12,010

	¥273,122	¥396,734

(2) Condensed Consolidated Statements of Income (Unaudited)

	Millions of yen
	Nine months ended December 31, 2017	Nine months ended December 31, 2018
Revenues:
Finance revenues	¥171,348	¥179,951
Gains on investment securities and dividends	33,919	4,767
Operating leases	289,967	313,321
Life insurance premiums and related investment income	278,538	228,020
Sales of goods and real estate	836,689	453,199
Services income	584,421	616,897

Total revenues	2,194,882	1,796,155

Expenses:
Interest expense	56,806	67,376
Costs of operating leases	188,777	191,493
Life insurance costs	205,030	152,799
Costs of goods and real estate sold	782,273	415,810
Services expense	358,724	375,245
Other (income) and expense, net	(1,096)	242
Selling, general and administrative expenses	315,267	320,084
Provision for doubtful receivables and probable loan losses	11,960	14,075
Write-downs of long-lived assets	3,029	26
Write-downs of securities	830	821

Total expenses	1,921,600	1,537,971

Operating Income	273,282	258,184
Equity in Net Income of Affiliates	46,289	16,514
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, net	40,917	20,470

Income before Income Taxes	360,488	295,168
Provision for Income Taxes	98,934	56,140

Net Income	261,554	239,028

Net Income Attributable to the Noncontrolling Interests	4,875	2,387

Net Income Attributable to the Redeemable Noncontrolling Interests	288	434

Net Income Attributable to ORIX Corporation Shareholders	¥256,391	¥236,207

Note:  Certain line items presented in the consolidated statements of income have been changed starting from the three months ended June 30, 2018. For further information, see Note 2 “Significant Accounting and Reporting Policies (ag) Reclassifications.”

	Yen
	Nine months ended December 31, 2017	Nine months ended December 31, 2018
Amounts per Share of Common Stock for Net Income Attributable to ORIX Corporation Shareholders:
Basic:	¥200.05	¥184.53
Diluted:	¥199.86	¥184.38

	Millions of yen
	Three months ended December 31, 2017	Three months ended December 31, 2018
Revenues:
Finance revenues	¥58,002	¥62,599
Gains on investment securities and dividends	13,442	(6,968)
Operating leases	92,009	104,346
Life insurance premiums and related investment income	97,328	47,416
Sales of goods and real estate	220,121	122,438
Services income	196,184	204,310

Total revenues	677,086	534,141

Expenses:
Interest expense	18,885	25,528
Costs of operating leases	63,552	64,127
Life insurance costs	73,315	27,065
Costs of goods and real estate sold	202,708	110,497
Services expense	122,109	127,673
Other (income) and expense, net	368	745
Selling, general and administrative expenses	105,968	109,438
Provision for doubtful receivables and probable loan losses	3,962	5,865
Write-downs of long-lived assets	1,557	0
Write-downs of securities	407	113

Total expenses	592,831	471,051

Operating Income	84,255	63,090
Equity in Net Income of Affiliates	7,676	9,695
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, net	15,945	1,438

Income before Income Taxes	107,876	74,223
Provision for Income Taxes	15,723	(8,186)

Net Income	92,153	82,409

Net Income Attributable to the Noncontrolling Interests	1,592	903

Net Income Attributable to the Redeemable Noncontrolling Interests	140	349

Net Income Attributable to ORIX Corporation Shareholders	¥90,421	¥81,157

Note:  Certain line items presented in the consolidated statements of income have been changed starting from the three months ended June 30, 2018. For further information, see Note 2 “Significant Accounting and Reporting Policies (ag) Reclassifications.”

	Yen
	Three months ended December 31, 2017	Three months ended December 31, 2018
Amounts per Share of Common Stock for Net Income Attributable to ORIX Corporation Shareholders:
Basic:	¥70.67	¥63.41
Diluted:	¥70.60	¥63.35

(3) Condensed Consolidated Statements of Comprehensive Income (Unaudited)

	Millions of yen
	Nine months ended December 31, 2017	Nine months ended December 31, 2018
Net Income	¥261,554	¥239,028

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	(9,926)	(1,835)
Net change of debt valuation adjustments	0	303
Net change of defined benefit pension plans	(583)	5
Net change of foreign currency translation adjustments	25,882	(5,129)
Net change of unrealized gains (losses) on derivative instruments	439	(64)

Total other comprehensive income (loss)	15,812	(6,720)

Comprehensive Income	277,366	232,308

Comprehensive Income Attributable to the Noncontrolling Interests	4,587	2,299

Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	337	760

Comprehensive Income Attributable to ORIX Corporation Shareholders	¥272,442	¥229,249

	Millions of yen
	Three months ended December 31, 2017	Three months ended December 31, 2018
Net Income	¥92,153	¥82,409

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	(6,899)	(229)
Net change of debt valuation adjustments	0	384
Net change of defined benefit pension plans	(136)	206
Net change of foreign currency translation adjustments	7,227	(19,918)
Net change of unrealized gains (losses) on derivative instruments	363	(754)

Total other comprehensive income (loss)	555	(20,311)

Comprehensive Income	92,708	62,098

Comprehensive Income Attributable to the Noncontrolling Interests	637	496

Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	155	173

Comprehensive Income Attributable to ORIX Corporation Shareholders	¥91,916	¥61,429

(4) Condensed Consolidated Statements of Changes in Equity (Unaudited)

Nine months ended December 31, 2017

	Millions of yen
	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Beginning Balance	¥220,524	¥268,138	¥2,077,474	¥(21,270)	¥(37,168)	¥2,507,698	¥139,927	¥2,647,625

Contribution to subsidiaries						0	11,227	11,227
Transaction with noncontrolling interests		(1,060)				(1,060)	(9,679)	(10,739)
Comprehensive income, net of tax:
Net income			256,391			256,391	4,875	261,266
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				(9,878)		(9,878)	(48)	(9,926)
Net change of defined benefit pension plans				(584)		(584)	1	(583)
Net change of foreign currency translation adjustments				26,107		26,107	(274)	25,833
Net change of unrealized gains (losses) on derivative instruments				406		406	33	439

Total other comprehensive income (loss)						16,051	(288)	15,763

Total comprehensive income						272,442	4,587	277,029

Cash dividends			(72,757)			(72,757)	(7,572)	(80,329)
Exercise of stock options	200	100				300	0	300
Acquisition of treasury stock					(39,110)	(39,110)	0	(39,110)
Disposal of treasury stock		(180)			253	73	0	73
Other, net		321	(1)			320	0	320

Ending Balance	¥220,724	¥267,319	¥2,261,107	¥(5,219)	¥(76,025)	¥2,667,906	¥138,490	¥2,806,396

Nine months ended December 31, 2018
	Millions of yen
	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Balance at March 31, 2018	¥220,961	¥267,291	¥2,315,283	¥(45,566)	¥(75,545)	¥2,682,424	¥116,450	¥2,798,874

Cumulative effect of adopting Accounting Standards Update 2014-09			405			405	354	759
Cumulative effect of adopting Accounting Standards Update 2016-01			2,899	(2,899)		0	0	0
Cumulative effect of adopting Accounting Standards Update 2016-16			3,772			3,772	0	3,772

Balance at April 1, 2018	¥220,961	¥267,291	¥2,322,359	¥(48,465)	¥(75,545)	¥2,686,601	¥116,804	¥2,803,405

Contribution to subsidiaries						0	3,420	3,420
Transaction with noncontrolling interests		(9,866)		(40)		(9,906)	(48,428)	(58,334)
Comprehensive income, net of tax:
Net income			236,207			236,207	2,387	238,594
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				(1,835)		(1,835)	0	(1,835)
Net change of debt valuation adjustments				303		303	0	303
Net change of defined benefit pension plans				4		4	1	5
Net change of foreign currency translation adjustments				(5,353)		(5,353)	(102)	(5,455)
Net change of unrealized gains (losses) on derivative instruments				(77)		(77)	13	(64)

Total other comprehensive income (loss)						(6,958)	(88)	(7,046)

Total comprehensive income						229,249	2,299	231,548

Cash dividends			(88,438)			(88,438)	(8,243)	(96,681)
Exercise of stock options	150	75				225	0	225
Acquisition of treasury stock					(706)	(706)	0	(706)
Disposal of treasury stock		(233)			348	115	0	115
Other, net		358				358	0	358

Ending Balance	¥221,111	¥257,625	¥2,470,128	¥(55,463)	¥(75,903)	¥2,817,498	¥65,852	¥2,883,350

Note:	Changes in the redeemable noncontrolling interests are not included in this table. For further information, see Note 11 “Redeemable Noncontrolling Interests.”

(5) Condensed Consolidated Statements of Cash Flows (Unaudited)

	Millions of yen
	Nine months ended December 31, 2017	Nine months ended December 31, 2018
Cash Flows from Operating Activities:
Net income	¥261,554	¥239,028
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	202,704	217,993
Provision for doubtful receivables and probable loan losses	11,960	14,075
Equity in net income of affiliates (excluding interest on loans)	(43,796)	(13,793)
Gains on sales of subsidiaries and affiliates and liquidation losses, net	(40,917)	(20,470)
Gains on sales of securities other than trading	(27,387)	(6,685)
Gains on sales of operating lease assets	(32,482)	(50,445)
Write-downs of long-lived assets	3,029	26
Write-downs of securities	830	821
Decrease in trading securities	96,680	61,607
Increase in inventories	(14,723)	(24,011)
Decrease (Increase) in trade notes, accounts and other receivable	(4,533)	2,486
Decrease in trade notes, accounts and other payable	(13,778)	(28,794)
Decrease in policy liabilities and policy account balances	(40,226)	(21,596)
Other, net	(8,309)	11,368

Net cash provided by operating activities	350,606	381,610

Cash Flows from Investing Activities:
Purchases of lease equipment	(734,163)	(759,080)
Principal payments received under direct financing leases	349,351	351,947
Installment loans made to customers	(1,062,960)	(1,075,480)
Principal collected on installment loans	859,626	953,742
Proceeds from sales of operating lease assets	254,152	358,586
Investment in affiliates, net	(93,642)	(287,822)
Proceeds from sales of investment in affiliates	64,260	44,705
Purchases of available-for-sale debt securities	(292,363)	(412,247)
Proceeds from sales of available-for-sale debt securities	327,425	190,698
Proceeds from redemption of available-for-sale debt securities	85,429	59,943
Purchases of equity securities other than trading	(49,854)	(56,741)
Proceeds from sales of equity securities other than trading	74,402	68,030
Purchases of property under facility operations	(62,852)	(51,139)
Acquisitions of subsidiaries, net of cash acquired	(54,691)	(116,545)
Sales of subsidiaries, net of cash disposed	33,070	(39)
Other, net	(48,273)	34,181

Net cash used in investing activities	(351,083)	(697,261)

Cash Flows from Financing Activities:
Net increase in debt with maturities of three months or less	51,095	187,445
Proceeds from debt with maturities longer than three months	1,230,660	758,286
Repayment of debt with maturities longer than three months	(1,094,145)	(677,665)
Net increase in deposits due to customers	130,385	126,669
Cash dividends paid to ORIX Corporation shareholders	(72,757)	(88,438)
Acquisition of treasury stock	(39,110)	(706)
Contribution from noncontrolling interests	6,478	14,104
Purchases of shares of subsidiaries from noncontrolling interests	(6,651)	(69,508)
Net increase (decrease) in call money	(18,000)	5,000
Other, net	(9,038)	(8,448)

Net cash provided by financing activities	178,917	246,739

Effect of Exchange Rate Changes on Cash, Cash Equivalents and Restricted Cash	11,902	(1,006)

Net increase (decrease) in Cash, Cash Equivalents and Restricted Cash	190,342	(69,918)

Cash, Cash Equivalents and Restricted Cash at Beginning of Period	1,133,212	1,405,117

Cash, Cash Equivalents and Restricted Cash at End of Period	¥1,323,554	¥1,335,199

Notes:	1.	Prior-year amounts have been adjusted for the retrospective application of Accounting Standards Update 2016-18 (“Restricted Cash”—ASC 230 (“Statement of Cash Flows”)) on April 1, 2018.
2.

Accounting Standards Update 2016-01 (“Recognition and Measurement of Financial Assets and Financial Liabilities”—ASC 825-10 (“Financial Instruments—Overall”)) has been applied on April 1, 2018. The amounts that had been previously reported have been reclassified for this application.

3.

The following tables provide information about Cash, Cash Equivalents and Restricted Cash which are included in the Company’s consolidated balance sheets as of December 31, 2017 and December 31, 2018, respectively.

	Millions of yen
	December 31, 2017	December 31, 2018
Cash and Cash Equivalents	¥1,232,874	¥1,215,907
Restricted Cash	90,680	119,292

Cash, Cash Equivalents and Restricted Cash	¥1,323,554	¥1,335,199

Notes to Consolidated Financial Statements

1.	Overview of Accounting Principles Utilized

In preparing the accompanying consolidated financial statements, ORIX Corporation (the “Company”) and its subsidiaries have complied with generally accepted accounting principles in the United States (“U.S. GAAP”), except for the accounting for stock splits.

These statements include all adjustments (consisting of normal recurring accruals) that we considered necessary to present a fair statement of our results of operations, financial position and cash flows. The results reported in these consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. These consolidated financial statements should be read in conjunction with the financial statements and notes thereto included in our March 31, 2018 consolidated financial statements on Form 20-F.

Since the Company listed on the New York Stock Exchange in September 1998, the Company has filed the annual report (Form 20-F) including the consolidated financial statements with the Securities and Exchange Commission.

Significant differences between U.S. GAAP and generally accepted accounting principles in Japan (“Japanese GAAP”) are as follows:

(a) Revenue recognition for revenue from contracts with customers

Under U.S. GAAP, revenues from contracts with customers such as sales of goods and real estate, and services income are recognized to depict the transfer of promised goods or services to customers in the amounts that reflect the consideration to which the entity expects to be entitled in exchange for those goods or services.

Under Japanese GAAP, revenues are generally recognized when cash or monetary assets are received as a consideration by sales of goods or rendering of services in accordance with realization principle.

(b) Initial direct costs

Under U.S. GAAP, certain initial direct costs to originate leases or loans are being deferred and amortized as yield adjustments over the life of related direct financing leases or loans by using interest method.

Under Japanese GAAP, those initial direct costs are recognized as expenses when they are incurred.

(c) Operating leases

Under U.S. GAAP, revenues from operating leases are recognized on a straight-line basis over the contract terms. Operating lease assets are depreciated over their estimated useful lives mainly on a straight-line basis.

Japanese GAAP allows for operating lease assets to be depreciated using mainly either a declining-balance basis or a straight-line basis.

(d) Accounting for life insurance operations

Under U.S. GAAP, certain costs related directly to the successful acquisition of new (or renewal of) insurance contracts are deferred and amortized over the respective policy periods in proportion to anticipated premium revenue.

Under Japanese GAAP, such costs are recorded as expenses currently in earnings in each accounting period.

In addition, under U.S. GAAP, policy liabilities for future policy benefits are established using the net level premium method based on actuarial estimates of the amount of future policyholder benefits. Under Japanese GAAP, these are calculated by the methodology which relevant authorities accept.

(e) Accounting for goodwill and other intangible assets in business combination

Under U.S. GAAP, goodwill and indefinite-lived intangible assets are not amortized, but assessed for impairment at least annually. Additionally, if events or changes in circumstances indicate that the asset might be impaired, the Company and its subsidiaries test for impairment when such events or changes occur.

Under Japanese GAAP, goodwill is amortized over an appropriate period up to 20 years.

(f) Accounting for pension plans

Under U.S. GAAP, the net actuarial gain (loss) is amortized using a corridor test.

Under Japanese GAAP, the net actuarial gain (loss) is fully amortized over a certain term within the average remaining service period of employees.

(g) Sale of the parent’s ownership interest in subsidiaries

Under U.S. GAAP, in a transaction that results in the loss of control, the gain or loss recognized in income includes the realized gain or loss related to the portion of ownership interest sold and the gain or loss on the remeasurement to fair value of the interest retained.

Under Japanese GAAP, in a transaction that results in the loss of control, only the realized gain or loss related to the portion of ownership interest sold is recognized in income and the gain or loss on the remeasurement to fair value of the interest retained is not recognized.

(h) Consolidated statements of cash flows

Classification in the statements of cash flows under U.S. GAAP differs from Japanese GAAP. As significant differences, purchase of lease equipment and principal payments received under direct financing leases, proceeds from sales of operating lease assets, installment loans made to customers and principal collected on installment loans (excluding issues and collections of loans held for sale) are included in “Cash Flows from Investing Activities” under U.S. GAAP while they are classified as “Cash Flows from Operating Activities” under Japanese GAAP.

In addition, under U.S. GAAP, restricted cash is required to be added to the balance of cash and cash equivalents.

(i) Transfer of financial assets

Under U.S. GAAP, an entity is required to perform analysis to determine whether or not to consolidate trusts or special-purpose companies, collectively special-purpose entities (“SPEs”) for securitization under the VIE’s consolidation rules. As a result of the analysis, if it is determined that the enterprise transferred financial assets in a securitization transaction to an SPE that needs to be consolidated, the transaction is not accounted for as a sale.

In addition, if the transferor transfers a portion of financial assets, the transaction is not accounted for as a sale but accounted for as a secured borrowing unless each interest held by the transferor and transferee meets the definition of a participating interest and the transfer of a portion of financial assets meets criteria for derecognition of transferred financial assets.

Under Japanese GAAP, an SPE that meets certain conditions may be considered not to be a subsidiary of the transferor. Therefore, if an enterprise transfers financial assets to this type of SPE in a securitization transaction, the transferee SPE is not required to be consolidated, and the enterprise accounts for the transaction as a sale and recognizes a gain or loss on the sale into earnings when control over the transferred assets is surrendered.

In addition, if the transferor transfers a portion of financial assets, the enterprise accounts for the transaction as a sale and recognizes a gain or loss on the sale into earnings when the transfer of a portion of financial assets meets criteria for derecognition of transferred financial assets.

(j) Investment in securities

Under U.S. GAAP, unrealized gains and losses from all of equity securities are generally recognized in income.

Under Japanese GAAP, such unrealized gains and losses from equity securities other than trading are to be recognized in other comprehensive income (loss), net of applicable income taxes.

(k) Fair value option

Under U.S. GAAP, an entity is permitted to carry certain eligible financial assets and liabilities at fair value and to recognize changes in that item’s fair value in earnings through the election of the fair value option. The portion of the total change in the fair value of the financial liability that results from a change in the instrument-specific credit risk is to be recognized in other comprehensive income (loss), net of applicable income taxes.

Under Japanese GAAP, there is no accounting standard for fair value option.

2.	Significant Accounting and Reporting Policies

(a) Principles of consolidation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries. Investments in affiliates, where the Company has the ability to exercise significant influence by way of 20% – 50% ownership or other means, are accounted for by using the equity method. Where the Company holds majority voting interests but noncontrolling shareholders have substantive participating rights to decisions that occur as part of the ordinary course of their business, the equity method is applied. In addition, the consolidated financial statements include VIEs to which the Company and its subsidiaries are primary beneficiaries.

A lag period of up to three months is used on a consistent basis for recognizing the results of certain subsidiaries and affiliates.

All significant intercompany accounts and transactions have been eliminated in consolidation.

(b) Use of estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company has identified ten areas where it believes assumptions and estimates are particularly critical to the financial statements. The Company makes estimates and assumptions to the selection of valuation techniques and determination of assumptions used in fair value measurements, the determination and periodic reassessment of the unguaranteed residual value for direct financing leases and operating leases, the determination and reassessment of insurance policy liabilities and deferred policy acquisition costs, the determination of the allowance for doubtful receivables on direct financing leases and probable loan losses, the recognition and measurement of impairment of long-lived assets, the recognition and measurement of impairment of investment in securities, the determination of the valuation allowance for deferred tax assets and the evaluation of tax positions, the assessment and measurement of effectiveness in hedging relationship using derivative financial instruments, the determination of benefit obligation and net periodic pension cost and the recognition and measurement of impairment of goodwill and indefinite-lived intangible assets.

(c) Foreign currencies translation

The Company and its subsidiaries maintain their accounting records in their functional currency. Transactions in foreign currencies are recorded in the entity’s functional currency based on the prevailing exchange rates on the transaction date.

The financial statements of overseas subsidiaries and affiliates are translated into Japanese yen by applying the exchange rates in effect at the end of each fiscal year to all assets and liabilities. Income and expenses are translated at the average rates of exchange prevailing during the fiscal year. The currencies in which the operations of the overseas subsidiaries and affiliates are conducted are regarded as the functional currencies of these companies. Foreign currency translation adjustments reflected in other comprehensive income (loss), net of applicable income taxes, arise from the translation of foreign currency financial statements into Japanese yen.

(d) Revenue recognition

The Company and its subsidiaries recognize revenues from only contracts with customers that are not completed on April 1, 2018, such as sales of goods and real estate, and services income, based on the following five steps;

Step 1: Identify the contract(s) with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

In accordance with these steps, revenues are recognized to depict the transfer of promised goods or services to customers in the amounts that reflect the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenues are recognized net of discount, incentives and estimated sales returns. In case that the Company and its subsidiaries receive payment from customers before satisfying performance obligations, the amounts are recognized as contract liabilities. In transactions that involve third parties, if the Company and its subsidiaries control the goods or services before they are transferred to the customers, revenue is recognized on gross amount as the principal.

Excluding the aforementioned policy, the policies as specifically described hereinafter are applied for each of revenue items.

Finance Revenues—Finance revenues mainly include revenues from direct financing leases, installment loans, and financial guarantees.

(1) Revenues from direct financing leases

Direct financing leases consist of full-payout leases for various equipment types, including office equipment, industrial machinery and transportation equipment. In providing leasing services, the Company and its subsidiaries execute supplemental services, such as paying insurance and handling taxes on leased assets on behalf of lessees. The excess of aggregate lease rentals plus the estimated unguaranteed residual value over the cost of the leased equipment constitutes the unearned lease income to be taken into income over the lease term by using the interest method. The estimated unguaranteed residual value represents estimated proceeds from the disposition of equipment at the time the lease is terminated. The estimated unguaranteed residual value is based on market value of used equipment, estimates of when and how much equipment will become obsolete, and actual recovery being experienced for similar used equipment. Initial direct costs are being deferred and amortized as a yield adjustment over the life of the related lease by using interest method. The unamortized balance of initial direct costs is reflected as a component of investment in direct financing leases.

(2) Revenues from installment loans

Interest income on installment loans is recognized on an accrual basis. Certain direct loan origination costs, net of origination fees, are being deferred and amortized over the contractual term of the loan as an adjustment of the related loan’s yield using the interest method.

Interest payments received on impaired loans other than purchased loans are recorded as interest income unless the collection of the remaining investment is doubtful at which time payments received are recorded as reductions of principal. For purchased loans, although the acquired assets may remain loans in legal form, collections on these loans often do not reflect the normal historical experience of collecting delinquent accounts, and the need to tailor individual collateral-realization strategies often makes it difficult to reliably estimate the amount, timing, or nature of collections. Accordingly, the Company and its subsidiaries use the cost recovery method of income recognition for such purchased loans regardless of whether impairment is recognized or not.

(3) Revenues from financial guarantees

At the inception of a guarantee, fair value for the guarantee is recognized as a liability in the consolidated balance sheets. The Company and its subsidiaries recognize revenue mainly over the term of guarantee by a systematic and rational amortization method as the Company and the subsidiaries are released from the risk of the obligation.

(4) Non-accrual policy

In common with all classes, past-due financing receivables are receivables for which principal or interest is past-due 30 days or more. Loans whose terms have been modified are not classified as past-due financing receivables if the principals and interests are not past-due 30 days or more in accordance with the modified terms. The Company and its subsidiaries suspend accruing revenues on past-due installment loans and direct financing leases when principal or interest is past-due 90 days or more, or earlier, if management determines that their collections are doubtful based on factors such as individual debtor’s creditworthiness, historical loss experience, current delinquencies and delinquency trends. Accrued but uncollected interest is reclassified to investment in direct financing leases or installment loans in the accompanying consolidated balance sheets and becomes subject to the allowance for doubtful receivables and probable loan loss process. Cash repayments received on non-accrual loans are applied first against past due interest and then any surpluses are applied to principal in view of the conditions of the contract and obligors. The Company and its subsidiaries return non-accrual loans and lease receivables to accrual status when it becomes probable that the Company and its subsidiaries will be able to collect all amounts due according to the contractual terms of these loans and receivables, as evidenced by continual payments from the debtors. The period of such continual payments before returning to accrual status varies depending on factors that we consider are relevant in assessing the debtor’s creditworthiness, such as the debtor’s business characteristics and financial conditions as well as relevant economic conditions and trends.

Gains on investment securities and dividends—Gains on investment securities are recorded on a trade date basis. Dividends are recorded when right to receive dividends is established.

Operating leases—Revenues from operating leases are recognized on a straight-line basis over the contract terms. Investment in operating leases is recorded at cost less accumulated depreciation, which was ¥605,415 million and ¥616,846 million as of March 31, 2018 and December 31, 2018, respectively. Operating lease assets are depreciated over their estimated useful lives mainly on a straight-line basis. Depreciation expenses are included in costs of operating leases. Gains or losses arising from dispositions of operating lease assets are included in operating lease revenues.

Estimates of residual values are based on market values of used equipment, estimates of when and the extent to which equipment will become obsolete and actual recovery being experienced for similar used equipment.

(e) Insurance and reinsurance transactions

Premium income from life insurance policies, net of premiums on reinsurance ceded, is recognized as earned premiums when due.

Life insurance benefits are recorded as expenses when they are incurred. Policy liabilities and policy account balances for future policy benefits are measured using the net level premium method, based on actuarial estimates of the amount of future policyholder benefits. The policies are characterized as long-duration policies and mainly consist of whole life, term life, endowments, medical insurance and individual annuity insurance contracts. For policies other than individual annuity insurance contracts, computation of policy liabilities necessarily includes assumptions about mortality, morbidity, lapse rates, future yields on related investments and other factors applicable at the time the policies are written. A certain subsidiary continually evaluates the potential for changes in the estimates and assumptions applied in determining policy liabilities, both positive and negative, and uses the results of these evaluations both to adjust recorded liabilities and to adjust underwriting criteria and product offerings.

The insurance contracts sold by the subsidiary include variable annuity, variable life and fixed annuity insurance contracts. The subsidiary manages investment assets on behalf of variable annuity and variable life policyholders, which consist of equity securities and are included in investments in securities in the consolidated balance sheets. These investment assets are measured at fair value with realized and unrealized gains or losses recognized in life insurance premiums and related investment income in the consolidated statements of income. The subsidiary elected the fair value option for the entire variable annuity and variable life insurance contracts with changes in the fair value recognized in life insurance costs.

The subsidiary provides minimum guarantees to variable annuity and variable life policyholders under which it is exposed to the risk of compensating losses incurred by the policyholders to the extent contractually required. To mitigate the risk, a portion of the minimum guarantee risk related to variable annuity and variable life insurance contracts is ceded to reinsurance companies and the remaining risk is economically hedged by entering into derivative contracts. The reinsurance contracts do not relieve the subsidiary from the obligation as the primary obligor to compensate certain losses incurred by the policyholders, and the default of the reinsurance companies may impose additional losses on the subsidiary. Certain subsidiaries have elected the fair value option for certain reinsurance contracts relating to variable annuity and variable life insurance contracts, which is included in other assets in the consolidated balance sheets.

Policy liabilities and policy account balances for fixed annuity insurance contracts are measured based on the single-premiums plus interest based on expected rate and fair value adjustments relating to the acquisition of the subsidiary, less withdrawals, expenses and other charges. The credited interest is recorded in life insurance costs in the consolidated statements of income.

Certain costs related directly to the successful acquisition of new or renewal insurance contracts, or deferred policy acquisition costs, are deferred and amortized over the respective policy periods in proportion to anticipated premium revenue. These deferred policy acquisition costs consist primarily of first-year commissions, except for recurring policy maintenance costs and certain variable costs and expenses for underwriting policies.

(f) Allowance for doubtful receivables on direct financing leases and probable loan losses

The allowance for doubtful receivables on direct financing leases and probable loan losses is maintained at a level which, in the judgment of management, is appropriate to provide for probable losses inherent in lease and loan portfolios. The allowance is increased by provision charged to income and is decreased by charge-offs, net of recoveries.

Developing the allowance for doubtful receivables on direct financing leases and probable loan losses is subject to numerous estimates and judgments. In evaluating the appropriateness of the allowance, management considers various factors, including the business characteristics and financial conditions of the obligors, current economic conditions and trends, prior charge-off experience, current delinquencies and delinquency trends, future cash flows expected to be received from the direct financing leases and loans and value of underlying collateral and guarantees. Impaired loans are individually evaluated for a valuation allowance based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral-dependent. For non-impaired loans, including loans that are not individually evaluated for impairment, and direct financing leases, the Company and its subsidiaries evaluate prior charge-off experience segmented by the debtors’ industries and the purpose of the loans, and then develop the allowance for doubtful receivables on direct financing leases and probable loan losses considering the prior charge-off experience and current economic conditions.

The Company and its subsidiaries charge off doubtful receivables when the likelihood of any future collection is believed to be minimal considering debtors’ creditworthiness and the liquidation status of collateral.

(g) Impairment of long-lived assets

The Company and its subsidiaries perform a recoverability test for long-lived assets to be held and used in operations, including tangible assets and intangible assets being amortized, consisting primarily of office buildings, condominiums, golf courses and other properties under facility operations, whenever events or changes in circumstances indicated that the assets might be impaired. The assets are considered not recoverable when the undiscounted future cash flows estimated to be generated by those assets are less than the carrying amount of those assets. The carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount. The Company and its subsidiaries determine the fair value using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate.

(h) Investment in securities

Equity securities are generally reported at fair value with unrealized gains and losses included in income. Equity securities without readily determinable fair values are recorded at its cost minus impairment, if any, plus or minus changes resulting from observable price changes under the election of the measurement alternative, except for investments which are valued at net asset value per share.

Equity securities elected to apply the measurement alternative are written down to its fair value with losses included in income if a qualitative assessment indicates that the investment is impaired and the fair value of the investment is less than its carrying value.

In addition, investments included in equity securities that are accounted for under the equity method are recorded at fair value with unrealized gains and losses included in income if certain subsidiaries elect the fair value option.

Trading debt securities are reported at fair value with unrealized gains and losses included in income.

Available-for-sale debt securities are reported at fair value, and unrealized gains or losses are recorded in accumulated other comprehensive income (loss), net of applicable income taxes, except for investments which are recorded at fair value with unrealized gains and losses included in income by electing the fair value option.

Held-to-maturity debt securities are recorded at amortized cost.

For debt securities other than trading, where the fair value is less than the amortized cost, the Company and its subsidiaries consider whether those securities are other-than-temporarily impaired using all available information about their collectability. The Company and its subsidiaries do not consider a debt security to be other-than-temporarily impaired if (1) the Company and its subsidiaries do not intend to sell the debt security, (2) it is not more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis and (3) the present value of estimated cash flows will fully cover the amortized cost of the security. On the other hand, the Company and its subsidiaries consider a debt security to be other-than-temporarily impaired if any of the above mentioned three conditions are not met. When the Company and its subsidiaries deem a debt security to be other-than-temporarily impaired, the Company and its subsidiaries recognize the entire difference between the amortized cost and the fair value of the debt securities in earnings if the Company and its subsidiaries intend to sell the debt security or it is more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis less any current-period credit loss. However, if the Company and its subsidiaries do not intend to sell the debt security and it is not more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis less any current-period credit loss, the Company and its subsidiaries separate the difference between the amortized cost and the fair value of the debt securities into the credit loss component and the non-credit loss component. The credit loss component is recognized in earnings, and the non-credit loss component is recognized in other comprehensive income (loss), net of applicable income taxes.

(i) Income taxes

The Company, in general, determines its provision for income taxes for quarterly periods by applying the current estimate of the effective tax rate for the full fiscal year to the actual year-to-date income before income taxes. The estimated effective tax rate is determined by dividing the estimated provision for income taxes for the full fiscal year by the estimated income before income taxes for the full fiscal year.

At the fiscal year end, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. The Company and its subsidiaries release to earnings stranded income tax effects in accumulated other comprehensive income (loss) resulting from changes in tax laws or rates or changes in judgment about realization of a valuation allowance on a specific identification basis when the individual items are completely sold or terminated. A valuation allowance is recognized if, based on the weight of available evidence, it is “more likely than not” that some portion or all of the deferred tax asset will not be realized.

The effective income tax rates for the nine months ended December 31, 2017 and 2018 were 27.4% and 19.0%, respectively. These rates are 14.6% and (11.0)% for the three months ended December 31, 2017 and 2018, respectively. The effective tax rate for the three months ended December 31, 2018 was negative mainly due to the reversal of deferred tax liabilities, which had been recorded against undistributed earnings of DAIKYO INCORPORATED (hereinafter, “DAIKYO”) to be described below. For the nine and three months ended December 31, 2017, the Company and its subsidiaries in Japan were subject to a National Corporate tax of approximately 24%, an Inhabitant tax of approximately 4% and a deductible Enterprise tax of approximately 4%, which in the aggregate result in a statutory income tax rate of approximately 31.7%. For the nine and three months ended December 31, 2018, the Company and its subsidiaries in Japan were subject to a National Corporate tax of approximately 24%, an Inhabitant tax of approximately 4% and a deductible Enterprise tax of approximately 4%, which in the aggregate result in a statutory income tax rate of approximately 31.5%. The effective income tax rate is different from the statutory tax rate primarily because of certain nondeductible expenses for tax purposes, non-taxable income for tax purposes, changes in valuation allowance, the effect of lower tax rates on certain subsidiaries and the effect of investor taxes on earnings of subsidiaries.

On December 22, 2017, the tax reform bill “Tax Cuts and Jobs Act (H.R.1 / Public Law No. 115-97)” in the United States was enacted. From January 1, 2018, the U.S. corporate tax rate reduced from 35% to 21%. Decrease of the deferred tax assets and liabilities due to this tax reform resulted in a decrease of provision for income taxes by ¥17,465 million for the nine and three months ended December 31, 2017.

As of October 26, 2018, the Company decided to acquire common shares of its domestic subsidiary, DAIKYO through a tender offer (hereinafter, “the Tender Offer”), and change the method of collecting undistributed earnings of DAIKYO from collection through a taxable transaction to collection through a tax free transaction. As of December 10, 2018, the Tender Offer was concluded and ownership percentage of the Company’s voting rights in DAIKYO increased from 67.92% to 94.07%. Along with the establishment of these events, the Company completely reversed the deferred tax liabilities previously recorded for undistributed earnings of DAIKYO during the three months ended December 31, 2018. As a result of this reversal of deferred tax liabilities, income taxes decreased by ¥27,376 million for the nine and three months ended December 31, 2018.

The Company and its subsidiaries file tax returns in Japan and certain foreign tax jurisdictions and recognize the financial statement effects of a tax position taken or expected to be taken in a tax return when it is more likely than not, based on the technical merits, that the position will be sustained upon tax examination, including resolution of any related appeals or litigation processes, and measure tax positions that meet the recognition threshold at the largest amount of tax benefit that is greater than 50 percent likely to be realized upon settlement with the taxing authority. The Company and its subsidiaries present an unrecognized tax benefit as either a reduction of a deferred tax asset, a reduction of an amount refundable or a liability, based on the intended method of settlement. The Company and its subsidiaries classify penalties and interest expense related to income taxes as part of provision for income taxes in the consolidated statements of income.

The Company and certain subsidiaries have elected to file a consolidated tax return for National Corporation tax purposes.

(j) Securitized assets

The Company and its subsidiaries have securitized and sold to investors various financial assets such as lease receivables and loan receivables. In the securitization process, the assets to be securitized are sold to SPEs that issue asset-backed beneficial interests and securities to the investors.

SPEs used in securitization transactions are consolidated if the Company and its subsidiaries are the primary beneficiary of the SPEs, and the transfers of the financial assets to those consolidated SPEs are not accounted for as sales. Assets held by consolidated SPEs continue to be accounted for as lease receivables or loan receivables, as they were before the transfer, and asset-backed beneficial interests and securities issued to the investors are accounted for as debt. When the Company and its subsidiaries have transferred financial assets to a transferee that is not subject to consolidation, the Company and its subsidiaries account for the transfer as a sale if control over the transferred assets is surrendered.

The Company and certain subsidiaries originate and sell loans into the secondary market, while retaining the obligation to service those loans. In addition, a certain subsidiary undertakes obligations to service loans originated by others. The subsidiary recognizes servicing assets if it expects the benefit of servicing to more than adequately compensate it for performing the servicing or recognizes servicing liabilities if it expects the benefit of servicing to less than adequately compensate it. These servicing assets and liabilities are initially recognized at fair value and subsequently accounted for using the amortization method whereby the assets and liabilities are amortized in proportion to and over the period of estimated net servicing income or net servicing loss. On a quarterly basis, servicing assets and liabilities are evaluated for impairment or increased obligations. The fair value of servicing assets and liabilities is estimated using an internal valuation model, or by obtaining an opinion of value from an independent third-party vendor. Both methods are based on calculating the present value of estimated future net servicing cash flows, taking into consideration discount rates, prepayments and servicing costs. The internal valuation model is validated at least semiannually through third-party valuations.

(k) Derivative financial instruments

The Company and its subsidiaries recognize all derivatives on the consolidated balance sheets at fair value. The accounting treatment of subsequent changes in the fair value depends on their use, and whether they qualify as effective “hedges” for accounting purposes. Derivatives for the purpose of economic hedge that are not qualified for hedge accounting are adjusted to fair value through the consolidated statements of income. If a derivative is a hedge, then depending on its nature, changes in its fair value will be either offset against changes in the fair value of hedged assets or liabilities through the consolidated statements of income or recorded in other comprehensive income (loss), net of applicable income taxes.

If a derivative is held as a hedge of the variability of fair value related to a recognized asset or liability or an unrecognized firm commitment (“fair value” hedge), changes in the fair value of the derivative are recorded in earnings along with the changes in the fair value of the hedged item.

If a derivative is held as a hedge of the variability of cash flows related to a forecasted transaction or a recognized asset or liability (“cash flow” hedge), changes in the fair value of the derivative are recorded in other comprehensive income (loss), net of applicable income taxes, to the extent that the derivative is effective as a hedge, until earnings are affected by the variability in cash flows of the designated hedged item.

If a derivative is held as a hedge of a foreign-currency fair-value or cash-flow hedge (“foreign currency” hedge), changes in the fair value of the derivative are recorded in either earnings or other comprehensive income (loss), net of applicable income taxes, depending on whether the hedged transaction is a fair-value hedge or a cash-flow hedge. However, if a derivative is used as a hedge of a net investment in a foreign operation, changes in its fair value, to the extent effective as a hedge, are recorded in the foreign currency translation adjustments account within other comprehensive income (loss), net of applicable income taxes.

The ineffective portion of changes in fair value of derivatives that qualify as a hedge are recorded in earnings.

For all hedging relationships that are designated and qualified as hedging, at inception the Company and its subsidiaries formally document the details of the hedging relationship and the hedged activity. The Company and its subsidiaries formally assess, both at the hedge’s inception and on an ongoing basis, the effectiveness of the hedge relationship. The Company and its subsidiaries cease hedge accounting prospectively when the derivative no longer qualifies for hedge accounting.

(l) Pension plans

The Company and certain subsidiaries have contributory and non-contributory pension plans covering substantially all of their employees. The costs of pension plans are accrued based on amounts determined using actuarial methods, with assumptions of discount rate, rate of increase in compensation level, expected long-term rate of return on plan assets and others.

The Company and its subsidiaries also recognize the funded status of pension plans, measured as the difference between the fair value of plan assets and the benefit obligation, on the consolidated balance sheets. Changes in that funded status are recognized in the year in which the changes occur through other comprehensive income (loss), net of applicable income taxes.

(m) Stock-based compensation

The Company and its subsidiaries measure stock-based compensation expense as consideration for services provided by employees based on the fair value of the grant date. The costs are recognized over the requisite service period.

(n) Stock splits

Stock splits implemented prior to October 1, 2001 had been accounted for by transferring an amount equivalent to the par value of the shares from additional paid-in capital to common stock as required by the Japanese Commercial Code (the “Code”) before amendment. However, no such reclassification was made for stock splits when common stock already included a portion of the proceeds from shares issued at a price in excess of par value. This method of accounting was in conformity with accounting principles generally accepted in Japan.

As a result of a revision to the Code before amendment effective on October 1, 2001 and the Companies Act implemented on May 1, 2006, the above-mentioned method of accounting required by the Code became unnecessary.

In the United States, stock splits in comparable circumstances are considered to be stock dividends and are accounted for by transferring from retained earnings to common stock and additional paid-in capital amounts equal to the fair market value of the shares issued. Common stock is increased by the par value of the shares and additional paid-in capital is increased by the excess of the market value over par value of the shares issued. Had such stock splits made prior to October 1, 2001 been accounted for in this manner, additional paid-in capital as of December 31, 2018 would have increased by approximately ¥24,674 million, with a corresponding decrease in retained earnings. Total ORIX Corporation shareholders’ equity would remain unchanged. Stock splits on May 19, 2000 were excluded from the above amounts because the stock splits were not considered to be stock dividends under U.S. GAAP.

(o) Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits placed with banks and short-term highly liquid investments with original maturities of three months or less.

(p) Restricted cash

Restricted cash consists of trust accounts under securitization programs and real estate, deposits related to servicing agreements, deposits collected on the underlying assets and applied to non-recourse loans, deposits held on behalf of third parties in the aircraft-related business and others.

(q) Installment loans

Certain loans, for which the Company and its subsidiaries have the intent and ability to sell to outside parties in the foreseeable future, are considered held for sale and are carried at the lower of cost or market value determined on an individual basis, except loans held for sale for which the fair value option was elected. A subsidiary elected the fair value option on its loans held for sale. The subsidiary enters into forward sale agreements to offset the change in the fair value of loans held for sale, and the election of the fair value option allows the subsidiary to recognize both the change in the fair value of the loans and the change in the fair value of the forward sale agreements due to changes in interest rates in the same accounting period.

Loans held for sale are included in installment loans, and the outstanding balances of these loans as of March 31, 2018 and December 31, 2018 were ¥18,300 million and ¥48,964 million, respectively. There were ¥17,260 million and ¥35,697 million of loans held for sale as of March 31, 2018 and December 31, 2018, respectively, measured at fair value by electing the fair value option.

(r) Property under facility operations

Property under facility operations consist primarily of operating facilities (including golf courses, hotels, training facilities and senior housings) and environmental assets (including mega solar), which are stated at cost less accumulated depreciation, and depreciation is calculated mainly on a straight-line basis over the estimated useful lives of the assets. Accumulated depreciation was ¥101,103 million and ¥113,913 million as of March 31, 2018 and December 31, 2018, respectively.

(s) Trade notes, accounts and other receivable

Trade notes, accounts and other receivable primarily include accounts receivables in relation to sales of assets to be leased, inventories and other assets and payment made on behalf of lessees for property tax, maintenance fees and insurance premiums in relation to lease contracts.

(t) Inventories

Inventories consist primarily of residential condominiums under development, completed residential condominiums (including those waiting to be delivered to buyers under the contract for sale), and merchandise for sale. Residential condominiums under development are carried at cost less any impairment losses, and completed residential condominiums and merchandise for sale are stated at the lower of cost or fair value less cost to sell. The cost of inventories that are unique and not interchangeable is determined on the specific identification method and the cost of other inventories is principally determined on the average method. As of March 31, 2018 and December 31, 2018, residential condominiums under development were ¥51,415 million and ¥82,326 million, respectively, and completed residential condominiums and merchandise for sale were ¥59,586 million and ¥62,693 million, respectively.

The company and its subsidiaries recorded ¥512 million and ¥269 million of write-downs principally on completed residential condominiums and merchandise for sale for the nine months ended December 31, 2017 and 2018, respectively, primarily resulting from a decrease in expected sales price. The amounts of such write-downs for the three months ended December 31, 2017 and 2018 were ¥424 million and ¥159 million, respectively. These write-downs were recorded in costs of goods and real estate sold and principally included in Investment and Operation segment.

(u) Office facilities

Office facilities are stated at cost less accumulated depreciation. Depreciation is calculated on a declining-balance basis or straight-line basis over the estimated useful lives of the assets. Accumulated depreciation was ¥51,395 million and ¥53,896 million as of March 31, 2018 and December 31, 2018, respectively.

(v) Other assets

Other assets consist primarily of goodwill and other intangible assets in acquisitions, reinsurance recoverables in relation to reinsurance contracts, deferred insurance policy acquisition costs which are amortized over the contract periods, leasehold deposits, advance payments made in relation to construction of real estate under operating leases and property under facility operations, prepaid benefit cost, servicing assets, derivative assets and deferred tax assets.

(w) Goodwill and other intangible assets

The Company and its subsidiaries account for all business combinations using the acquisition method. The Company and its subsidiaries recognize intangible assets acquired in a business combination apart from goodwill if the intangible assets meet one of two criteria—either the contractual-legal criterion or the separately identifiable criterion. Goodwill is measured as an excess of the aggregate of consideration transferred and the fair value of noncontrolling interests over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed in the business combination measured at fair value. The Company and its subsidiaries would recognize a bargain purchase gain when the amount of recognized net assets exceeds the sum of consideration transferred and the fair value of noncontrolling interests. In a business combination achieved in stages, the Company and its subsidiaries remeasure their previously held equity interest at their acquisition-date fair value and recognize the resulting gain or loss, if any, in earnings.

The Company and its subsidiaries perform an impairment test for goodwill and any indefinite-lived intangible assets at least annually. Additionally, if events or changes in circumstances indicate that the asset might be impaired, the Company and its subsidiaries test for impairment when such events or changes occur.

The Company and its subsidiaries have the option to perform a qualitative assessment to determine whether to calculate the fair value of a reporting unit under the first step of the two-step goodwill impairment test. The Company and its subsidiaries perform the qualitative assessment for some goodwill but bypass the qualitative assessment and proceed directly to the first step of the two-step impairment test for other goodwill. For the goodwill for which the qualitative assessment is performed, if, after assessing the totality of events or circumstances, the Company and/or subsidiaries determine that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then the Company and/or subsidiaries do not perform the two-step impairment test. However, if the Company and/or subsidiaries conclude otherwise or determine to bypass the qualitative assessment, the Company and/or subsidiaries proceed to perform the first step of the two-step impairment test. The first step of goodwill impairment test, used to identify potential impairment, calculates the fair value of the reporting unit and compares the fair value with the carrying amount of the reporting unit. If the fair value of the reporting unit falls below its carrying amount, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares implied fair value of goodwill with its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized in an amount equal to that excess. The Company and its subsidiaries test the goodwill either at the operating segment level or one level below the operating segments.

The Company and its subsidiaries have the option to perform a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired. The Company and its subsidiaries perform the qualitative assessment for some indefinite-lived intangible assets but bypass the qualitative assessment and perform the quantitative assessment for other indefinite-lived intangible assets. For those indefinite-lived assets for which the qualitative assessment is performed, if, after assessing the totality of events and circumstances, the Company and/or subsidiaries conclude that it is not more likely than not that the indefinite-lived asset is impaired, then the Company and/or subsidiaries do not perform the quantitative impairment test. However, if the Company and/or subsidiaries conclude otherwise or determine to bypass the qualitative assessment, the Company and/or subsidiaries calculate the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test. If the carrying amount of the indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

Intangible assets with finite lives are amortized over their useful lives and tested for impairment. The Company and its subsidiaries perform a recoverability test for the intangible assets whenever events or changes in circumstances indicate that the assets might be impaired. The intangible assets are considered not recoverable when the undiscounted future cash flows estimated to be generated by those assets are less than the carrying amount of those assets, and the net carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount.

The amount of goodwill was ¥368,625 million and ¥441,697 million as of March 31, 2018 and December 31, 2018, respectively.

The amount of other intangible assets was ¥439,100 million and ¥427,572 million as of March 31, 2018 and December 31, 2018, respectively.

(x) Trade notes, accounts and other payable

Trade notes, accounts and other payable include primarily accounts payable in relation to purchase of assets to be leased, merchandise for sale and other assets, accounts payable in relation to construction work of residential condominiums and deposits received mainly for withholding income tax.

(y) Other Liabilities

Other liabilities include primarily accrued expenses related to interest and bonus, accrued benefit liability, advances received from lessees in relation to lease contracts, deposits received from real estate transaction, contract liabilities mainly related to automobile maintenance services and derivative liabilities.

(z) Capitalization of interest costs

The Company and its subsidiaries capitalized interest costs primarily related to specific environmental assets and long-term real estate development projects.

(aa) Advertising

The costs of advertising are expensed as incurred.

(ab) Earnings per share

Basic earnings per share is computed by dividing net income attributable to ORIX Corporation shareholders by the weighted average number of shares of outstanding common stock in each period. Diluted earnings per share is calculated by reflecting the potential dilution that could occur if securities or other contracts issuing common stock were exercised or converted into common stock.

(ac) Additional acquisition and partial sale of the parent’s ownership interest in subsidiaries

Additional acquisition of the parent’s ownership interest in subsidiaries and partial sale of such interest where the parent continues to retain control of the subsidiary are accounted for as equity transactions. On the other hand, in a transaction that results in the loss of control, the gain or loss recognized in income includes the realized gain or loss related to the portion of ownership interest sold and the gain or loss on the remeasurement to fair value of the interest retained.

(ad) Redeemable noncontrolling interests

Noncontrolling interests in a certain subsidiary are redeemable preferred shares which are subject to call and put rights upon certain shareholder events. As redemption of the noncontrolling interest is not solely in the control of the subsidiary, it is recorded between liabilities and equity on the consolidated balance sheets at its estimated redemption value.

(ae) Issuance of stock by an affiliate

When an affiliate issues stocks to unrelated third parties, the Company and its subsidiaries’ ownership interest in the affiliate decreases. In the event that the price per share is more or less than the Company and its subsidiaries’ average carrying amount per share, the Company and its subsidiaries adjust the carrying amount of its investment in the affiliate and recognize gain or loss in the consolidated statements of income in the year in which the change in ownership interest occurs.

(af) New accounting pronouncements

In May 2014, Accounting Standards Update 2014-09 (“Revenue from Contracts with Customers”—ASC 606 (“Revenue from Contracts with Customers”)) was issued, and related amendments were issued thereafter. The core principle of these Updates requires that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company and its subsidiaries adopted these Updates on April 1, 2018, using the cumulative-effect method, for only those contracts that are not completed at the date of initial adoption. The adoption primarily resulted in changes in the timing of revenue recognition for performance fees received from customers regarding asset management business, and certain project-based orders in real estate business for which the Company and its subsidiaries currently apply the percentage-of-completion or completed contract method. The effect of adopting these Updates on the Company and its subsidiaries’ financial position at the adoption date was mainly an increase of ¥405 million in retained earnings in the consolidated balance sheets. There are no material effects on the Company and its subsidiaries’ results of operations for the nine and three months ended December 31, 2018 and financial position as of December 31, 2018 by adopting these Updates, as compared to the guidance that was in effect before the change.

In January 2016, Accounting Standards Update 2016-01 (“Recognition and Measurement of Financial Assets and Financial Liabilities”—ASC 825-10 (“Financial Instruments—Overall”)) was issued. This Update requires an entity to measure equity investments at fair value, and requires recognizing the changes in fair value through earnings or using alternative method that requires carrying value to be adjusted by subsequent observable transactions. Additionally, this Update revises the presentation of certain fair value changes for financial liabilities measured at fair value. The Company and its subsidiaries adopted this Update on April 1, 2018. The effect of adopting this Update on the Company and its subsidiaries’ financial position at the adoption date was mainly a decrease of ¥2,899 million in accumulated other comprehensive income and an increase of ¥2,899 million in retained earnings in the consolidated balance sheets, due to reclassification of unrealized changes in fair value of equity investments from accumulated other comprehensive income to retained earnings, and reclassification of changes in fair value of financial liabilities resulting from a change in the instrument-specific credit risk when the Company and its subsidiaries have elected to measure the liabilities at fair value in accordance with the fair value option, from retained earnings to accumulated other comprehensive income.

In February 2016, Accounting Standards Update 2016-02 (ASC 842 (“Leases”)) was issued, and related amendments were issued thereafter. These Updates require a lessee to recognize most leases on the balance sheet. Lessor accounting remains substantially similar to current U.S. GAAP but with some changes. These Updates require an entity to disclose more information about leases than under the current disclosure requirements.

In July 2018, Accounting Standards Update 2018-11 (“Targeted Improvements”—ASC 842 (“Leases”)) was issued. This Update provides entities with an additional (and optional) transition method of which an entity initially applies ASC 842 (hereinafter, “new lease standard”) at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the fiscal year of adoption. Consequently, an entity’s reporting for the comparative periods presented in the financial statements in which it adopts ASC 840 will continue to be in accordance with ASC 840. This Update also provides lessors with a practical expedient, by class of underlying asset, to not separate nonlease components from the associated lease component, where the timing and pattern of transfer of the nonlease component(s) and associated lease component are the same, and the lease component, if accounting for separately, would be classified as an operating lease.

In December 2018, Accounting Standards Update 2018-20 (“Narrow-Scope Improvements for Lessors”—ASC 842 (“Leases”)) was issued as amendments of the new lease standard. The amendments in this Update (1) provide an entity with an accounting policy election to accounts for the payment for all sales (and other similar) taxes as a lessor cost; (2) require lessors to exclude from variable payments lessor costs paid by lessees directly to third parties, and also require lessors to account for costs excluded from consideration of a contract that are paid by the lessor and reimbursed by the lessee as variable payments; and (3) require lessors to allocate (rather than recognize as currently required) certain variable payments to the lease and nonlease components when the changes in facts and circumstances on which the variable payment is based occur and recognize the amount of variable payments allocated to nonlease components as income in profit or loss in accordance with other Accounting Standards, such as ASC 606.

These Updates are effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early application is permitted. A modified retrospective transition approach is required, applying the new lease standard to all leases existing at the date of initial adoption. An entity may choose to use either (1) the beginning of the fiscal year of adoption or (2) the beginning of the earliest comparative period presented in the financial statements as its date of initial adoption. The Company and its subsidiaries will adopt these Updates on April 1, 2019 and use the beginning of the fiscal year of adoption as the date of initial adoption. Consequently, financial information of comparative period will not be updated and the disclosures required under the new lease standard will not be provided for periods before April 1, 2019. The new lease standard provides a number of optional practical expedients in transition. The Company and its subsidiaries will elect the “package of practical expedients”, which permits not to reassess under the new lease standard the prior conclusions about lease identification, lease classification and initial direct costs. The Company and its subsidiaries will elect the new lease standard’s available transition practical expedients. The Company and its subsidiaries will not have a significant change in the leasing activities for the period from the present to the date of adoption.

Based on the Company and its subsidiaries’ assessment and best estimates to date, the impact of the adoption of these Updates will likely result in gross up of right-of-use (hereinafter, “ROU”) assets and corresponding lease liabilities principally for operating leases where it is the lessee, such as land leases and office and equipment leases. The new lease standard also provides practical expedients for an entity’s ongoing accounting. The Company and its subsidiaries will elect the short-term lease recognition exemption mainly for vehicle and office equipment leases. Consequently, for those leases that qualify the requirements, the Company and its subsidiaries will not recognize ROU assets or lease liabilities, and this includes not recognizing ROU assets or lease liabilities for existing short-term leases of those assets in transition. The Company and its subsidiaries also will elect the practical expedient to not separate lease and non-lease components for part of leases as lessors. The Company and its subsidiaries will expand its disclosures regarding lessee, to explain ROU assets and corresponding lease liabilities, and lessor. Other than the impact that have been currently identified, the Company and its subsidiaries continue to evaluate the effect that the adoption of these Updates will have on the Company and its subsidiaries’ results of operations or financial position.

In June 2016, Accounting Standards Update 2016-13 (“Measurement of Credit Losses on Financial Instruments”—ASC 326 (“Financial Instruments—Credit Losses”)) was issued, and related amendments were issued thereafter. These Updates significantly change how companies measure and recognize credit impairment for many financial assets. The new current expected credit loss model requires companies to immediately recognize an estimate of credit losses expected to occur over the remaining life of the financial assets that are within the scope of these Updates. These Updates also make targeted amendments to the current impairment model for available-for-sale debt securities. These Updates are effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. The amendments in these Updates should be applied through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. Early application is permitted for fiscal year beginning after December 15, 2018, including interim periods within the fiscal year. The Company and its subsidiaries will adopt these Updates on April 1, 2020. The Company and its subsidiaries continue to evaluate the effect that the adoption of these Updates will have on the Company and its subsidiaries’ results of operations or financial position, as well as changes in disclosures required by these Updates.

In August 2016, Accounting Standards Update 2016-15 (“Classification of Certain Cash Receipts and Cash Payments”—ASC 230 (“Statement of Cash Flows”)) was issued. This Update amends ASC 230 to add or clarify guidance on the classification of certain cash receipts and cash payments in the statement of cash flows. The Company and its subsidiaries adopted this Update on April 1, 2018. The adoption did not have an effect in the consolidated statements of cash flows.

In October 2016, Accounting Standards Update 2016-16 (“Intra-Entity Transfers of Assets Other Than Inventory”—ASC 740 (“Income Taxes”)) was issued. This Update eliminates the exception to defer the income tax consequences of intra-entity transfers of assets other than inventory until the assets are ultimately sold to an outside party and requires the recognition of the current and deferred tax consequences when those transfers occur. The Company and its subsidiaries adopted this Update on April 1, 2018. The effect of adopting this Update on the Company and its subsidiaries’ financial position at the adoption date was mainly an increase of ¥3,772 million in retained earnings in the consolidated balance sheets.

In November 2016, Accounting Standards Update 2016-18 (“Restricted Cash”—ASC 230 (“Statement of Cash Flows”)) was issued. This Update requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. The Company and its subsidiaries adopted this Update on April 1, 2018, using retrospective transition approach. The effects of adopting this Update for the nine months ended December 31, 2017 and 2018 are a decrease of ¥2,662 million and an increase of ¥35,416 million, respectively, in cash and cash equivalents and restricted cash in the consolidated statements of cash flows. There are no material effects on the cash flows from operating activities, investing activities and financing activities of the Company and its subsidiaries by adopting this Update.

In January 2017, Accounting Standards Update 2017-04 (“Simplifying the Test for Goodwill Impairment”—ASC 350 (“Intangible—Goodwill and Other”)) was issued. This Update eliminates Step 2 from the current goodwill impairment test. Instead, goodwill impairments would be measured by the amount by which the carrying amount exceeds the reporting unit’s fair value. This Update also eliminates the requirement for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it is more likely than not that the goodwill is impaired, to perform Step 2 of the goodwill impairment test. This Update is effective for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019 and should be applied on a prospective basis. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates on or after January 1, 2017. The Company and its subsidiaries will adopt this Update on April 1, 2020. Generally, the effect of adopting this Update on the Company and its subsidiaries’ results of operation or financial position will depend on the outcomes of future goodwill impairment tests.

In August 2017, Accounting Standards Update 2017-12 (“Targeted Improvements to Accounting for Hedging Activities”—ASC 815 (“Derivatives and Hedging”)) was issued, and related amendments were issued thereafter. These Updates change the recognition and presentation requirements of hedge accounting including eliminating the requirements to separately measure and report hedge ineffectiveness and presenting the entire change in the fair value of the hedging instrument that affects earnings in the same income statement line as the hedged item. These Updates are effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption is permitted, including in an interim period. For cash flow hedges and net investment hedges existing at the date of adoption, an entity should apply a cumulative-effect adjustment related to eliminating the separate measurement of ineffectiveness to accumulated other comprehensive income with a corresponding adjustment to the opening balance of retained earnings as of the beginning of fiscal year that an entity adopts the amendments in these Updates. The amended presentation and disclosure guidance is required only prospectively. The Company and its subsidiaries will adopt these Updates on April 1, 2019. The Company and its subsidiaries are currently evaluating the effect that the adoption of these Updates will have on the Company and its subsidiaries’ results of operations or financial position.

In August 2018, Accounting Standards Update 2018-12 (“Targeted Improvements to the Accounting for Long-Duration Contracts”—ASC 944 (“Financial Services—Insurance”)) was issued. This Update changes the recognition, measurement, presentation and disclosure requirements for long-duration contracts issued by an insurance entity. This Update requires an insurance entity to review and, if there is a change, update cash flow assumptions at least annually and to update discount rate used for liability for future policy benefits at each reporting date for nonparticipating traditional long-duration and limited-payment contracts. This Update also requires market risk benefits to be measured at fair value, and simplifies amortization of deferred acquisition costs. Furthermore, this Update requires additional disclosures for long-duration contracts. This Update is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Early application is permitted. For the liability for future policy benefits and deferred acquisition costs, this Update is applied to contracts in force as of beginning of the earliest period presented (hereinafter, “the transition date” of this Update) on a modified retrospective basis, and an insurance entity may elect to apply retrospectively. For the market risk benefits, this Update is applied retrospectively at the transition date, and the difference between fair value and carrying value requires an adjustment to retained earnings at the transition date. The cumulative effect of changes in the instrument-specific credit risk between contract inception date and the transition date should be recognized in accumulated other comprehensive income at the transition date. The Company and its subsidiaries will adopt this Update on April 1, 2021. The Company and its subsidiaries are currently evaluating the effect that the adoption of this Update will have on the Company and its subsidiaries’ results of operations or financial position, as well as changes in disclosures required by this Update.

In August 2018, Accounting Standards Update 2018-13 (“Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement”—ASC 820 (“Fair Value Measurement”)) was issued. This Update modifies and adds the disclosure requirements for Fair Value Measurements. This Update also removes disclosure requirements of the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for timing of transfers between levels, and the valuation processes for Level 3 fair value measurements. This Update is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019 and early adoption is permitted. An entity is also permitted to early adopt any removed or modified disclosure requirements and delay adoption of the additional disclosure requirements until their effective date. Removals and modifications of disclosure requirements should be mainly applied retrospectively to all periods presented upon their effective date, while the additional disclosure requirements should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. The Company and its subsidiaries early adopted the removals of disclosure requirements from the three months ended September 30, 2018. The Company and its subsidiaries will adopt the modifications and additions of disclosure requirements from fiscal 2021. Since this Update relates to disclosure requirements, the adoption will not have an effect on the Company and its subsidiaries’ results of operations or financial position.

In August 2018, Accounting Standards Update 2018-14 (“Disclosure Framework—Changes to the Disclosure Requirements for Defined Benefit Plans”—ASC 715-20 (“Compensation—Retirement Benefits—Defined Benefit Plans—General”)) was issued. This Update adds and clarifies the disclosure requirements for Pension Plans, and removes certain disclosure requirements such as the amounts in accumulated other comprehensive income expected to be recognized as components of net periodic benefit cost over the next fiscal year. This Update is effective for fiscal years ending after December 15, 2020. The amendments in this Update should be applied on a retrospective basis to all periods presented. Early adoption is permitted. The Company and its subsidiaries will adopt this Update from fiscal 2021. Since this Update relates to disclosure requirements, the adoption will not have an effect on the Company and its subsidiaries’ results of operations or financial position.

(ag) Reclassifications

Revenues from financial guarantees in the consolidated statements of income have been reclassified from “Services income” to “Finance revenues” starting from the three months ended June 30, 2018.

The change aims to reflect revenue structure of the Company and its subsidiaries more appropriately accompanying the adoption of ASC 606 (“Revenue from Contracts with Customers”). Corresponding to the change, the presented amounts in the consolidated statements of income for the nine and three months ended December 31, 2017 have been reclassified retrospectively to conform to the presentation for the nine and three months ended December 31, 2018.

In the Company’s consolidated statements of income for the nine and three months ended December 31, 2017, “Services income” in the amounts of ¥10,433 million and ¥3,564 million have been reclassified to “Finance revenues.”

3.	Fair Value Measurements

The Company and its subsidiaries classify and prioritize inputs used in valuation techniques to measure fair value into the following three levels:

Level 1 —	Inputs of quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
Level 2 —	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly.
Level 3 —	Unobservable inputs for the assets or liabilities.

The Company and its subsidiaries differentiate between those assets and liabilities required to be carried at fair value at every reporting period (“recurring”) and those assets and liabilities that are only required to be adjusted to fair value under certain circumstances (“nonrecurring”). The Company and its subsidiaries mainly measure certain loans held for sale, trading debt securities, available-for-sale debt securities, certain equity securities, derivatives, certain reinsurance recoverables, and variable annuity and variable life insurance contracts at fair value on a recurring basis.

The following tables present recorded amounts of major financial assets and liabilities measured at fair value on a recurring basis as of March 31, 2018 and December 31, 2018:

March 31, 2018

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Loans held for sale*1	¥17,260	¥0	¥17,260	¥0
Trading securities	422,053	35,766	386,287	0
Available-for-sale securities:	1,015,477	65,716	828,844	120,917
Japanese and foreign government bond securities*2	275,810	3,949	271,861	0
Japanese prefectural and foreign municipal bond securities	163,236	0	163,236	0
Corporate debt securities*3	366,475	8,882	354,556	3,037
CMBS and RMBS in the Americas	74,176	0	38,166	36,010
Other asset-backed securities and debt securities	82,182	0	312	81,870
Equity securities*4	53,598	52,885	713	0
Other securities:	37,879	0	0	37,879
Investment funds*5	37,879	0	0	37,879
Derivative assets:	21,831	507	19,033	2,291
Interest rate swap agreements	327	0	327	0
Options held/written and other	7,025	0	4,734	2,291
Futures, foreign exchange contracts	14,057	507	13,550	0
Foreign currency swap agreements	422	0	422	0
Netting*6	(2,105)	0	0	0
Net derivative assets	19,726	0	0	0
Other assets:	15,008	0	0	15,008
Reinsurance recoverables*7	15,008	0	0	15,008

Total	¥1,529,508	¥101,989	¥1,251,424	¥176,095

Liabilities:
Derivative liabilities:	¥12,400	¥318	¥12,082	¥0
Interest rate swap agreements	4,924	0	4,924	0
Options held/written and other	701	0	701	0
Futures, foreign exchange contracts	3,447	318	3,129	0
Foreign currency swap agreements	3,220	0	3,220	0
Credit derivatives held	108	0	108	0
Netting*6	(2,105)	0	0	0
Net derivative Liabilities	10,295	0	0	0
Policy Liabilities and Policy Account Balances:	444,010	0	0	444,010
Variable annuity and variable life insurance contracts*8	444,010	0	0	444,010

Total	¥456,410	¥318	¥12,082	¥444,010

*1

A certain subsidiary elected the fair value option on the loans held for sale. These loans are multi-family and seniors housing loans and are sold to Federal National Mortgage Association (“Fannie Mae”) or institutional investors. Included in “Other (income) and expense, net” in the consolidated statements of income were gains of ¥399 million and ¥976 million from the change in the fair value of the loans for the nine and three months ended December 31, 2017. No gains or losses were recognized in earnings during the nine months ended December 31, 2017 attributable to changes in instrument-specific credit risk. The amounts of aggregate unpaid principal balance and aggregate fair value of the loans held for sale as of March 31, 2018, were ¥16,873 million and ¥17,260 million, respectively, and the amount of the aggregate fair value exceeded the amount of aggregate unpaid principal balance by ¥387 million. As of March 31, 2018, there were no loans that are 90 days or more past due or, in non-accrual status.

*2

A certain subsidiary elected the fair value option for investments in foreign government bond securities included in available-for-sale securities. Included in “Gains on investment securities and dividends” in the consolidated statements of income were losses of ¥11 million and ¥14 million from the change in the fair value of those investments for the nine and three months ended December 31, 2017, respectively. The amount of aggregate fair value elected the fair value option was ¥719 million as of March 31, 2018.

*3

A certain subsidiary elected the fair value option for investments in foreign corporate debt securities included in available-for-sale securities. Included in “Gains on investment securities and dividends” in the consolidated statements of income were a loss of ¥49 million and a gain of ¥14 million from the change in the fair value of those investments for the nine and three months ended December 31, 2017, respectively. The amount of aggregate fair value elected the fair value option was ¥8,882 million as of March 31, 2018.

*4

A certain subsidiary elected the fair value option for certain investments in equity securities included in available-for-sale securities. Included in “Gains on investment securities and dividends” in the consolidated statements of income were gains of ¥1,309 million and ¥428 million from the change in the fair value of those investments for the nine and three months ended December 31, 2017, respectively. The amount of aggregate fair value elected the fair value option was ¥22,365 million as of March 31, 2018.

*5

Certain subsidiaries elected the fair value option for certain investments in investment funds included in other securities. Included in “Gains on investment securities and dividends” in the consolidated statements of income were gains of ¥1,276 million and ¥611 million from the change in the fair value of those investments for the nine and three months ended December 31, 2017, respectively. The amount of aggregate fair value elected the fair value option was ¥5,665 million as of March 31, 2018.

*6	It represents the amount offset under counterparty netting of derivative assets and liabilities.
*7

Certain subsidiaries elected the fair value option for certain reinsurance contracts held. The fair value of the reinsurance contracts elected for the fair value option in other assets was ¥15,008 million as of March 31, 2018. For the effect of changes in the fair value of those reinsurance contracts on earnings during the nine and three months ended December 31, 2017, see Note 16 “Life Insurance Operations.”

*8

Certain subsidiaries elected the fair value option for the entire variable annuity and variable life insurance contracts held in order to match the earnings recognized for the changes in the fair value of policy liabilities and policy account balances with earnings recognized for gains or losses from the investment assets managed on behalf of variable annuity and variable life policyholders, derivative contracts and the changes in the fair value of reinsurance contracts. The fair value of the variable annuity and variable life insurance contracts elected for the fair value option in policy liabilities and policy account balances was ¥444,010 million as of March 31, 2018. For the effect of changes in the fair value of the variable annuity and variable life insurance contracts on earnings during the nine and three months ended December 31, 2017, see Note 16 “Life Insurance Operations.”

December 31, 2018

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Loans held for sale*1	¥35,697	¥0	¥35,697	¥0
Trading debt securities	43,298	0	43,298	0
Available-for-sale debt securities:	1,152,571	20,446	1,039,420	92,705
Japanese and foreign government bond securities*2	359,597	3,461	356,136	0
Japanese prefectural and foreign municipal bond securities	178,493	0	175,195	3,298
Corporate debt securities*3	468,367	16,985	449,025	2,357
CMBS and RMBS in the Americas	58,742	0	58,742	0
Other asset-backed securities and debt securities	87,372	0	322	87,050
Equity securities*4*5	409,826	63,188	290,018	56,620
Derivative assets:	24,647	1,781	21,477	1,389
Interest rate swap agreements	341	0	341	0
Options held/written and other	10,079	0	8,690	1,389
Futures, foreign exchange contracts	12,915	1,781	11,134	0
Foreign currency swap agreements	1,311	0	1,311	0
Credit derivatives held/written	1	0	1	0
Netting*6	(2,319)	0	0	0
Net derivative assets	22,328	0	0	0
Other assets:	17,802	0	0	17,802
Reinsurance recoverables*7	17,802	0	0	17,802

Total	¥1,683,841	¥85,415	¥1,429,910	¥168,516

Liabilities:
Derivative liabilities:	¥19,136	¥309	¥18,827	¥0
Interest rate swap agreements	10,798	0	10,798	0
Options held/written and other	2,508	0	2,508	0
Futures, foreign exchange contracts	4,747	309	4,438	0
Foreign currency swap agreements	1,033	0	1,033	0
Credit derivatives held	50	0	50	0
Netting*6	(2,319)	0	0	0
Net derivative Liabilities	16,817	0	0	0
Policy Liabilities and Policy Account Balances:	362,073	0	0	362,073
Variable annuity and variable life insurance contracts*8	362,073	0	0	362,073

Total	¥381,209	¥309	¥18,827	¥362,073

*1

A certain subsidiary elected the fair value option on the loans held for sale. These loans are multi-family and seniors housing loans and are sold to Federal National Mortgage Association (“Fannie Mae”) or institutional investors. Included in “Other (income) and expense, net” in the consolidated statements of income were gains of ¥495 million and ¥294 million from the change in the fair value of the loans for the nine and three months ended December 31, 2018. No gains or losses were recognized in earnings during the nine months ended December 31, 2018 attributable to changes in instrument-specific credit risk. The amounts of aggregate unpaid principal balance and aggregate fair value of the loans held for sale as of December 31, 2018, were ¥34,797 million and ¥35,697 million, respectively, and the amount of the aggregate fair value exceeded the amount of aggregate unpaid principal balance by ¥900 million. As of December 31, 2018, there were no loans that are 90 days or more past due or, in non-accrual status.

*2

A certain subsidiary elected the fair value option for investments in foreign government bond securities included in available-for-sale debt securities. Included in “Gains on investment securities and dividends” in the consolidated statements of income were losses of ¥21 million and ¥12 million from the change in the fair value of those investments for the nine and three months ended December 31, 2018, respectively. The amount of aggregate fair value elected the fair value option was ¥643 million as of December 31, 2018.

*3

A certain subsidiary elected the fair value option for investments in foreign corporate debt securities included in available-for-sale debt securities. Included in “Gains on investment securities and dividends” in the consolidated statements of income were losses of ¥136 million and ¥393 million from the change in the fair value of those investments for the nine and three months ended December 31, 2018, respectively. The amount of aggregate fair value elected the fair value option was ¥16,985 million as of December 31, 2018.

*4

Certain subsidiaries elected the fair value option for certain investments in investment funds included in equity securities. Included in “Gains on investment securities and dividends” in the consolidated statements of income were gains of ¥906 million and ¥265 million from the change in the fair value of those investments for the nine and three months ended December 31, 2018, respectively. The amount of aggregate fair value elected the fair value option was ¥5,926 million as of December 31, 2018.

*5	The amount of ¥12,660 million of investments funds measured at net asset value per share is not included.
*6	It represents the amount offset under counterparty netting of derivative assets and liabilities.
*7

Certain subsidiaries elected the fair value option for certain reinsurance contracts held. The fair value of the reinsurance contracts elected for the fair value option in other assets was ¥17,802 million as of December 31, 2018. For the effect of changes in the fair value of those reinsurance contracts on earnings during the nine and three months ended December 31, 2018, see Note 16 “Life Insurance Operations.”

*8

Certain subsidiaries elected the fair value option for the entire variable annuity and variable life insurance contracts held in order to match the earnings recognized for the changes in the fair value of policy liabilities and policy account balances with earnings recognized for gains or losses from the investment assets managed on behalf of variable annuity and variable life policyholders, derivative contracts and the changes in the fair value of reinsurance contracts. The fair value of the variable annuity and variable life insurance contracts elected for the fair value option in policy liabilities and policy account balances was ¥362,073 million as of December 31, 2018. For the effect of changes in the fair value of the variable annuity and variable life insurance contracts on earnings during the nine and three months ended December 31, 2018, see Note 16 “Life Insurance Operations.”

The following tables present the reconciliation of financial assets and liabilities (net) measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the nine months ended December 31, 2017 and 2018:

Nine months ended December 31, 2017

	Millions of yen
	Balance at April 1, 2017	Gains or losses (realized/unrealized)			Purchases *3	Sales	Settlements *4	Transfers in and/ or out of Level 3 (net)	Balance at December 31, 2017	Change in unrealized gains or losses included in earnings for assets and liabilities still held at December 31, 2017 *1
		Included in earnings *1	Included in other comprehensive income *2	Total
Available-for-sale securities	¥124,516	¥1,757	¥1,140	¥2,897	¥63,290	¥(30,542)	¥(22,860)	¥0	¥137,301	¥80
Corporate debt securities	1,618	0	7	7	1,850	0	(359)	0	3,116	0
CMBS and RMBS in the Americas	57,858	1,669	(177)	1,492	1,994	(3,468)	(15,007)	0	42,869	2
Other asset-backed securities and debt securities	65,040	88	1,310	1,398	59,446	(27,074)	(7,494)	0	91,316	78
Other securities	27,801	3,082	232	3,314	20,107	(14,490)	0	0	36,732	3,082
Investment funds	27,801	3,082	232	3,314	20,107	(14,490)	0	0	36,732	3,082
Derivative assets and liabilities (net)	5,233	(2,385)	0	(2,385)	4,135	0	(1,441)	0	5,542	(2,385)
Options held/written and other	5,233	(2,385)	0	(2,385)	4,135	0	(1,441)	0	5,542	(2,385)
Other asset	22,116	(12,368)	0	(12,368)	4,264	0	(1,178)	0	12,834	(12,368)
Reinsurance recoverables *5	22,116	(12,368)	0	(12,368)	4,264	0	(1,178)	0	12,834	(12,368)
Policy Liabilities and Policy Account Balances	605,520	(32,251)	0	(32,251)	0	0	(150,635)	0	487,136	(32,251)
Variable annuity and variable life insurance contracts *6	605,520	(32,251)	0	(32,251)	0	0	(150,635)	0	487,136	(32,251)

*1

Principally, gains and losses from available-for-sale securities are included in “Gains on investment securities and dividends”, “Write-downs of securities” or “Life insurance premiums and related investment income”; other securities are included in “Gains on investment securities and dividends” and derivative assets and liabilities (net) are included in “Other (income) and expense, net” respectively. Additionally, for available-for-sale securities, amortization of interest recognized in finance revenues is included in these columns.

*2

Unrealized gains and losses from available-for-sale securities are included in “Unrealized gains (losses) on investment in securities” and “Foreign currency translation adjustments.” Additionally, unrealized gains and losses from other securities are included mainly in “Foreign currency translation adjustments.”

*3	Increases resulting from an acquisition of a subsidiary and insurance contracts ceded to reinsurance companies are included.
*4

Decreases resulting from the receipts of reimbursements for benefits, and decreases resulting from insurance payouts to variable annuity and variable life policyholders due to death, surrender and maturity of the investment period are included.

*5

“Included in earnings” in the above table includes changes in the fair value of reinsurance contracts recorded in “Life insurance costs” and reinsurance premiums, net of reinsurance benefits received, recorded in “Life insurance premiums and related investment income.”

*6

“Included in earnings” in the above table is recorded in “Life insurance costs” and includes changes in the fair value of policy liabilities and policy account balances resulting from gains or losses on the underlying investment assets managed on behalf of variable annuity and variable life policyholders, and the changes in the minimum guarantee risks relating to variable annuity and variable life insurance contracts as well as insurance costs recognized for insurance and annuity payouts as a result of insured events.

Nine months ended December 31, 2018

	Millions of yen
	Balance at April 1, 2018	Gains or losses (realized/unrealized)			Purchases *3	Sales	Settlements *4	Transfers in and/ or out of Level 3 (net)	Balance at December 31, 2018	Change in unrealized gains or losses included in earnings for assets and liabilities still held at December 31, 2018 *1
		Included in earnings *1	Included in other comprehensive income *2	Total
Available-for-sale debt securities	¥120,917	¥2,032	¥288	¥2,320	¥36,231	¥(22,186)	¥(24,476)	¥(20,101)	¥92,705	¥304
Japanese prefectural and foreign municipal bond securities	0	0	(7)	(7)	0	0	0	3,305	3,298	0
Corporate debt securities	3,037	0	5	5	0	0	(685)	0	2,357	0
CMBS and RMBS in the Americas	36,010	1,034	546	1,580	1,304	(6,711)	(8,777)	(23,406)	0	0
Other asset-backed securities and debt securities	81,870	998	(256)	742	34,927	(15,475)	(15,014)	0	87,050	304
Equity securities	37,879	1,957	523	2,480	34,613	(18,352)	0	0	56,620	1,685
Investment funds	37,879	1,957	523	2,480	34,613	(18,352)	0	0	56,620	1,685
Derivative assets and liabilities (net)	2,291	(1,377)	0	(1,377)	1,673	0	(1,198)	0	1,389	(1,377)
Options held/written and other	2,291	(1,377)	0	(1,377)	1,673	0	(1,198)	0	1,389	(1,377)
Other asset	15,008	480	0	480	2,800	0	(486)	0	17,802	480
Reinsurance recoverables *5	15,008	480	0	480	2,800	0	(486)	0	17,802	480
Policy Liabilities and Policy Account Balances	444,010	18,993	422	19,415	0	0	(62,522)	0	362,073	18,993
Variable annuity and variable life insurance contracts *6	444,010	18,993	422	19,415	0	0	(62,522)	0	362,073	18,993

*1

Principally, gains and losses from available-for-sale debt securities are included in “Gains on investment securities and dividends”, “Write-downs of securities” or “Life insurance premiums and related investment income”; equity securities are included in “Gains on investment securities and dividends” and derivative assets and liabilities (net) are included in “Other (income) and expense, net” respectively. Additionally, for available-for-sale debt securities, amortization of interest recognized in finance revenues is included in these columns.

*2

Unrealized gains and losses from available-for-sale debt securities are included in “Unrealized gains (losses) on investment in securities” and “Foreign currency translation adjustments”, unrealized gains and losses from equity securities are included mainly in “Foreign currency translation adjustments”, unrealized gains and losses from variable annuity and variable life insurance contracts are included in “Debt valuation adjustments.”

*3	Increases resulting from an acquisition of a subsidiary and insurance contracts ceded to reinsurance companies are included.
*4

Decreases resulting from the receipts of reimbursements for benefits, and decreases resulting from insurance payouts to variable annuity and variable life policyholders due to death, surrender and maturity of the investment period are included.

*5

“Included in earnings” in the above table includes changes in the fair value of reinsurance contracts recorded in “Life insurance costs” and reinsurance premiums, net of reinsurance benefits received, recorded in “Life insurance premiums and related investment income.”

*6

“Included in earnings” in the above table is recorded in “Life insurance costs” and includes changes in the fair value of policy liabilities and policy account balances resulting from gains or losses on the underlying investment assets managed on behalf of variable annuity and variable life policyholders, and the changes in the minimum guarantee risks relating to variable annuity and variable life insurance contracts as well as insurance costs recognized for insurance and annuity payouts as a result of insured events.

There were no transfers in or out of Level 3 in the nine months ended December 31, 2017. In the nine months ended December 31, 2018, Japanese prefectural and foreign municipal bond securities totaling ¥3,305 million were transferred from Level 2 to Level 3, since the valuation techniques to measure fair value of a certain foreign municipal bond security has been changed to discounted cash flows methodologies using unobservable inputs. The change of the valuation techniques is due to judgement that the Company and its subsidiaries cannot rely on price quotations from independent pricing service vendors and brokers considering deterioration of estimated cash flows from the security. In addition, CMBS and RMBS in Americas totaling ¥23,406 million were transferred from Level 3 to Level 2, since the inputs such as trading price and/or bid price became observable due to the market returning to active.

Three months ended December 31, 2017

	Millions of yen
	Balance at September 30, 2017	Gains or losses (realized/unrealized)			Purchases *3	Sales	Settlements *4	Transfers in and/ or out of Level 3 (net)	Balance at December 31, 2017	Change in unrealized gains or losses included in earnings for assets and liabilities still held at December 31, 2017 *1
		Included in earnings *1	Included in other comprehensive income *2	Total
Available-for-sale securities	¥131,790	¥61	¥245	¥306	¥18,745	¥(5,428)	¥(8,112)	¥0	¥137,301	¥(40)
Corporate debt securities	2,785	0	2	2	450	0	(121)	0	3,116	0
CMBS and RMBS in the Americas	49,580	39	36	75	(29)	0	(6,757)	0	42,869	(58)
Other asset-backed securities and debt securities	79,425	22	207	229	18,324	(5,428)	(1,234)	0	91,316	18
Other securities	35,651	1,201	(136)	1,065	6,311	(6,295)	0	0	36,732	1,201
Investment funds	35,651	1,201	(136)	1,065	6,311	(6,295)	0	0	36,732	1,201
Derivative assets and liabilities (net)	5,270	(465)	0	(465)	763	0	(26)	0	5,542	(465)
Options held/written and other	5,270	(465)	0	(465)	763	0	(26)	0	5,542	(465)
Other asset	15,242	(3,460)	0	(3,460)	1,248	0	(196)	0	12,834	(3,460)
Reinsurance recoverables *5	15,242	(3,460)	0	(3,460)	1,248	0	(196)	0	12,834	(3,460)
Policy Liabilities and Policy Account Balances	517,019	(16,353)	0	(16,353)	0	0	(46,236)	0	487,136	(16,353)
Variable annuity and variable life insurance contracts *6	517,019	(16,353)	0	(16,353)	0	0	(46,236)	0	487,136	(16,353)

*1

Principally, gains and losses from available-for-sale securities are included in “Gains on investment securities and dividends”, “Write-downs of securities” or “Life insurance premiums and related investment income”; other securities are included in “Gains on investment securities and dividends” and derivative assets and liabilities (net) are included in “Other (income) and expense, net” respectively. Additionally, for available-for-sale securities, amortization of interest recognized in finance revenues is included in these columns.

*2

Unrealized gains and losses from available-for-sale securities are included in “Unrealized gains (losses) on investment in securities” and “Foreign currency translation adjustments.” Additionally, unrealized gains and losses from other securities are included mainly in “Foreign currency translation adjustments.”

*3	Increases resulting from an acquisition of a subsidiary and insurance contracts ceded to reinsurance companies are included.
*4

Decreases resulting from the receipts of reimbursements for benefits, and decreases resulting from insurance payouts to variable annuity and variable life policyholders due to death, surrender and maturity of the investment period are included.

*5

“Included in earnings” in the above table includes changes in the fair value of reinsurance contracts recorded in “Life insurance costs” and reinsurance premiums, net of reinsurance benefits received, recorded in “Life insurance premiums and related investment income.”

*6

“Included in earnings” in the above table is recorded in “Life insurance costs” and includes changes in the fair value of policy liabilities and policy account balances resulting from gains or losses on the underlying investment assets managed on behalf of variable annuity and variable life policyholders, and the changes in the minimum guarantee risks relating to variable annuity and variable life insurance contracts as well as insurance costs recognized for insurance and annuity payouts as a result of insured events.

Three months ended December 31, 2018

	Millions of yen
	Balance at September 30, 2018	Gains or losses (realized/unrealized)			Purchases *3	Sales	Settlements *4	Transfers in and/ or out of Level 3 (net)	Balance at December 31, 2018	Change in unrealized gains or losses included in earnings for assets and liabilities still held at December 31, 2018 *1
		Included in earnings *1	Included in other comprehensive income *2	Total
Available-for-sale debt securities	¥122,548	¥882	¥(4,450)	¥(3,568)	¥3,259	¥(6,188)	¥(3,245)	¥(20,101)	¥92,705	¥214
Japanese prefectural and foreign municipal bond securities	0	0	(7)	(7)	0	0	0	3,305	3,298	0
Corporate debt securities	2,547	0	5	5	0	0	(195)	0	2,357	0
CMBS and RMBS in the Americas	23,996	0	(590)	(590)	0	0	0	(23,406)	0	0
Other asset-backed securities and debt securities	96,005	882	(3,858)	(2,976)	3,259	(6,188)	(3,050)	0	87,050	214
Equity securities	44,559	241	(1,056)	(815)	17,535	(4,659)	0	0	56,620	140
Investment funds	44,559	241	(1,056)	(815)	17,535	(4,659)	0	0	56,620	140
Derivative assets and liabilities (net)	743	1,021	0	1,021	0	0	(375)	0	1,389	1,021
Options held/written and other	743	1,021	0	1,021	0	0	(375)	0	1,389	1,021
Other asset	11,121	6,073	0	6,073	847	0	(239)	0	17,802	6,073
Reinsurance recoverables *5	11,121	6,073	0	6,073	847	0	(239)	0	17,802	6,073
Policy Liabilities and Policy Account Balances	405,705	28,247	534	28,781	0	0	(14,851)	0	362,073	28,247
Variable annuity and variable life insurance contracts *6	405,705	28,247	534	28,781	0	0	(14,851)	0	362,073	28,247

*1

Principally, gains and losses from available-for-sale debt securities are included in “Gains on investment securities and dividends”, “Write-downs of securities” or “Life insurance premiums and related investment income”; equity securities are included in “Gains on investment securities and dividends” and derivative assets and liabilities (net) are included in “Other (income) and expense, net” respectively. Additionally, for available-for-sale debt securities, amortization of interest recognized in finance revenues is included in these columns.

*2

Unrealized gains and losses from available-for-sale debt securities are included in “Unrealized gains (losses) on investment in securities” and “Foreign currency translation adjustments”, unrealized gains and losses from equity securities are included mainly in “Foreign currency translation adjustments”, unrealized gains and losses from variable annuity and variable life insurance contracts are included in “Debt valuation adjustments.”

*3	Increases resulting from an acquisition of a subsidiary and insurance contracts ceded to reinsurance companies are included.
*4

Decreases resulting from the receipts of reimbursements for benefits, and decreases resulting from insurance payouts to variable annuity and variable life policyholders due to death, surrender and maturity of the investment period are included.

*5

“Included in earnings” in the above table includes changes in the fair value of reinsurance contracts recorded in “Life insurance costs” and reinsurance premiums, net of reinsurance benefits received, recorded in “Life insurance premiums and related investment income.”

*6

“Included in earnings” in the above table is recorded in “Life insurance costs” and includes changes in the fair value of policy liabilities and policy account balances resulting from gains or losses on the underlying investment assets managed on behalf of variable annuity and variable life policyholders, and the changes in the minimum guarantee risks relating to variable annuity and variable life insurance contracts as well as insurance costs recognized for insurance and annuity payouts as a result of insured events.

There were no transfers in or out of Level 3 in the three months ended December 31, 2017. In the three months ended December 31, 2018, Japanese prefectural and foreign municipal bond securities totaling ¥3,305 million were transferred from Level 2 to Level 3, since the valuation techniques to measure fair value of a certain foreign municipal bond security has been changed to discounted cash flows methodologies using unobservable inputs. The change of the valuation techniques is due to judgement that the Company and its subsidiaries cannot rely on price quotations from independent pricing service vendors and brokers considering deterioration of estimated cash flows from the security. In addition, CMBS and RMBS in Americas totaling ¥23,406 million were transferred from Level 3 to Level 2, since the inputs such as trading price and/or bid price became observable due to the market returning to active.

The following tables present recorded amounts of assets measured at fair value on a nonrecurring basis as of March 31, 2018 and December 31, 2018. These assets are measured at fair value on a nonrecurring basis mainly to recognize impairment:

March 31, 2018

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Real estate collateral-dependent loans (net of allowance for probable loan losses)	¥7,526	¥0	¥0	¥7,526
Investment in operating leases and property under facility operations	3,916	0	0	3,916
Certain investments in affiliates	11,730	0	0	11,730

	¥23,172	¥0	¥0	¥23,172

December 31, 2018

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Real estate collateral-dependent loans (net of allowance for probable loan losses)	¥5,620	¥0	¥0	¥5,620
Investment in operating leases and property under facility operations	188	0	0	188
Certain investments in affiliates	3,991	0	0	3,991

	¥9,799	¥0	¥0	¥9,799

The following is a description of the main valuation methodologies used for assets and liabilities measured at fair value.

Loans held for sale

Certain loans, which the Company and its subsidiaries have the intent and ability to sell to outside parties in the foreseeable future, are considered held-for-sale. The loans held for sale in the Americas are classified as Level 2, because the Company and its subsidiaries measure their fair value based on a market approach using inputs other than quoted prices that are observable for the assets such as treasury rate, swap rate and market spread.

Real estate collateral-dependent loans

The valuation allowance for large balance non-homogeneous loans is individually evaluated based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral-dependent. According to ASC 820 (“Fair Value Measurement”), measurement for impaired loans determined using a present value technique is not considered a fair value measurement. However, measurement for impaired loans determined using the loan’s observable market price or the fair value of the collateral securing the collateral-dependent loans are fair value measurements and are subject to the disclosure requirements for nonrecurring fair value measurements.

The Company and its subsidiaries determine the fair value of the real estate collateral of real estate collateral-dependent loans using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate. The Company and its subsidiaries generally obtain a new appraisal once a fiscal year. In addition, the Company and its subsidiaries periodically monitor circumstances of the real estate collateral and then obtain a new appraisal in situations involving a significant change in economic and/or physical conditions, which may materially affect the fair value of the collateral. Real estate collateral-dependent loans whose fair values are estimated using appraisals of the underlying collateral based on these valuation techniques are classified as Level 3 because such appraisals involve unobservable inputs. These unobservable inputs contain discount rates and cap rates as well as future cash flows estimated to be generated from real estate collateral. An increase (decrease) in the discount rate or cap rate and a decrease (increase) in the estimated future cash flows would result in a decrease (increase) in the fair value of real estate collateral-dependent loans.

Investment in operating leases and property under facility operations and land and buildings undeveloped or under construction

Investment in operating leases measured at fair value is mostly real estate. The Company and its subsidiaries determine the fair value of investment in operating leases and property under facility operations and land and buildings undeveloped or under construction using appraisals prepared by independent third party appraisers or the Company’s own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flow methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate. The Company and its subsidiaries classified the assets as Level 3 because such appraisals involve unobservable inputs. These unobservable inputs contain discount rates as well as future cash flows estimated to be generated from the assets or projects. An increase (decrease) in the discount rate and a decrease (increase) in the estimated future cash flows would result in a decrease (increase) in the fair value of investment in operating leases and property under facility operations and land and buildings undeveloped or under construction.

Trading debt securities, Available-for-sale debt securities and Investment in affiliates

If active market prices are available, fair value measurement is based on quoted active market prices and, accordingly, these securities are classified as Level 1. If active market prices are not available, fair value measurement is based on observable inputs other than quoted prices included within Level 1, such as prices for similar assets and accordingly these securities are classified as Level 2. If market prices are not available and there are no observable inputs, then fair value is estimated by using valuation models including discounted cash flow methodologies and broker quotes. Such securities are classified as Level 3, as the valuation models and broker quotes are based on inputs that are unobservable in the market. If fair value is based on broker quotes, the Company and its subsidiaries check the validity of received prices based on comparison to prices of other similar assets and market data such as relevant bench mark indices.

The Company and its subsidiaries classified CMBS and RMBS in the Americas and other asset-backed securities as Level 2 if the inputs such as trading price and/or bid price are observable. The Company and its subsidiaries classified CMBS and RMBS in the Americas and other asset-backed securities as Level 3 if the Company and subsidiaries evaluate the fair value based on the unobservable inputs. In determining whether the inputs are observable or unobservable, the Company and its subsidiaries evaluate various factors such as the lack of recent transactions, price quotations that are not based on current information or vary substantially over time or among market makers, a significant increase in implied risk premium, a wide bid-ask spread, significant decline in new issuances, little or no public information (e.g. a principal-to-principal market) and other factors. With respect to certain CMBS and RMBS in the Americas and other asset-backed securities, the Company and its subsidiaries judged that there has been increased overall trading activity, and the Company and its subsidiaries classified these securities as Level 2 for those securities that were measured at fair value based on the observable inputs such as trading price and/or bit price. But for those securities that lacked observable trades because they are older vintage or below investment grade securities, the Company and its subsidiaries limit the reliance on independent pricing service vendors and brokers. As a result, the Company and its subsidiaries established internally developed pricing models using valuation techniques such as discounted cash flow model using Level 3 inputs in order to estimate fair value of these debt securities and classified them as Level 3. Under the models, the Company and its subsidiaries use anticipated cash flows of the security discounted at a risk-adjusted discount rate that incorporates our estimate of credit risk and liquidity risk that a market participant would consider. The cash flows are estimated based on a number of assumptions such as default rate and prepayment speed, as well as seniority of the security. An increase (decrease) in the discount rate or default rate would result in a decrease (increase) in the fair value of CMBS and RMBS in the Americas and other asset-backed securities.

Equity securities

If active market prices are available, fair value measurement is based on quoted active market prices and, accordingly, these securities are classified as Level 1. If active market prices are not available, fair value measurement is based on observable inputs other than quoted prices included within Level 1, such as prices for similar assets and accordingly these securities are classified as Level 2. Certain subsidiaries elected the fair value option for investments in some funds. These investment funds for which the fair value option is elected are classified as Level 3, because the subsidiaries measure their fair value using discounting to net asset value based on inputs that are unobservable in the market. A certain subsidiary measures its investment held by the investment company which is owned by the subsidiary at fair value.

Derivatives

For exchange-traded derivatives, fair value is based on quoted market prices, and accordingly, classified as Level 1. For non-exchange traded derivatives, fair value is based on commonly used models and discounted cash flow methodologies. If the inputs used for these measurements including yield curves and volatilities, are observable, the Company and its subsidiaries classify it as Level 2. If the inputs are not observable, the Company and its subsidiaries classify it as Level 3. These unobservable inputs contain discount rates. An increase (decrease) in the discount rate would result in a decrease (increase) in the fair value of derivatives.

Reinsurance recoverables

Certain subsidiaries have elected the fair value option for certain reinsurance contracts related to variable annuity and variable life insurance contracts to partially offset the changes in fair value recognized in earnings of the policy liabilities and policy account balances attributable to the changes in the minimum guarantee risks of the variable annuity and variable life insurance contracts. These reinsurance contracts for which the fair value option is elected are classified as Level 3 because the subsidiaries measure their fair value using discounted cash flow methodologies based on inputs that are unobservable in the market.

Variable annuity and variable life insurance contracts

A certain subsidiary has elected the fair value option for the entire variable annuity and variable life insurance contracts held in order to match earnings recognized for changes in fair value of policy liabilities and policy account balances with the earnings recognized for gains or losses from the investment assets managed on behalf of variable annuity and variable life policyholders, derivative contracts and changes in fair value of reinsurance contracts. The changes in fair value of the variable annuity and variable life insurance contracts are linked to the fair value of the investment in securities managed on behalf of variable annuity and variable life policyholders. These securities consist mainly of equity securities traded in the market. In addition, variable annuity and variable life insurance contracts are exposed to the minimum guarantee risk, and the subsidiary adjusts the fair value of the underlying investments by incorporating changes in fair value of the minimum guarantee risk in the evaluation of the fair value of the entire variable annuity and variable life insurance contracts. The variable annuity and variable life insurance contracts for which the fair value option is elected are classified as Level 3 because the subsidiary measures the fair value using discounted cash flow methodologies based on inputs that are unobservable in the market.

Information about Level 3 Fair Value Measurements

The following tables provide information about the valuation techniques and significant unobservable inputs used in the valuation of Level 3 assets and liabilities measured at fair value on a recurring basis as of March 31, 2018 and December 31, 2018.

	March 31, 2018
	Millions of yen
	Fair value	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
Assets:
Available-for-sale securities:
Corporate debt securities	¥3,037	Discounted cash flows	Discount rate	0.2% – 1.7%
				(0.9%)
CMBS and RMBS in the Americas	36,010	Discounted cash flows	Discount rate	6.4% – 20.0%
				(17.6%)
			Probability of default	0.0% – 24.7%
				(3.2%)
Other asset-backed securities and debt securities	18,146	Discounted cash flows	Discount rate	1.0% – 51.2%
				(10.0%)
			Probability of default	0.6% – 1.6%
				(1.0%)
	63,724	Appraisals/Broker quotes	—	—
Other securities:
Investment funds	5,665	Internal cash flows	Discount rate	0.0% – 40.0%
				(9.9%)
	25,246	Discounted cash flows	Discount rate	3.8% – 11.6%
				(8.3%)
	6,968	Appraisals/Broker quotes	—	—

Derivative assets:
Options held/written and other	1,447	Discounted cash flows	Discount rate	0.0% – 15.0%
				(8.0%)
	844	Appraisals/Broker quotes	—	—

Other assets:
Reinsurance recoverables	15,008	Discounted cash flows	Discount rate	(0.1)% – 0.4%
				(0.1%)
			Mortality rate	0.0% – 100.0%
				(1.1%)
			Lapse rate	1.5% – 30.0%
				(17.5%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0% (99.1%)

Total	¥176,095

Liabilities:
Policy liabilities and Policy Account Balances:
Variable annuity and variable life insurance contracts	¥444,010	Discounted cash flows	Discount rate	(0.1)% – 0.4%
				(0.1%)
			Mortality rate	0.0% – 100.0%
				(1.2%)
			Lapse rate	1.5% – 54.0%
				(17.1%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0% (79.4%)

Total	¥444,010

	December 31, 2018
	Millions of yen
	Fair value	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
Assets:
Available-for-sale debt securities:
Japanese prefectural and foreign municipal bond securities	¥3,298	Discounted cash flows	Discount rate	8.5%
				(8.5%)
Corporate debt securities	2,357	Discounted cash flows	Discount rate	0.2% – 1.3%
				(0.8%)
			Probability of default
Other asset-backed securities and debt securities	21,280	Discounted cash flows	Discount rate	1.0% – 51.2%
				(9.2%)
			Probability of default	0.6% – 1.6%
				(0.8%)
	65,770	Appraisals/Broker quotes	—	—
Equity securities:
Investment funds	6,189	Internal cash flows	Discount rate	0.0% – 65.0%
				(11.7%)
	25,471	Discounted cash flows	Discount rate	3.8% – 10.5%
				(9.4%)
	24,960	Appraisals/Broker quotes	—	—
Derivative assets:
Options held/written and other	418	Discounted cash flows	Discount rate	0.0% – 15.0%
				(2.1%)
	971	Appraisals/Broker quotes	—	—
Other assets:
Reinsurance recoverables	17,802	Discounted cash flows	Discount rate	(0.1)% – 0.4%
				(0.1%)
			Mortality rate	0.0% – 100.0%
				(1.3%)
			Lapse rate	1.5% – 24.0%
				(14.9%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0% (99.7%)

Total	¥168,516

Liabilities:
Policy liabilities and Policy Account Balances:
Variable annuity and variable life insurance contracts	¥362,073	Discounted cash flows	Discount rate	(0.1)% – 0.4%
				(0.1%)
			Mortality rate	0.0% – 100.0%
				(1.2%)
			Lapse rate	1.5% – 24.0%
				(15.0%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0% (80.2%)

Total	¥362,073

The following tables provide information about the valuation techniques and significant unobservable inputs used in the valuation of Level 3 assets measured at fair value on a nonrecurring basis as of March 31, 2018 and December 31, 2018.

	March 31, 2018
	Millions of yen
	Fair value	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
Assets:
Real estate collateral-dependent loans (net of allowance for probable loan losses)	¥7,526	Discounted cash flows	Discount rate	10.7%
				(10.7%)
		Direct capitalization	Capitalization rate	11.2%
				(11.2%)
Investment in operating leases and property under facility operations	27	Discounted cash flows	Discount rate	8.0%
				(8.0%)
	3,889	Appraisals	—	—
Certain investments in affiliates	11,730	Market price method	—	—
		Business enterprise value multiples	—	—
		Discounted cash flows	Discount rate	9.3% – 10.3%
				(9.8%)

	¥23,172

	December 31, 2018
	Millions of yen
	Fair value	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
Assets:
Real estate collateral-dependent loans (net of allowance for probable loan losses)	¥5,620	Appraisals	—	—
Investment in operating leases and property under facility operations	188	Appraisals	—	—
Certain investments in affiliates	1,146	Business enterprise value multiples	—	—
		Discounted cash flows	Discount rate	12.5% – 14.0%
				(12.9%)
	2,845	Appraisals	—	—

	¥9,799

The Company and its subsidiaries generally use discounted cash flow methodologies or similar internally developed models to determine the fair value of Level 3 assets and liabilities. Use of these techniques requires determination of relevant inputs and assumptions, some of which represent significant unobservable inputs as indicated in the preceding table. Accordingly, changes in these unobservable inputs may have a significant impact on the fair value.

Certain of these unobservable inputs will have a directionally consistent impact on the fair value of the asset or liability for a given change in that input. Alternatively, the fair value of the asset or liability may move in an opposite direction for a given change in another input. Where multiple inputs are used within the valuation technique of an asset or liability, a change in one input in a certain direction may be offset by an opposite change in another input having a potentially muted impact to the overall fair value of that particular asset or liability. Additionally, a change in one unobservable input may result in a change to another unobservable input (that is, changes in certain inputs are interrelated to one another), which may counteract or magnify the fair value impact.

For more analysis of the sensitivity of each input, see the description of the main valuation methodologies used for assets and liabilities measured at fair value.

4.	Acquisitions and Divestitures

(1) Acquisitions

There were no material acquisitions during the nine months ended December 31, 2017 and 2018.

(2) Divestitures

Gains on sales of subsidiaries and affiliates and liquidation losses, net for the nine months ended December 31, 2017 and 2018 amounted to ¥40,917 million and ¥20,470 million, respectively. Gains on sales of subsidiaries and affiliates and liquidation losses, net for the nine months ended December 31, 2017 mainly consisted of ¥20,416 million in Investment and Operation segment, ¥18,471 million in Overseas Business segment and ¥2,028 million in Corporate Financial Services segment. Gains on sales of subsidiaries and affiliates and liquidation losses, net for the nine months ended December 31, 2018 mainly consisted of ¥18,688 million in Overseas Business segment, ¥1,220 million in Maintenance Leasing segment, ¥556 million in Investment and Operation segment.

Gains on sales of subsidiaries and affiliates and liquidation losses, net for the three months ended December 31, 2017 and 2018 amounted to ¥15,945 million and ¥1,438 million, respectively. Gains on sales of subsidiaries and affiliates and liquidation losses, net for the three months ended December 31, 2017 consisted mainly of ¥11,232 million in Investment and Operation segment, ¥4,711 million in Overseas Business segment. Gains on sales of subsidiaries and affiliates and liquidation losses, net for the three months ended December 31, 2018 mainly consisted of ¥1,220 million in Maintenance Leasing segment, ¥218 million in Overseas Business segment.

(3) Determination of divestitures

During the three months ended December 31, 2018, the Company has determined to sell the golf business unit of ORIX Golf Management Corporation, which is a consolidated subsidiary of the Company. The sale is expected to be completed during fiscal 2019. In the Company’s consolidated balance sheets as of December 31, 2018, the assets or debts of the business are mainly recognized as property under facility operations of ¥53,888 million, other liabilities of ¥11,848 million. Neither gain nor loss was recognized as the related assets and liabilities are classified as held for sale. These related assets and liabilities are included in Real Estate segment.

5.	Revenues from Contracts with Customers

Revenues from contracts with customers, and other sources of revenue for the nine and three months ended December 31, 2018 are as follows;

Millions of yen
Nine months ended in December 31, 2018
Revenues from contracts with customers	¥1,052,813
Other revenues *	743,342

Total revenues	¥1,796,155

Millions of yen
Three months ended in December 31, 2018
Revenues from contracts with customers	¥325,457
Other revenues *	208,684

Total revenues	¥534,141

*

Other revenues include revenues that are not in the scope of ASC 606 (“Revenue from Contracts with Customers”), such as life insurance premiums and related investment income, operating leases, finance revenues that include interest income, and others.

The Company and its subsidiaries recognize revenues when control of the promised goods or services are transferred to our customers, in the amounts that reflect the consideration we expect to receive in exchange for those goods or services. Revenues are recognized net of discounts, incentives and estimated sales returns. Amount to be collected for third party is deducted from revenues. The Company and its subsidiaries evaluate whether we are principal or agent on distinctive goods or services. In transaction that third party concerns, if the Company and its subsidiaries control the goods or services before they are transferred to customers, revenue is recognized on gross amount as the principal. There is no significant variability in considerations included in revenues, and there are no significant financial components in considerations on transactions.

Revenues disaggregated by goods and services category and geographical location are represented in Note 23 “Segment Information.”

Revenue recognition criteria on each goods and services category are mainly the followings:

Sales of goods

The Company and its subsidiaries sell various goods such as precious metals, medical equipment, accounting software and other to customers. Revenues from sales of goods are recognized when there is a transfer of control of the product to customers. The Company and its subsidiaries determine transfer of control based on when the products are shipped or delivered to customers, or inspected by customers.

Real estate sales

Certain subsidiaries are involved in developing and selling real estates. Revenues from sale of detached houses and residential condominiums are recognized when the real estate is delivered to customers.

Asset management and servicing

Certain subsidiaries offer customers investment management services for their financial assets, asset management as well as maintenance and administrative services for their real estate properties. Furthermore, the Company and its subsidiaries perform servicing on behalf of customers. Revenues from asset management and servicing primarily include management fees, servicing fees, and performance fees. Management and servicing fees are recognized over the contract period with customers, since the customers simultaneously receive and consume the benefits provided by the performance as the subsidiaries perform. Management fees are calculated based on the predetermined percentages of the market value of the assets under management or net assets of the investment funds in accordance with contract terms. Servicing fees are calculated based on the predetermined percentages of the amount in asset under managements in accordance with contract terms. Fees based on the performance of the assets under management are recognized when the performance obligations are satisfied, to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The performance fee is estimated by using the most likely amount method, in accordance with contract terms. Servicing fees related to financial assets that the Company and its subsidiaries had originated and transferred to investors, are accounted for by ASC 860 (“Transfers and Servicing”).

Automobile related services

Certain subsidiaries provide mainly automobile maintenance services to customers, as automobile related services. In the service, since customers simultaneously receive and consume the benefits provided by the performance as the subsidiaries perform, revenues are recognized over the contract period with customers. For measurement of progress, the cost incurred is used, because that reasonably describes transfer of control of services to customers. The subsidiaries receive payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheets as contract liabilities.

Facilities operation

The Company and its subsidiaries are running hotels, Japanese inns, training facilities, senior housings, golf courses and other facilities. Revenues from these operations are recognized over the customers’ usage period of the facilities, since customers simultaneously receive and consume the benefits provided by the performance as the Company and its subsidiaries perform. The value transferred to customers is directly measured based on the usage period. With respect to operation of senior housing and other facilities, certain subsidiaries receive payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheets as contract liabilities. Gains on sale of property under facility operations are accounted for by ASC 610-20 (“Other Income—Gains and Losses from the Derecognition of Nonfinancial Assets”).

Environment and energy related services

The Company and its subsidiaries offer services that provide electric power for business operators’ factories, office buildings and other facilities. Revenues from electric power supply by purchasing electricity or running power plants are recognized over the contracted distribution period with customers, since customers simultaneously receive and consume the benefits provided by the performance as the Company and its subsidiaries perform. The value transferred to customers is directly measured based on electricity usage by customers. Furthermore, certain subsidiaries are running waste processing facilities. Revenues from resources and waste processing business are primarily recognized over the service contract period with customers, since customers simultaneously receive and consume the benefits provided by the performance as the subsidiaries perform. The value transferred to customers is directly measured based on the amount of resources and waste to be processed.

Real estate management and brokerage

The Company and its subsidiaries mainly offer management of condominiums, office buildings, and facilities and other, to customers, as real estate management and brokerage business. Since customers simultaneously receive and consume the benefits provided by the performance as the Company and its subsidiaries perform, revenues from these services are recognized over the contract period with customers. Direct measurement of the value transferred to customers based on time elapsed, is used as method of measuring progress. The Company and its subsidiaries receive payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheets as contract liabilities.

Real estate contract work

Certain subsidiaries offer repair and contract work for condominiums, office buildings, and facilities, and other, to customers. The work is held on the real estate where customers own or rent, and the subsidiaries’ performance creates the asset that the customers controls as the asset is created or enhanced. Additionally, the performance does not create an asset with an alternative use to the subsidiaries, and the subsidiaries have a substantial enforceable right to payment for performance completed to date so that revenues are recognized over the contract work period. For measurement of progress, the cost incurred is used, because that reasonably describes transfer of control of services to customers. The subsidiaries recognize contract assets regarding a part of performance obligations that the subsidiaries performed, and the amounts are reported in other assets on the consolidated balance sheets. Furthermore, the subsidiaries receive payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheets as contract liabilities.

Other

The Company and its subsidiaries have been developing a variety of businesses. Main revenue streams are as follows;

Maintenance services of software, measurement equipment and other:

Certain subsidiaries offer accounting software maintenance services and support, and maintenance of measurement equipment to customers. Revenues from these services are recognized over the contract period with customers, since customers simultaneously receive and consume the benefits provided by the performance as the subsidiaries perform. For measurement of progress, the cost incurred is used, because that reasonably describes transfer of control of services to customers. The subsidiaries receive payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheets as contract liabilities.

Fee business:

The Company and its subsidiaries are involved in insurance policy referrals and other agency business. Commission revenues from these businesses are primarily recognized when the contract between our customers and their client is signed.

Balances from contracts with customers

	Millions of yen
	April 1, 2018	December 31, 2018
Trade Notes, Accounts and Other Receivable	¥154,590	¥147,864
Contract assets (Included in Other Assets)	¥1,058	¥3,114
Contract liabilities (Included in Other Liabilities)	¥45,545	¥48,262

For the nine and three months ended December 31, 2018, there were not significant changes in contract assets and contract liabilities.

For the nine and three months ended December 31, 2018, revenue amounted to ¥34,564 million and ¥5,328 million were included in contract liabilities as of the beginning of this fiscal year.

As of December 31, 2018, transaction price allocated to the performance obligations that are unsatisfied (or partially satisfied) is mainly related to automobile related services, facilities operation, real estate sales and amounted to ¥164,057 million. Remaining term for the obligations ranges up to 40 years. Furthermore, automobile related services primarily constitute the performance obligations that are unsatisfied (or partially satisfied) which will be recognized as revenue over the next 10 years. The Company and its subsidiaries applied practical expedients, and performance obligations for contracts that have an original expected duration of one year or less and contracts under which the value transferred to a customer is directly measured and recognized as revenue by the amount it has a right to invoice to the customer are not included in the disclosure.

As of December 31, 2018, assets recognized from the costs to obtain or fulfill contracts with customers are not material.

6.	Credit Quality of Financing Receivables and the Allowance for Credit Losses

The Company and its subsidiaries provide the following information disaggregated by portfolio segment and class of financing receivable.

Allowance for credit losses—by portfolio segment

Credit quality of financing receivables—by class

•	Impaired loans

•	Credit quality indicators

•	Non-accrual and past-due financing receivables

Information about troubled debt restructurings—by class

A portfolio segment is defined as the level at which an entity develops and documents a systematic methodology to determine its allowance for credit losses. The Company and its subsidiaries classify our portfolio segments by instruments of loans and direct financing leases. Classes of financing receivables are determined based on the initial measurement attribute, risk characteristics of the financing receivables and the method for monitoring and assessing obligors’ credit risk, and are defined as the level of detail necessary for a financial statement user to understand the risks inherent in the financing receivables. Classes of financing receivables generally are a disaggregation of a portfolio segment, and the Company and its subsidiaries disaggregate our portfolio segments into classes by regions, instruments or industries of our debtors.

The following table provides information about the allowance for credit losses as of March 31, 2018, for the nine and three months ended December 31, 2017 and 2018:

	Nine months ended December 31, 2017
	Millions of yen
	Loans				Direct financing leases	Total
	Consumer	Corporate		Purchased loans *1
		Non-recourse loans	Other
Allowance for credit losses:
Beginning balance	¥18,599	¥2,951	¥21,079	¥6,061	¥10,537	¥59,227
Provision (Reversal)	9,209	(255)	1,748	(354)	1,612	11,960
Charge-offs	(6,895)	(2,050)	(3,003)	(1,237)	(2,043)	(15,228)
Recoveries	567	0	193	78	17	855
Other *2	5	(10)	(1,324)	12	216	(1,101)

Ending balance	¥21,485	¥636	¥18,693	¥4,560	¥10,339	¥55,713

Individually evaluated for impairment	3,275	39	8,225	3,114	0	14,653
Not individually evaluated for impairment	18,210	597	10,468	1,446	10,339	41,060
Financing receivables:
Ending balance	¥1,710,940	¥79,949	¥1,026,224	¥21,362	¥1,214,118	¥4,052,593

Individually evaluated for impairment	19,561	3,905	22,207	5,319	0	50,992
Not individually evaluated for impairment	1,691,379	76,044	1,004,017	16,043	1,214,118	4,001,601

	Three months ended December 31, 2017
	Millions of yen
	Loans				Direct financing leases	Total
	Consumer	Corporate		Purchased loans *1
		Non-recourse loans	Other
Allowance for credit losses:
Beginning balance	¥20,651	¥2,577	¥19,045	¥4,805	¥10,898	¥57,976
Provision (Reversal)	3,191	13	470	(145)	433	3,962
Charge-offs	(2,552)	(1,935)	(1,031)	(127)	(1,103)	(6,748)
Recoveries	191	0	103	15	15	324
Other *3	4	(19)	106	12	96	199

Ending balance	¥21,485	¥636	¥18,693	¥4,560	¥10,339	¥55,713

	March 31, 2018
	Millions of yen
	Loans				Direct financing leases	Total
	Consumer	Corporate		Purchased loans *1
		Non-recourse loans	Other
Allowance for credit losses:
Ending balance	¥21,196	¥688	¥18,407	¥4,292	¥10,089	¥54,672

Individually evaluated for impairment	3,020	149	8,295	2,880	0	14,344
Not individually evaluated for impairment	18,176	539	10,112	1,412	10,089	40,328
Financing receivables:
Ending balance	¥1,739,173	¥73,305	¥974,058	¥18,933	¥1,194,888	¥4,000,357

Individually evaluated for impairment	18,911	3,745	19,385	5,101	0	47,142
Not individually evaluated for impairment	1,720,262	69,560	954,673	13,832	1,194,888	3,953,215

	Nine months ended December 31, 2018
	Millions of yen
	Loans				Direct financing leases	Total
	Consumer	Corporate		Purchased loans *1
		Non-recourse loans	Other
Allowance for credit losses:
Beginning balance	¥21,196	¥688	¥18,407	¥4,292	¥10,089	¥54,672
Provision (Reversal)	9,129	(13)	2,418	(241)	2,782	14,075
Charge-offs	(7,867)	0	(2,692)	(358)	(1,671)	(12,588)
Recoveries	465	0	196	102	141	904
Other *3	(16)	18	346	2	(70)	280

Ending balance	¥22,907	¥693	¥18,675	¥3,797	¥11,271	¥57,343

Individually evaluated for impairment	3,349	47	6,985	2,406	0	12,787
Not individually evaluated for impairment	19,558	646	11,690	1,391	11,271	44,556
Financing receivables:
Ending balance	¥1,856,623	¥89,084	¥1,166,032	¥16,756	¥1,165,792	¥4,294,287

Individually evaluated for impairment	22,793	3,232	24,215	4,176	0	54,416
Not individually evaluated for impairment	1,833,830	85,852	1,141,817	12,580	1,165,792	4,239,871

	Three months ended December 31, 2018
	Millions of yen
	Loans				Direct financing leases	Total
	Consumer	Corporate		Purchased loans *1
		Non-recourse loans	Other
Allowance for credit losses:
Beginning balance	¥22,060	¥627	¥18,409	¥3,905	¥10,839	¥55,840
Provision (Reversal)	3,390	74	1,426	(55)	1,030	5,865
Charge-offs	(2,727)	0	(931)	(54)	(496)	(4,208)
Recoveries	178	0	48	6	21	253
Other *3	6	(8)	(277)	(5)	(123)	(407)

Ending balance	¥22,907	¥693	¥18,675	¥3,797	¥11,271	¥57,343

Note: Loans held for sale are not included in the table above.

*1

Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely.

*2	Other mainly includes foreign currency translation adjustments and a decrease in allowance related to sales of loans.
*3	Other mainly includes foreign currency translation adjustments.

In developing the allowance for credit losses, the Company and its subsidiaries consider, among other things, the following factors:

•	business characteristics and financial conditions of obligors;

•	current economic conditions and trends;

•	prior charge-off experience;

•	current delinquencies and delinquency trends; and

•	value of underlying collateral and guarantees.

The Company and its subsidiaries individually develop the allowance for credit losses for impaired loans. For non-impaired loans, including loans that are not individually evaluated for impairment, and direct financing leases, the Company and its subsidiaries evaluate prior charge-off experience as segmented by debtor’s industry and the purpose of the loans and develop the allowance for credit losses based on such prior charge-off experience as well as current economic conditions.

In common with all portfolio segments, a deterioration of debtors’ condition may increase the risk of delay in payments of principal and interest. For loans to consumer borrowers, the amount of the allowance for credit losses is changed by the variation of individual debtors’ creditworthiness and value of underlying collateral and guarantees, and the prior charge-off experience. For loans to corporate other borrowers and direct financing leases, the amount of the allowance for credit losses is changed by current economic conditions and trends, the value of underlying collateral and guarantees, and the prior charge-off experience in addition to the debtors’ creditworthiness.

The decline of the value of underlying collateral and guarantees may increase the risk of inability to collect from the loans and direct financing leases. Particularly for non-recourse loans for which cash flow from real estate is the source of repayment, their collection depends on the real estate collateral value, which may decline as a result of decrease in liquidity of the real estate market, rise in vacancy rate of rental properties, fall in rents and other factors. These risks may change the amount of the allowance for credit losses. For purchased loans, their collection may decrease due to a decline in the real estate collateral value and debtors’ creditworthiness. Thus, these risks may change the amount of the allowance for credit losses.

In common with all portfolio segments, the Company and its subsidiaries charge off doubtful receivables when the likelihood of any future collection is believed to be minimal, mainly based upon an evaluation of the relevant debtors’ creditworthiness and the liquidation status of collateral.

The following table provides information about the impaired loans as of March 31, 2018 and December 31, 2018:

	March 31, 2018
		Millions of yen
Portfolio segment	Class	Loans individually evaluated for impairment	Unpaid principal balance	Related allowance
With no related allowance recorded *1		¥7,813	¥7,774	¥0
Consumer borrowers		409	409	0
	Housing loans	184	184	0
	Card loans	0	0	0
	Other	225	225	0
Corporate borrowers		7,301	7,262	0
Non-recourse loans	Japan	0	0	0
	The Americas	3,395	3,395	0
Other	Real estate companies	1,003	1,003	0
	Entertainment companies	7	0	0
	Other	2,896	2,864	0
Purchased loans		103	103	0
With an allowance recorded *2		39,329	37,943	14,344
Consumer borrowers		18,502	17,953	3,020
	Housing loans	3,360	3,068	984
	Card loans	4,060	4,051	631
	Other	11,082	10,834	1,405
Corporate borrowers		15,829	15,227	8,444
Non-recourse loans	Japan	254	254	53
	The Americas	96	96	96
Other	Real estate companies	1,544	1,482	543
	Entertainment companies	1,581	1,570	576
	Other	12,354	11,825	7,176
Purchased loans		4,998	4,763	2,880

Total		¥47,142	¥45,717	¥14,344

Consumer borrowers		18,911	18,362	3,020

	Housing loans	3,544	3,252	984

	Card loans	4,060	4,051	631

	Other	11,307	11,059	1,405

Corporate borrowers		23,130	22,489	8,444

Non-recourse loans	Japan	254	254	53

	The Americas	3,491	3,491	96

Other	Real estate companies	2,547	2,485	543

	Entertainment companies	1,588	1,570	576

	Other	15,250	14,689	7,176

Purchased loans		5,101	4,866	2,880

	December 31, 2018
		Millions of yen
Portfolio segment	Class	Loans individually evaluated for impairment	Unpaid principal balance	Related allowance
With no related allowance recorded *1		¥15,692	¥15,681	¥0
Consumer borrowers		1,014	1,011	0
	Housing loans	456	453	0
	Card loans	0	0	0
	Other	558	558	0
Corporate borrowers		14,571	14,563	0
Non-recourse loans	Japan	0	0	0
	The Americas	2,993	2,993	0
Other	Real estate companies	926	926	0
	Entertainment companies	0	0	0
	Other	10,652	10,644	0
Purchased loans		107	107	0
With an allowance recorded *2		38,724	37,601	12,787
Consumer borrowers		21,779	21,115	3,349
	Housing loans	4,089	3,819	947
	Card loans	3,992	3,984	626
	Other	13,698	13,312	1,776
Corporate borrowers		12,876	12,417	7,032
Non-recourse loans	Japan	239	239	47
	The Americas	0	0	0
Other	Real estate companies	1,492	1,479	473
	Entertainment companies	1,411	1,401	522
	Other	9,734	9,298	5,990
Purchased loans		4,069	4,069	2,406

Total		¥54,416	¥53,282	¥12,787

Consumer borrowers		22,793	22,126	3,349

	Housing loans	4,545	4,272	947

	Card loans	3,992	3,984	626

	Other	14,256	13,870	1,776

Corporate borrowers		27,447	26,980	7,032

Non-recourse loans	Japan	239	239	47

	The Americas	2,993	2,993	0

Other	Real estate companies	2,418	2,405	473

	Entertainment companies	1,411	1,401	522

	Other	20,386	19,942	5,990

Purchased loans		4,176	4,176	2,406

Note: Loans held for sale are not included in the table above.

*1	“With no related allowance recorded” represents impaired loans with no allowance for credit losses as all amounts are considered to be collectible.
*2	“With an allowance recorded” represents impaired loans with the allowance for credit losses as all or a part of the amounts are not considered to be collectible.

The Company and its subsidiaries recognize installment loans other than purchased loans and loans to consumer borrowers as impaired loans when principal or interest is past-due 90 days or more, or it is probable that the Company and its subsidiaries will be unable to collect all amounts due according to the contractual terms of the loan agreements due to various debtor conditions, including insolvency filings, suspension of bank transactions, dishonored bills and deterioration of businesses. For non-recourse loans, in addition to these conditions, the Company and its subsidiaries perform an impairment review using financial covenants, acceleration clauses, loan-to-value ratios, and other relevant available information.

For purchased loans, the Company and its subsidiaries recognize them as impaired loans when it is probable that the Company and its subsidiaries will be unable to collect book values of the remaining investment due to factors such as a decline in the real estate collateral value and debtors’ creditworthiness since the acquisition of these loans.

The Company and its subsidiaries consider that loans to consumer borrowers, including housing loans, card loans and other, are impaired when terms of these loans are modified as troubled debt restructurings.

Interest payments received on impaired loans other than purchased loans are recorded as interest income unless the collection of the remaining investment is doubtful at which time payments received are recorded as reductions of principal. For purchased loans, although the acquired assets may remain loans in legal form, collections on these loans often do not reflect the normal historical experience of collecting delinquent accounts, and the need to tailor individual collateral-realization strategies often makes it difficult to reliably estimate the amount, timing, or nature of collections. Accordingly, the Company and its subsidiaries use the cost recovery method of income recognition for such purchased loans regardless of whether impairment is recognized or not.

In common with all classes, impaired loans are individually evaluated for a valuation allowance based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral-dependent. For non-recourse loans, in principle, the estimated collectible amount is determined based on the fair value of the collateral securing the loans as they are collateral-dependent. Further for certain non-recourse loans, the estimated collectible amount is determined based on the present value of expected future cash flows. The fair value of the real estate collateral securing the loans is determined using appraisals prepared by independent third-party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate. We generally obtain a new appraisal once a fiscal year. In addition, we periodically monitor circumstances of the real estate collateral and then obtain a new appraisal in situations involving a significant change in economic and/or physical conditions which may materially affect its fair value. For impaired purchased loans, the Company and its subsidiaries develop the allowance for credit losses based on the difference between the book value and the estimated collectible amount of such loans.

The following table provides information about the average recorded investments in impaired loans and interest income on impaired loans for the nine and three months ended December 31, 2017 and 2018:

	Nine months ended December 31, 2017
		Millions of yen
Portfolio segment	Class	Average recorded investments in impaired loans *	Interest income on impaired loans	Interest on impaired loans collected in cash
Consumer borrowers		¥17,929	¥320	¥242
	Housing loans	4,427	157	106
	Card loans	4,086	49	42
	Other	9,416	114	94
Corporate borrowers		31,257	162	155
Non-recourse loans	Japan	197	4	4
	The Americas	5,016	6	6
Other	Real estate companies	6,097	38	37
	Entertainment companies	1,673	36	35
	Other	18,274	78	73
Purchased loans		6,348	18	3

Total		¥55,534	¥500	¥400

	Nine months ended December 31, 2018
		Millions of yen
Portfolio segment	Class	Average recorded investments in impaired loans *	Interest income on impaired loans	Interest on impaired loans collected in cash
Consumer borrowers		¥20,526	¥299	¥270
	Housing loans	4,121	105	103
	Card loans	4,029	46	40
	Other	12,376	148	127
Corporate borrowers		24,493	248	237
Non-recourse loans	Japan	249	4	4
	The Americas	2,607	0	0
Other	Real estate companies	2,490	26	26
	Entertainment companies	1,536	29	23
	Other	17,611	189	184
Purchased loans		4,761	42	41

Total		¥49,780	¥589	¥548

	Three months ended December 31, 2017
		Millions of yen
Portfolio segment	Class	Average recorded investments in impaired loans *	Interest income on impaired loans	Interest on impaired loans collected in cash
Consumer borrowers		¥18,986	¥77	¥69
	Housing loans	4,739	23	18
	Card loans	4,082	15	15
	Other	10,165	39	36
Corporate borrowers		28,375	56	53
Non-recourse loans	Japan	194	1	1
	The Americas	4,481	0	0
Other	Real estate companies	5,316	11	11
	Entertainment companies	1,633	8	8
	Other	16,751	36	33
Purchased loans		5,511	15	0

Total		¥52,872	¥148	¥122

	Three months ended December 31, 2018
		Millions of yen
Portfolio segment	Class	Average recorded investments in impaired loans *	Interest income on impaired loans	Interest on impaired loans collected in cash
Consumer borrowers		¥22,433	¥78	¥78
	Housing loans	4,561	16	16
	Card loans	4,003	14	14
	Other	13,869	48	48
Corporate borrowers		27,695	26	26
Non-recourse loans	Japan	242	0	0
	The Americas	2,173	0	0
Other	Real estate companies	2,417	8	8
	Entertainment companies	1,472	5	5
	Other	21,391	13	13
Purchased loans		4,311	10	10

Total		¥54,439	¥114	¥114

Note: Loans held for sale are not included in the table above.

*	Average balances are calculated on the basis of fiscal beginning and quarter-end balances.

The following table provides information about the credit quality indicators as of March 31, 2018 and December 31, 2018:

	March 31, 2018
		Millions of yen
			Non-performing
Portfolio segment	Class	Performing	Loans individually evaluated for impairment	90+ days past-due loans not individually evaluated for impairment	Subtotal	Total
Consumer borrowers		¥1,707,514	¥18,911	¥12,748	¥31,659	¥1,739,173
	Housing loans	1,397,217	3,544	2,077	5,621	1,402,838
	Card loans	258,478	4,060	1,785	5,845	264,323
	Other	51,819	11,307	8,886	20,193	72,012
Corporate borrowers		1,024,233	23,130	0	23,130	1,047,363
Non-recourse loans	Japan	18,064	254	0	254	18,318
	The Americas	51,496	3,491	0	3,491	54,987
Other	Real estate companies	326,165	2,547	0	2,547	328,712
	Entertainment companies	81,726	1,588	0	1,588	83,314
	Other	546,782	15,250	0	15,250	562,032
Purchased loans		13,832	5,101	0	5,101	18,933
Direct financing leases		1,182,804	0	12,084	12,084	1,194,888
	Japan	820,225	0	5,943	5,943	826,168
	Overseas	362,579	0	6,141	6,141	368,720

Total		¥3,928,383	¥47,142	¥24,832	¥71,974	¥4,000,357

	December 31, 2018
		Millions of yen
			Non-performing
Portfolio segment	Class	Performing	Loans individually evaluated for impairment	90+ days past-due loans not individually evaluated for impairment	Subtotal	Total
Consumer borrowers		¥1,819,313	¥22,793	¥14,517	¥37,310	¥1,856,623
	Housing loans	1,534,366	4,545	2,025	6,570	1,540,936
	Card loans	242,301	3,992	2,141	6,133	248,434
	Other	42,646	14,256	10,351	24,607	67,253
Corporate borrowers		1,227,669	27,447	0	27,447	1,255,116
Non-recourse loans	Japan	44,127	239	0	239	44,366
	The Americas	41,725	2,993	0	2,993	44,718
Other	Real estate companies	339,526	2,418	0	2,418	341,944
	Entertainment companies	67,797	1,411	0	1,411	69,208
	Other	734,494	20,386	0	20,386	754,880
Purchased loans		12,580	4,176	0	4,176	16,756
Direct financing leases		1,151,399	0	14,393	14,393	1,165,792
	Japan	795,781	0	5,700	5,700	801,481
	Overseas	355,618	0	8,693	8,693	364,311

Total		¥4,210,961	¥54,416	¥28,910	¥83,326	¥4,294,287

Note: Loans held for sale are not included in the table above.

In common with all classes, the Company and its subsidiaries monitor the credit quality indicators as performing and non-performing assets. The category of non-performing assets includes financing receivables for debtors who have filed for insolvency proceedings, whose bank transactions are suspended, whose bills are dishonored, whose businesses have deteriorated, whose repayment is past-due 90 days or more, financing receivables modified as troubled debt restructurings, and performing assets include all other financing receivables. Regarding purchased loans, they are classified as non-performing assets when considered impaired, while all the other loans are included in the category of performing assets.

Out of non-performing assets, the Company and its subsidiaries consider smaller balance homogeneous loans, including housing loans, card loans and other, which are not restructured and direct financing leases, as 90 days or more past-due financing receivables not individually evaluated for impairment, and consider the others as loans individually evaluated for impairment. After the Company and its subsidiaries have set aside provision for those non-performing assets, the Company and its subsidiaries continue to monitor at least on a quarterly basis the quality of any underlying collateral, the status of management of the debtors and other important factors in order to report to management and develop additional provision as necessary.

The following table provides information about the non-accrual and past-due financing receivables as of March 31, 2018 and December 31, 2018:

	March 31, 2018
		Millions of yen
		Past-due financing receivables
Portfolio segment	Class	30-89 days past-due	90 days or more past-due	Total past-due	Total financing receivables	Non-accrual
Consumer borrowers		¥6,750	¥15,740	¥22,490	¥1,739,173	¥15,740
	Housing loans	2,560	3,340	5,900	1,402,838	3,340
	Card loans	604	2,268	2,872	264,323	2,268
	Other	3,586	10,132	13,718	72,012	10,132
Corporate borrowers		3,404	8,949	12,353	1,047,363	18,326
Non-recourse loans	Japan	0	0	0	18,318	0
	The Americas	1,655	92	1,747	54,987	3,491
Other	Real estate companies	346	644	990	328,712	1,593
	Entertainment companies	0	760	760	83,314	760
	Other	1,403	7,453	8,856	562,032	12,482
Direct financing leases		5,184	12,084	17,268	1,194,888	12,084
	Japan	628	5,943	6,571	826,168	5,943
	Overseas	4,556	6,141	10,697	368,720	6,141

Total		¥15,338	¥36,773	¥52,111	¥3,981,424	¥46,150

	December 31, 2018
		Millions of yen
		Past-due financing receivables
Portfolio segment	Class	30-89 days past-due	90 days or more past-due	Total past-due	Total financing receivables	Non-accrual
Consumer borrowers		¥5,628	¥17,796	¥23,424	¥1,856,623	¥17,796
	Housing loans	1,633	3,301	4,934	1,540,936	3,301
	Card loans	480	2,625	3,105	248,434	2,625
	Other	3,515	11,870	15,385	67,253	11,870
Corporate borrowers		1,891	13,584	15,475	1,255,116	23,704
Non-recourse loans	Japan	0	0	0	44,366	0
	The Americas	603	2,561	3,164	44,718	2,994
Other	Real estate companies	33	608	641	341,944	1,486
	Entertainment companies	0	661	661	69,208	661
	Other	1,255	9,754	11,009	754,880	18,563
Direct financing leases		6,922	14,393	21,315	1,165,792	14,393
	Japan	859	5,700	6,559	801,481	5,700
	Overseas	6,063	8,693	14,756	364,311	8,693

Total		¥14,441	¥45,773	¥60,214	¥4,277,531	¥55,893

Note: Loans held for sale and purchased loans are not included in the table above.

In common with all classes, the Company and its subsidiaries consider financing receivables as past-due financing receivables when principal or interest is past-due 30 days or more. Loans whose terms have been modified are not classified as past-due financing receivables if the principals and interests are not past-due 30 days or more in accordance with the modified terms.

The Company and its subsidiaries suspend accruing revenues on past-due installment loans and direct financing leases when principal or interest is past-due 90 days or more, or earlier, if management determines that their collections are doubtful based on factors such as individual debtors’ creditworthiness, historical loss experience, current delinquencies and delinquency trends. Cash repayments received on non-accrual loans are applied first against past due interest and then any surpluses are applied to principal in view of the conditions of the contract and obligors. The Company and its subsidiaries return to accrual status non-accrual loans and lease receivables when it becomes probable that the Company and its subsidiaries will be able to collect all amounts due according to the contractual terms of these loans and lease receivables, as evidenced by continual payments from the debtors. The period of such continual payments before returning to accrual status varies depending on factors that we consider are relevant in assessing the debtor’s creditworthiness, such as the debtor’s business characteristics and financial conditions as well as relevant economic conditions and trends.

The following table provides information about troubled debt restructurings of financing receivables that occurred during the nine and three months ended December 31, 2017 and 2018:

	Nine months ended December 31, 2017
		Millions of yen
Portfolio segment	Class	Pre-modification outstanding recorded investment	Post-modification outstanding recorded investment
Consumer borrowers		¥7,012	¥5,257
	Housing loans	11	11
	Card loans	1,611	1,224
	Other	5,390	4,022
Corporate borrowers		7,872	7,872
Non-recourse loans	The Americas	3,460	3,460
Other	Other	4,412	4,412

Total		¥14,884	¥13,129

	Nine months ended December 31, 2018
		Millions of yen
Portfolio segment	Class	Pre-modification outstanding recorded investment	Post-modification outstanding recorded investment
Consumer borrowers		¥9,873	¥6,876
	Housing loans	61	30
	Card loans	1,624	1,055
	Other	8,188	5,791
Corporate borrowers		6,002	6,001
Other	Other	6,002	6,001

Total		¥15,875	¥12,877

	Three months ended December 31, 2017
		Millions of yen
Portfolio segment	Class	Pre-modification outstanding recorded investment	Post-modification outstanding recorded investment
Consumer borrowers		¥2,332	¥1,595
	Card loans	536	371
	Other	1,796	1,224
Corporate borrowers		7,872	7,872
Non-recourse loans	The Americas	3,460	3,460
Other	Other	4,412	4,412

Total		¥10,204	¥9,467

	Three months ended December 31, 2018
		Millions of yen
Portfolio segment	Class	Pre-modification outstanding recorded investment	Post-modification outstanding recorded investment
Consumer borrowers		¥3,961	¥2,832
	Housing loans	10	5
	Card loans	552	363
	Other	3,399	2,464
Corporate borrowers		2,141	2,141
Other	Other	2,141	2,141

Total		¥6,102	¥4,973

A troubled debt restructuring is defined as a restructuring of a financing receivable in which the creditor grants a concession to the debtor for economic or other reasons related to the debtor’s financial difficulties.

The Company and its subsidiaries offer various types of concessions to our debtors to protect as much of our investment as possible in troubled debt restructurings. For the debtors of non-recourse loans, the Company and its subsidiaries offer concessions including an extension of the maturity date at an interest rate lower than the current market rate for a debt with similar risk characteristics. For the debtors of all financing receivables other than non-recourse loans, the Company and its subsidiaries offer concessions such as a reduction of the loan principal, a temporary reduction in the interest payments, or an extension of the maturity date at an interest rate lower than the current market rate for a debt with similar risk characteristics. In addition, the Company and its subsidiaries may acquire collateral assets from the debtors in troubled debt restructurings to satisfy fully or partially the loan principal or past due interest.

In common with all portfolio segments, financing receivables modified as troubled debt restructurings are recognized as impaired and are individually evaluated for a valuation allowance. In most cases, these financing receivables have already been considered impaired and individually evaluated for allowance for credit losses prior to the restructurings. However, as a result of the restructuring, the Company and its subsidiaries may recognize additional provision for the restructured receivables.

The following table provides information about financing receivables modified as troubled debt restructurings within the previous 12 months from December 31, 2017 and for which there was a payment default during the nine and three months ended December 31, 2017:

	Nine months ended December 31, 2017
		Millions of yen
Portfolio segment	Class	Recorded investment
Consumer borrowers		¥60
	Card loans	14
	Other	46
Corporate borrowers		4,412
Other	Other	4,412

Total		¥4,472

	Three months ended December 31, 2017
		Millions of yen
Portfolio segment	Class	Recorded investment
Consumer borrowers		¥37
	Card loans	8
	Other	29
Corporate borrowers		4,412
Other	Other	4,412

Total		¥4,449

The following table provides information about financing receivables modified as troubled debt restructurings within the previous 12 months from December 31, 2018 and for which there was a payment default during the nine and three months ended December 31, 2018:

	Nine months ended December 31, 2018
		Millions of yen
Portfolio segment	Class	Recorded investment
Consumer borrowers		¥1,380
	Card loans	23
	Other	1,357

Total		¥1,380

	Three months ended December 31, 2018
		Millions of yen
Portfolio segment	Class	Recorded investment
Consumer borrowers		¥933
	Card loans	20
	Other	913

Total		¥933

The Company and its subsidiaries consider financing receivables whose terms have been modified in a restructuring as defaulted receivables when principal or interest is past-due 90 days or more in accordance with the modified terms.

In common with all portfolio segments, the Company and its subsidiaries suspend accruing revenues and may recognize additional provision as necessary for the defaulted financing receivables.

As of March 31, 2018 and December 31, 2018, there were no foreclosed residential real estate properties. The carrying amounts of installment loans in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure were ¥245 million and ¥433 million as of March 31, 2018 and December 31, 2018, respectively.

7.	Investment in Securities

Investment in securities as of March 31, 2018 consists of the following:

Millions of yen
March 31, 2018
Trading securities *	¥422,053
Available-for-sale securities	1,015,477
Held-to-maturity securities	113,891
Other securities	178,034

Total	¥1,729,455

*	The amount of assets under management of variable annuity and variable life insurance contracts included in trading securities was ¥403,797 million as of March 31, 2018.

Other securities consist mainly of non-marketable equity securities and preferred equity securities carried at cost and investment funds carried at an amount that reflects equity income and loss based on the investor’s share. The aggregate carrying amount of other securities accounted for under the cost method totaled ¥27,334 million as of March 31, 2018. Investments with an aggregate cost of ¥27,260 million were not evaluated for impairment because the Company and its subsidiaries did not identify any events or changes in circumstances that might have had a significant adverse effect on the fair value of those investments and it was not practicable to estimate the fair value of the investments.

A certain subsidiary elected the fair value option for investments in foreign government bond securities included in available-for-sale securities to mitigate volatility in the consolidated statements of income caused by the difference in recognition of gain or loss that would otherwise exist between the foreign government bond securities and the derivatives used to reduce the risks of fluctuations in market interest rates and exchange rates on these foreign government bond securities. As of March 31, 2018, these investments were fair valued at ¥719 million.

A certain subsidiary elected the fair value option for investments in foreign corporate debt securities included in available-for-sale securities to mitigate volatility in the consolidated statements of income caused by the difference in recognition of gain or loss that would otherwise exist between the foreign corporate debt securities and the derivatives used to reduce the risks of fluctuations in market interest rates and exchange rates on these foreign corporate debt securities. As of March 31, 2018, these investments were fair valued at ¥8,882 million.

A certain subsidiary elected the fair value option for certain investments in equity securities included in available-for-sale securities to mitigate volatility in the consolidated statements of income caused by the difference in recognition of gain or loss that would otherwise exist between the equity securities and the derivatives used to reduce the risks of fluctuations in market prices of these equity securities and exchange rates. As of March 31, 2018, these equity securities were fair valued at ¥22,365 million.

Certain subsidiaries elected the fair value option for certain investments in investment funds included in other securities whose net asset values do not represent the fair value of investments due to the illiquid nature of these investments. The subsidiaries manage these investments on a fair value basis and the election of the fair value option enables the subsidiaries to reflect more appropriate assumptions to measure the fair value of these investments. As of March 31, 2018, these investments were fair valued at ¥5,665 million.

Investment in securities as of December 31, 2018 consists of the following:

Millions of yen
December 31, 2018
Equity securities *	¥534,243
Trading debt securities	43,298
Available-for-sale debt securities	1,152,571
Held-to-maturity debt securities	114,094

Total	¥1,844,206

*

The amount of assets under management of variable annuity and variable life insurance contracts included in equity securities was ¥316,660 million as of December 31, 2018. The amount of investment funds that are accounted for under the equity method included in equity securities was ¥80,874 million as of December 31, 2018. The amount of investment funds elected for the fair value option included in equity securities was ¥5,926 million as of December 31, 2018.

Gains and losses realized from the sale of equity securities and net unrealized holding gains (losses) on equity securities are included in gains on investment securities and dividends, life insurance premiums and related investment income, and write-downs of securities. Net unrealized holding gains (losses) on equity securities held as of December 31, 2018 were losses of ¥4,944 million and ¥7,547 million for the nine and three months ended December 31, 2018, respectively, which were included in gains on investment securities and dividends and write-downs of securities. The above amounts do not include net unrealized gains (losses) from assets under management of variable annuity and variable life insurance contracts. For further information, see Note 16 “Life Insurance Operations.” Also, net unrealized holding gains (losses) on the both investment funds above mentioned are not included.

Equity securities include non-marketable equity securities and preferred equity securities, etc. elected for the measurement alternative. The following table provides information about impairment and plus or minus changes resulting from observable price changes as of December 31, 2018 and for the nine and three months ended December 31, 2018.

	Millions of yen
	December 31, 2018			Nine months ended December 31, 2018		Three months ended December 31, 2018
	Carrying value	Accumulated impairments and downward adjustments	Accumulated upward adjustments	Impairments and downward adjustments	Upward adjustments	Impairments and downward adjustments	Upward adjustments
Equity securities measured using the measurement alternative	¥30,885	¥(1,829)	¥0	¥(151)	¥0	¥0	¥0

Gains and losses realized from the sale of trading debt securities and net unrealized holding gains (losses) on trading debt securities are included in gains on investment securities and dividends. Net unrealized holding gains (losses) on trading debt securities held as of December 31, 2018 were gains of ¥102 million and ¥123 million for the nine and three months ended December 31, 2018, respectively.

Certain subsidiaries elected the fair value option for certain investments in investment funds included in equity securities whose net asset values do not represent the fair value of investments due to the illiquid nature of these investments. The subsidiaries manage these investments on a fair value basis and the election of the fair value option enables the subsidiaries to reflect more appropriate assumptions to measure the fair value of these investments. As of December 31, 2018, these investments were fair valued at ¥5,926 million.

A certain subsidiary elected the fair value option for investments in foreign government bond securities included in available-for-sale debt securities to mitigate volatility in the consolidated statements of income caused by the difference in recognition of gain or loss that would otherwise exist between the foreign government bond securities and the derivatives used to reduce the risks of fluctuations in market interest rates and exchange rates on these foreign government bond securities. As of December 31, 2018, these investments were fair valued at ¥643 million.

A certain subsidiary elected the fair value option for investments in foreign corporate debt securities included in available-for-sale debt securities to mitigate volatility in the consolidated statements of income caused by the difference in recognition of gain or loss that would otherwise exist between the foreign corporate debt securities and the derivatives used to reduce the risks of fluctuations in market interest rates and exchange rates on these foreign corporate debt securities. As of December 31, 2018, these investments were fair valued at ¥16,985 million.

The amortized cost basis amounts, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale securities and held-to-maturity securities in each major security type as of March 31, 2018 are as follows:

March 31, 2018

	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale securities:
Japanese and foreign government bond securities	¥271,866	¥11,383	¥(7,439)	¥275,810
Japanese prefectural and foreign municipal bond securities	160,549	3,247	(560)	163,236
Corporate debt securities	368,106	2,974	(4,605)	366,475
CMBS and RMBS in the Americas	72,793	2,543	(1,160)	74,176
Other asset-backed securities and debt securities	78,828	3,420	(66)	82,182
Equity securities	49,971	5,653	(2,026)	53,598

	1,002,113	29,220	(15,856)	1,015,477

Held-to-maturity securities:
Japanese government bond securities and other	113,891	26,933	0	140,824

	¥1,116,004	¥56,153	¥(15,856)	¥1,156,301

The amortized cost basis amounts, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale debt securities and held-to-maturity debt securities in each major security type as of December 31, 2018 are as follows:

December 31, 2018

	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale debt securities:
Japanese and foreign government bond securities	¥352,518	¥12,305	¥(5,226)	¥359,597
Japanese prefectural and foreign municipal bond securities	176,871	2,437	(815)	178,493
Corporate debt securities	470,570	3,322	(5,525)	468,367
CMBS and RMBS in the Americas	57,760	2,082	(1,100)	58,742
Other asset-backed securities and debt securities	86,858	2,815	(2,301)	87,372

	1,144,577	22,961	(14,967)	1,152,571

Held-to-maturity debt securities:
Japanese government bond securities and other	114,094	26,687	0	140,781

	¥1,258,671	¥49,648	¥(14,967)	¥1,293,352

The following table provides information about available-for-sale securities with gross unrealized losses and the length of time that individual securities have been in a continuous unrealized loss position as of March 31, 2018:

March 31, 2018

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale securities:
Japanese and foreign government bond securities	¥72,523	¥(5,599)	¥27,458	¥(1,840)	¥99,981	¥(7,439)
Japanese prefectural and foreign municipal bond securities	17,208	(125)	19,479	(435)	36,687	(560)
Corporate debt securities	90,216	(2,011)	89,573	(2,594)	179,789	(4,605)
CMBS and RMBS in the Americas	12,798	(359)	7,065	(801)	19,863	(1,160)
Other asset-backed securities and debt securities	4,623	(56)	774	(10)	5,397	(66)
Equity securities	6,505	(247)	6,914	(1,779)	13,419	(2,026)

	¥203,873	¥(8,397)	¥151,263	¥(7,459)	¥355,136	¥(15,856)

The following table provides information about available-for-sale debt securities with gross unrealized losses and the length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2018:

December 31, 2018

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale debt securities:
Japanese and foreign government bond securities	¥150,066	¥(5,226)	¥0	¥0	¥150,066	¥(5,226)
Japanese prefectural and foreign municipal bond securities	15,205	(246)	12,554	(569)	27,759	(815)
Corporate debt securities	76,914	(1,298)	78,871	(4,227)	155,785	(5,525)
CMBS and RMBS in the Americas	16,791	(295)	6,669	(805)	23,460	(1,100)
Other asset-backed securities and debt securities	27,723	(1,622)	13,807	(679)	41,530	(2,301)

	¥286,699	¥(8,687)	¥111,901	¥(6,280)	¥398,600	¥(14,967)

The number of investment securities that were in an unrealized loss position as of March 31, 2018 and December 31, 2018 were 320 and 318, respectively. The gross unrealized losses on these securities are attributable to a number of factors including changes in interest rates, credit spreads and market trends.

For debt securities, in the case of the fair value being below the amortized cost, the Company and its subsidiaries consider whether those securities are other-than-temporarily impaired using all available information about their collectability. The Company and its subsidiaries do not consider a debt security to be other-than-temporarily impaired if (1) the Company and its subsidiaries do not intend to sell the debt security, (2) it is not more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis and (3) the present value of estimated cash flows will fully cover the amortized cost of the security. On the other hand, the Company and its subsidiaries consider a debt security to be other-than-temporarily impaired if any of the above mentioned three conditions are not met.

Debt securities with unrealized loss position mainly include foreign government bond securities and corporate debt securities in Japan and overseas.

The unrealized loss associated with government bond securities and corporate debt securities are primarily due to changes in the market interest rate and risk premium. Considering all available information to assess the collectability of those investments (such as the financial condition of and business prospects for the issuers), the Company and its subsidiaries believe that the Company and its subsidiaries are able to recover the entire amortized cost basis of those investments. Because the Company and its subsidiaries do not intend to sell the investments and it is not more likely than not that the Company and its subsidiaries will be required to sell the investments before recovery of their amortized cost basis, the Company and its subsidiaries do not consider these investments to be other-than-temporarily impaired at December 31, 2018.

The total other-than-temporary impairment with an offset for the amount of the total other-than-temporary impairment recognized in other comprehensive income (loss) for the nine months ended December 31, 2017 and 2018 are as follows:

	Millions of yen
	Nine months ended December 31, 2017	Nine months ended December 31, 2018
Total other-than-temporary impairment losses	¥830	¥806
Portion of loss recognized in other comprehensive income (before taxes)	0	(136)

Net impairment losses recognized in earnings	¥830	¥670

The total other-than-temporary impairment with an offset for the amount of the total other-than-temporary impairment recognized in other comprehensive income (loss) for the three months ended December 31, 2017 and 2018 are as follows:

	Millions of yen
	Three months ended December 31, 2017	Three months ended December 31, 2018
Total other-than-temporary impairment losses	¥407	¥113
Portion of loss recognized in other comprehensive income (before taxes)	0	0

Net impairment losses recognized in earnings	¥407	¥113

Total other-than-temporary impairment losses for the nine and three months ended December 31, 2017 were related to equity securities, other securities and debt securities. Total other-than-temporary impairment losses for the nine and three months ended December 31, 2018 were related to debt securities.

During the nine months ended December 31, 2017 and 2018, other-than-temporary impairment losses related to debt securities are recognized mainly on certain foreign municipal bond securities and certain other asset-backed securities. These securities have experienced credit losses due to deterioration in utilization rates and a decline in value of the underlying assets. The credit loss assessment is made by comparing the securities’ amortized cost basis with the portion of the estimated fair value of the underlying assets available to repay the specified bonds, or with the present value of the expected cash flows from the mortgage-backed securities, that were estimated based on a number of assumptions such as seniority of the security. Because the Company and its subsidiaries do not intend to sell the investments and it is not more likely than not that the Company and its subsidiaries will be required to sell the investments before recovery of their amortized cost basis, the credit loss component is recognized in earnings, and the non-credit loss component is recognized in other comprehensive income (loss), net of applicable income taxes.

Other-than-temporary impairments related to the non-credit losses recognized in other comprehensive income (loss) were related to CMBS and RMBS in the Americas and foreign municipal bond securities. These impairments included the amount of unrealized gains or losses for the changes in fair value of the debt securities after recognition of other-than-temporary impairments in earnings. Gross unrealized gains and gross unrealized losses recorded in accumulated other comprehensive income (loss) as of March 31, 2018 and December 31, 2018 are as follows:

	Millions of yen
	March 31, 2018		December 31, 2018
	Gross unrealized gains	Gross unrealized losses	Gross unrealized gains	Gross unrealized losses
Before taxes	¥42	¥0	¥0	¥(146)
Net of taxes	¥33	¥0	¥0	¥(114)

Roll-forwards of the amount of other-than-temporary impairments related to credit losses on the foregoing debt securities for the nine and three months ended December 31, 2017 and 2018, for which a portion of other-than-temporary impairments were recorded in accumulated other comprehensive income (loss), are as follows:

	Millions of yen
	Nine months ended December 31, 2017	Nine months ended December 31, 2018
Beginning	¥1,220	¥1,021
Addition during the period:
Credit loss for which an other-than-temporary impairment was not previously recognized	0	551
Reduction during the period:
For securities sold	0	(22)
Due to change in intent to sell or requirement to sell	(199)	0

Ending	¥1,021	¥1,550

	Millions of yen
	Three months ended December 31, 2017	Three months ended December 31, 2018
Beginning	¥1,220	¥1,550
Reduction during the period:
Due to change in intent to sell or requirement to sell	(199)	0

Ending	¥1,021	¥1,550

8.	Transfer of Financial Assets

The Company and its subsidiaries have securitized and transferred financial assets such as installment loans (commercial mortgage loans, housing loans and other).

In the securitization process, these financial assets are transferred to SPEs that issue beneficial interests of the securitization trusts and securities backed by the financial assets to investors. The cash flows collected from these assets transferred to the SPEs are then used to repay these asset-backed beneficial interests and securities. As the transferred assets are isolated from the Company and its subsidiaries, the investors and the SPEs have no recourse to other assets of the Company and its subsidiaries in cases where the debtors or the issuers of the transferred financial assets fail to perform under the original terms of those financial assets.

The Company and its subsidiaries often have continuing involvement with transferred financial assets by retaining the servicing arrangements and the interests in the SPEs in the form of the beneficial interest of the securitization trusts. Those interests that continue to be held include interests in the transferred assets and are often subordinate to other tranche(s) of the securitization. Those beneficial interests that continue to be held by the Company and its subsidiaries are subject to credit risk, interest rate risk and prepayment risk on the securitized financial assets. With regards to these subordinated interests that the Company and its subsidiaries retain, they are subordinated to the senior investments and are exposed to different credit and prepayment risks, since they first absorb the risk of the decline in the cash flows from the financial assets transferred to the SPEs for defaults and prepayment of the transferred assets. If there is any excess cash remaining in the SPEs after payment to investors in the securitization of the contractual rate of returns, most of such excess cash is distributed to the Company and its subsidiaries for payments of the subordinated interests. SPEs used in securitization transactions have been consolidated if the Company and its subsidiaries are the primary beneficiary of the SPEs.

When the Company and its subsidiaries have transferred financial assets to a transferee that is not subject to consolidation, the Company and its subsidiaries account for the transfer as a sale if control over the transferred assets is surrendered.

For the nine months ended December 31, 2017 and 2018, the amount of installment loans that has been derecognized due to new securitization and transfer of loans were ¥306,529 million and ¥370,946 million, respectively. For the nine months ended December 31, 2017 and 2018, gains (losses) from the securitization and transfer of loans were ¥10,326 million and ¥12,122 million, respectively, which is included in finance revenues in the consolidated statements of income.

For the three months ended December 31, 2017 and 2018, the amount of installment loans that has been derecognized due to new securitization and transfer of loans were ¥131,359 million and ¥152,310 million, respectively. For the three months ended December 31, 2017 and 2018, gains (losses) from the securitization and transfer of loans were ¥5,317 million and ¥4,110 million, respectively, which is included in finance revenues in the consolidated statements of income.

A certain subsidiary originates and sells loans into the secondary market while retaining the obligation to service those loans. In addition, the subsidiary undertakes obligations to service loans originated by others. The servicing assets related to those servicing activities are included in other assets in the consolidated balance sheets and roll-forwards of the amount of the servicing assets for the nine and three months ended December 31, 2017 and 2018 are as follows:

	Millions of yen
	Nine months ended December 31, 2017	Nine months ended December 31, 2018	Three months ended December 31, 2017	Three months ended December 31, 2018
Beginning balance	¥17,303	¥28,756	¥29,286	¥31,068
Increase mainly from loans sold with servicing retained	15,257	4,696	1,787	2,038
Decrease mainly from amortization	(2,881)	(3,526)	(1,169)	(1,193)
Increase (Decrease) from the effects of changes in foreign exchange rates	296	1,270	71	(717)

Ending balance	¥29,975	¥31,196	¥29,975	¥31,196

The fair value of the servicing assets as of March 31, 2018 and December 31, 2018 are as follows:

	Millions of yen
	March 31, 2018	December 31, 2018
Beginning balance	¥24,907	¥35,681
Ending balance	¥35,681	¥39,393

9.	Variable Interest Entities

The Company and its subsidiaries use SPEs in the ordinary course of business.

These SPEs are not always controlled by voting rights, and there are cases where voting rights do not exist for these SPEs. The Company and its subsidiaries determine a variable interest entity (hereinafter, “VIE”) among those SPEs when (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including the equity holders or (b) as a group, the holders of the equity investment at risk do not have (1) the ability to make decisions about an entity’s activities that most significantly impact the entity’s economic performance through voting rights or similar rights, (2) the obligation to absorb the expected losses of the entity or (3) the right to receive the expected residual returns of the entity.

The Company and its subsidiaries perform a qualitative analysis to identify the primary beneficiary of VIEs. An enterprise that has both of the following characteristics is considered to be the primary beneficiary and therefore results in the consolidation of the VIE:

•	the power to direct the activities of a VIE that most significantly impact the entity’s economic performance; and

•	the obligation to absorb losses of the entity that could potentially be significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the VIE.

All facts and circumstances are taken into consideration when determining whether the Company and its subsidiaries have variable interests that would deem it the primary beneficiary and therefore require consolidation of the VIE. The Company and its subsidiaries make ongoing reassessment of whether they are the primary beneficiaries of a VIE.

The following are the factors that the Company and its subsidiaries are considering in a qualitative assessment:

•	which activities most significantly impact the economic performance of the VIE and who has the power to direct such activities;

•	characteristics of the Company and its subsidiaries’ variable interest or interests and other involvements (including involvement of related parties and de facto agents);

•	involvement of other variable interest holders; and

•	the entity’s purpose and design, including the risks that the entity was designed to create and pass through to its variable interest holders.

The Company and its subsidiaries generally consider the following types of involvement to be significant when determining the primary beneficiary:

•	designing the structuring of a transaction;

•	providing an equity investment and debt financing;

•	being the investment manager, asset manager or servicer and receiving variable fees; and

•	providing liquidity and other financial support.

The Company and its subsidiaries do not have the power to direct activities of the VIEs that most significantly impact the VIEs’ economic performance if that power is shared among multiple unrelated parties, and accordingly do not consolidate such VIEs.

Information about VIEs (consolidated and non-consolidated) for the Company and its subsidiaries are as follows:

1.	Consolidated VIEs

March 31, 2018

	Millions of yen
Types of VIEs	Total assets *1	Total liabilities *1	Assets which are pledged as collateral *2	Commitments *3
(a) VIEs for liquidating customer assets	¥0	¥0	¥0	¥0
(b) VIEs for acquisition of real estate and real estate development projects for customers	2,181	0	0	0
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	103,288	27,892	46,860	0
(d) VIEs for corporate rehabilitation support business	1,057	49	0	0
(e) VIEs for investment in securities	42,456	60	60	0
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	116,665	72,219	89,103	0
(g) VIEs for securitization of loan receivable originated by third parties	9,783	10,425	9,783	0
(h) VIEs for power generation projects	236,367	117,906	138,159	85,371
(i) Other VIEs	177,373	67,592	161,729	0

Total	¥689,170	¥296,143	¥445,694	¥85,371

December 31, 2018
	Millions of yen
Types of VIEs	Total assets *1	Total liabilities *1	Assets which are pledged as collateral *2	Commitments *3
(a) VIEs for liquidating customer assets	¥0	¥0	¥0	¥0
(b) VIEs for acquisition of real estate and real estate development projects for customers	2,006	0	0	0
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	104,789	30,534	49,558	0
(d) VIEs for corporate rehabilitation support business	659	11	0	0
(e) VIEs for investment in securities	69,362	62	47	0
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	245,576	186,069	245,576	0
(g) VIEs for securitization of loan receivable originated by third parties	3,748	4,239	3,748	0
(h) VIEs for power generation projects	274,682	147,067	173,050	60,882
(i) Other VIEs	142,344	44,864	122,184	0

Total	¥843,166	¥412,846	¥594,163	¥60,882

*1	The assets of most VIEs are used only to repay the liabilities of the VIEs, and the creditors of the liabilities of most VIEs have no recourse to other assets of the Company and its subsidiaries.
*2	The assets are pledged as collateral by VIE for financing of the VIE.
*3	This item represents remaining balance of commitments that could require the Company and its subsidiaries to provide investments or loans to the VIE.

2.	Non-consolidated VIEs

March 31, 2018

	Millions of yen
		Carrying amount of the variable interests in the VIEs held by the Company and its subsidiaries		Maximum exposure to loss *
Types of VIEs	Total assets	Non-recourse loans	Investments
(a) VIEs for liquidating customer assets	¥8,602	¥0	¥991	¥991
(b) VIEs for acquisition of real estate and real estate development projects for customers	35,812	0	2,424	2,424
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	0	0	0	0
(d) VIEs for corporate rehabilitation support business	0	0	0	0
(e) VIEs for investment in securities	19,170,411	0	75,336	108,678
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	0	0	0	0
(g) VIEs for securitization of loan receivable originated by third parties	1,355,962	0	16,653	16,670
(h) VIEs for power generation projects	29,539	0	1,920	1,920
(i) Other VIEs	467,259	3,732	23,484	29,813

Total	¥21,067,585	¥3,732	¥120,808	¥160,496

December 31, 2018

	Millions of yen
		Carrying amount of the variable interests in the VIEs held by the Company and its subsidiaries		Maximum exposure to loss *
Types of VIEs	Total assets	Non-recourse loans	Investments
(a) VIEs for liquidating customer assets	¥8,556	¥0	¥991	¥991
(b) VIEs for acquisition of real estate and real estate development projects for customers	35,954	0	3,156	3,156
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	0	0	0	0
(d) VIEs for corporate rehabilitation support business	0	0	0	0
(e) VIEs for investment in securities	4,139,312	0	64,768	95,038
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	0	0	0	0
(g) VIEs for securitization of loan receivable originated by third parties	1,004,617	0	22,353	22,362
(h) VIEs for power generation projects	26,723	0	1,779	1,779
(i) Other VIEs	415,334	3,289	34,450	40,085

Total	¥5,630,496	¥3,289	¥127,497	¥163,411

*	Maximum exposure to loss includes remaining balance of commitments that could require the Company and its subsidiaries to provide investments or loans to the VIE.

(a) VIEs for liquidating customer assets

The Company and its subsidiaries may use VIEs in structuring financing for customers to liquidate specific customer assets. The VIEs are typically used to provide a structure that is bankruptcy remote with respect to the customer and the use of VIE structure is requested by such customer. Such VIEs typically acquire assets to be liquidated from the customer, borrow non-recourse loans from financial institutions and have an equity investment made by the customer. By using cash flows from the liquidated assets, these VIEs repay the loan and pay dividends to equity investors if sufficient funds exist.

Variable interests of non-consolidated VIEs, which the Company has, are mainly included in other assets in the Company’s consolidated balance sheets.

(b) VIEs for acquisition of real estate and real estate development projects for customers

Customers and the Company and its subsidiaries are involved with VIEs formed to acquire real estate and/or develop real estate projects. In each case, a customer establishes and makes an equity investment in a VIE that is designed to be bankruptcy remote from the customer. The VIEs acquire real estate and/or develop real estate projects.

The Company and its subsidiaries provide non-recourse loans to such VIEs and hold specified bonds issued by them and/or make investments in them. The Company and its subsidiaries have consolidated certain VIEs because the Company or its subsidiary effectively controls the VIEs by acting as the asset manager of the VIEs.

In the Company’s consolidated balance sheets, assets of consolidated VIEs are mainly included in investment in affiliates.

Variable interests of non-consolidated VIEs, which the Company and its subsidiaries have, are mainly included in investment in securities, investment in affiliates and other assets in the Company’s consolidated balance sheets. The Company and its subsidiaries concluded that the VIEs are not consolidated because the power to direct these VIEs is held by unrelated parties. In some cases, the Company and its subsidiaries concluded that the VIEs are not consolidated because the power to direct these VIEs is shared among multiple unrelated parties.

(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business

The Company and its subsidiaries establish VIEs and acquire real estate to borrow non-recourse loans from financial institutions and simplify the administration activities necessary for the real estate. The Company and its subsidiaries consolidate such VIEs even though the Company and its subsidiaries may not have voting rights if substantially all of such VIEs’ subordinated interests are issued to the Company and its subsidiaries, and therefore the VIEs are controlled by and for the benefit of the Company and its subsidiaries.

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in cash and cash equivalents, restricted cash, investment in operating leases, investment in securities, property under facility operations and other assets, and liabilities of those consolidated VIEs are mainly included in long-term debt.

(d) VIEs for corporate rehabilitation support business

Financial institutions, the Company and its subsidiary are involved with VIEs established for the corporate rehabilitation support business. VIEs receive the funds from investors including the financial institutions, the Company and the subsidiary, and purchase loan receivables due from borrowers which have financial problems, but are deemed to have the potential to recover in the future. The servicing operations for the VIEs are conducted by the subsidiary.

The Company and its subsidiary consolidated such VIEs since the Company and the subsidiary have the majority of the investment share of such VIEs, and have the power to direct the activities of the VIEs that most significantly impact the entities’ economic performance through the servicing operations.

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in cash and cash equivalents, installment loans, and other assets, and liabilities of those consolidated VIEs are mainly included in other liabilities.

(e) VIEs for investment in securities

The Company and its subsidiaries have interests in VIEs that are investment funds and mainly invest in equity and debt securities. Such VIEs are managed by certain subsidiaries or fund management companies that are independent of the Company and its subsidiaries.

Certain subsidiaries consolidated certain such VIEs since the subsidiaries has the majority of the investment share of them, and has the power to direct the activities of those VIEs that most significantly impact the entities’ economic performance through involvement with the design of the VIEs or other means.

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in investment in securities and investment in affiliates, and liabilities of those consolidated VIEs are mainly included in other liabilities.

Variable interests of non-consolidated VIEs, which the Company and its subsidiaries have, are included in investment in securities in the Company’s consolidated balance sheets. The Company and certain subsidiaries have commitment agreements by which the Company and its subsidiaries may be required to make additional investment in certain such non-consolidated VIEs.

(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable

The Company and its subsidiaries use VIEs to securitize financial assets such as direct financing leases receivables and loans receivables. In the securitization process, these financial assets are transferred to SPEs, and the SPEs issue beneficial interests or securities backed by the transferred financial assets to investors. After the securitization, the Company and its subsidiaries continue to hold a subordinated part of the securities and act as a servicer.

The Company and its subsidiaries consolidated such VIEs since the Company and its subsidiaries have the power to direct the activities that most significantly impact the entity’s economic performance by designing the securitization scheme and conducting servicing activities, and have a responsibility to absorb losses of the VIEs that could potentially be significant to the entities by retaining the subordinated part of the securities.

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are included in restricted cash, investment in direct financing leases and installment loans, and liabilities of those consolidated VIEs are mainly included in long-term debt.

(g) VIEs for securitization of loan receivable originated by third parties

The Company and its subsidiaries invest in CMBS, RMBS and other asset-backed securities originated by third parties. In some cases of such securitization, certain subsidiaries hold the subordinated portion and the subsidiaries act as a special-servicer of the securitization transaction. As the special servicer, the subsidiaries have rights to dispose of real estate collateral related to the securitized commercial mortgage loans.

The subsidiaries consolidate certain of these VIEs when the subsidiaries have the power to direct the activities of the VIEs that most significantly impact the entities’ economic performance through its role as special-servicer, including the right to dispose of the collateral, and have a responsibility to absorb losses of the VIEs that could potentially be significant to the entities by holding the subordinated part of the securities.

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in installment loans, and liabilities of those consolidated VIEs are mainly included in long-term debt.

Variable interests of non-consolidated VIEs, which the Company and its subsidiaries have, are included in investment in securities in the Company’s consolidated balance sheets. The Company has a commitment agreement by which the Company may be required to make additional investment in certain such non-consolidated VIEs.

(h) VIEs for power generation projects

The Company and its subsidiaries may use VIEs in power generation projects. VIEs receive the funds from the Company and its subsidiaries, construct solar power stations and thermal power stations on acquired or leased lands, and sell the generated power to electric power companies. The Company and its subsidiaries have consolidated certain VIEs because the Company and its subsidiaries have the majority of the investment shares of such VIEs and effectively control the VIEs by acting as the asset manager of the VIEs.

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in restricted cash, property under facility operations and other assets, and liabilities of those consolidated VIEs are mainly included in trade notes, accounts and other payable, long-term debt, and other liabilities. The Company and certain subsidiaries have commitment agreements by which the Company and its subsidiaries may be required to make additional investment or execute loans in certain such consolidated VIEs.

Variable interests of non-consolidated VIEs, which the Company has, are included in investment in affiliates in the Company’s consolidated balance sheets.

(i) Other VIEs

The Company and its subsidiaries are involved with other types of VIEs for various purposes. Consolidated and non-consolidated VIEs of this category are mainly kumiai structures. In addition, certain subsidiaries have consolidated VIEs that are not included in the categories (a) through (h) above, because the subsidiaries hold the subordinated portion of the VIEs and the VIEs are effectively controlled by the subsidiaries.

In Japan, certain subsidiaries provide investment products to their customers that employ a contractual mechanism known as a kumiai, which in part result in the subsidiaries forming a type of SPE. As a means to finance the purchase of aircraft or other large-ticket items to be leased to third parties, the Company and its subsidiaries arrange and market kumiai products to investors, who invest a portion of the funds necessary into the kumiai structure. The remainder of the purchase funds is borrowed by the kumiai structure in the form of a non-recourse loan from one or more financial institutions. The kumiai investors (and any lenders to the kumiai structure) retain all of the economic risks and rewards in connection with purchasing and leasing activities of the kumiai structure, and all related gains or losses are recorded on the financial statements of the investors in the kumiai. The Company and its subsidiaries are responsible for the arrangement and marketing of these products and may act as servicer or administrator in kumiai transactions. The fee income for the arrangement and administration of these transactions is recognized in the Company’s consolidated statements of income. In some cases, the Company and its subsidiaries make investments in the kumiai or its related SPE, and these VIEs are consolidated because the Company and its subsidiaries have a responsibility to absorb any significant potential loss through the investments and have the power to direct the activities that most significantly impact their economic performance. In other cases, the Company and its subsidiaries are not considered to be the primary beneficiary of the VIEs or kumiais because the Company and its subsidiaries did not make significant investments or guarantee or otherwise undertake any significant financial commitments or exposure with respect to the kumiai or its related SPE.

The Company may use VIEs for finance. The Company transfers its own held assets to SPEs, which borrow non-recourse loan from financial institutions and effectively pledge such assets as collateral. The Company continually holds subordinated interests in the SPEs and performs administrative work of such assets. The Company consolidates such SPEs because the Company has a right to direct the activities of them that most significantly impact their economic performance by setting up the scheme and performing administrative work of the assets and has the obligation to absorb expected losses of them by holding the subordinated interests.

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in cash and cash equivalents, investment in operating leases, investment in affiliates, office facilities and other assets, and liabilities of those consolidated VIEs are mainly included in long-term debt.

Variable interests in non-consolidated VIEs, which the Company and its subsidiaries have, non-recourse loans are included in installment loans, and investments are mainly included in investment in securities in the Company’s consolidated balance sheets. Certain subsidiaries have commitment agreements by which the Company and its subsidiaries may be required to make additional investment in certain such non-consolidated VIEs.

10.	Investment in Affiliates

Investment in affiliates at March 31, 2018 and December 31, 2018 consists of the following:

	Millions of yen
	March 31, 2018	December 31, 2018
Shares	¥531,481	¥ 786,588
Loans and others	59,882	64,060

	¥591,363	¥ 850,648

11. Redeemable Noncontrolling Interests Changes in redeemable noncontrolling interests for the nine months ended December 31, 2017 and 2018 are as follows:
	Millions of yen
	Nine months ended December 31, 2017	Nine months ended December 31, 2018
Beginning balance	¥6,548	¥ 7,420
Comprehensive income
Net income	288	434
Other comprehensive income
Net change of foreign currency translation adjustments	49	326
Total other comprehensive income	49	326
Comprehensive income	337	760
Dividends	(83)	(501)

Ending balance	¥6,802	¥ 7,679

12.	Accumulated Other Comprehensive Income (Loss)

Changes in each component of accumulated other comprehensive income (loss) attributable to ORIX Corporation Shareholders for the nine months ended December 31, 2017 and 2018, are as follows:

	Nine months ended December 31, 2017
	Millions of yen
	Net unrealized gains (losses) on investment in securities	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2017	¥32,279	¥(17,330)	¥(31,736)	¥(4,483)	¥(21,270)

Net unrealized gains (losses) on investment in securities, net of tax of ¥(2,984) million	7,240				7,240
Reclassification adjustment included in net income, net of tax of ¥8,411 million	(17,166)				(17,166)
Defined benefit pension plans, net of tax of ¥65 million		(552)			(552)
Reclassification adjustment included in net income, net of tax of ¥8 million		(31)			(31)
Foreign currency translation adjustments, net of tax of ¥14,107 million			27,042		27,042
Reclassification adjustment included in net income, net of tax of ¥(1,026) million			(1,160)		(1,160)
Net unrealized gains (losses) on derivative instruments, net of tax of ¥(905) million				2,833	2,833
Reclassification adjustment included in net income, net of tax of ¥775 million				(2,394)	(2,394)

Total other comprehensive income (loss)	(9,926)	(583)	25,882	439	15,812

Transaction with noncontrolling interests	1	(1)	0	0	0

Less: Other Comprehensive Income (Loss) Attributable to the Noncontrolling Interest	(48)	1	(274)	33	(288)

Less: Other Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	0	0	49	0	49

Balance at December 31, 2017	¥22,402	¥(17,915)	¥(5,629)	¥(4,077)	¥(5,219)

	Nine months ended December 31, 2018
	Millions of yen
	Net unrealized gains (losses) on investment in securities	Debt valuation adjustments	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2018	¥10,465	¥0	¥(20,487)	¥(31,806)	¥(3,738)	¥(45,566)

Cumulative effect of adopting Accounting Standards Update 2016-01	(3,250)	351	0	0	0	(2,899)

Balance at April 1, 2018	7,215	351	(20,487)	(31,806)	(3,738)	(48,465)

Net unrealized gains (losses) on investment in securities, net of tax of ¥(256) million	497					497
Reclassification adjustment included in net income, net of tax of ¥731 million	(2,332)					(2,332)
Debt valuation adjustments, net of tax of ¥(127) million		322				322
Reclassification adjustment included in net income, net of tax of ¥8 million		(19)				(19)
Defined benefit pension plans, net of tax of ¥(71) million			85			85
Reclassification adjustment included in net income, net of tax of ¥32 million			(80)			(80)
Foreign currency translation adjustments, net of tax of ¥155 million				(5,130)		(5,130)
Reclassification adjustment included in net income, net of tax of ¥(1) million				1		1
Net unrealized gains (losses) on derivative instruments, net of tax of ¥174 million					(526)	(526)
Reclassification adjustment included in net income, net of tax of ¥(132) million					462	462

Total other comprehensive income (loss)	(1,835)	303	5	(5,129)	(64)	(6,720)

Transaction with noncontrolling interests	0	0	(52)	12	0	(40)

Less: Other Comprehensive Income (Loss) Attributable to the Noncontrolling Interest	0	0	1	(102)	13	(88)

Less: Other Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	0	0	0	326	0	326

Balance at December 31, 2018	¥5,380	¥654	¥(20,535)	¥(37,147)	¥(3,815)	¥(55,463)

Changes in each component of accumulated other comprehensive income (loss) attributable to ORIX Corporation Shareholders for the three months ended December 31, 2017 and 2018, are as follows:

	Three months ended December 31, 2017
	Millions of yen
	Net unrealized gains (losses) on investment in securities	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at September 30, 2017	¥29,317	¥(17,777)	¥(13,843)	¥(4,411)	¥(6,714)

Net unrealized gains (losses) on investment in securities, net of tax of ¥(709) million	600				600
Reclassification adjustment included in net income, net of tax of ¥3,817 million	(7,499)				(7,499)
Defined benefit pension plans, net of tax of ¥(21) million		(125)			(125)
Reclassification adjustment included in net income, net of tax of ¥3 million		(11)			(11)
Foreign currency translation adjustments, net of tax of ¥2,075 million			7,212		7,212
Reclassification adjustment included in net income, net of tax of ¥(7) million			15		15
Net unrealized gains (losses) on derivative instruments, net of tax of ¥(652) million				2,028	2,028
Reclassification adjustment included in net income, net of tax of ¥540 million				(1,665)	(1,665)

Total other comprehensive income (loss)	(6,899)	(136)	7,227	363	555

Transaction with noncontrolling interests	1	(1)	0	0	0

Less: Other Comprehensive Income (Loss) Attributable to the Noncontrolling Interest	17	1	(1,002)	29	(955)

Less: Other Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	0	0	15	0	15

Balance at December 31, 2017	¥22,402	¥(17,915)	¥(5,629)	¥(4,077)	¥(5,219)

	Three months ended December 31, 2018
	Millions of yen
	Net unrealized gains (losses) on investment in securities	Debt valuation adjustments	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at September 30, 2018	¥5,609	¥270	¥(20,688)	¥(17,802)	¥(3,085)	¥(35,696)

Net unrealized gains (losses) on investment in securities, net of tax of ¥(114) million	(391)					(391)
Reclassification adjustment included in net income, net of tax of ¥(118) million	162					162
Debt valuation adjustments, net of tax of ¥(153) million		391				391
Reclassification adjustment included in net income, net of tax of ¥3 million		(7)				(7)
Defined benefit pension plans, net of tax of ¥(94) million			232			232
Reclassification adjustment included in net income, net of tax of ¥11 million			(26)			(26)
Foreign currency translation adjustments, net of tax of ¥(8,709) million				(19,918)		(19,918)
Reclassification adjustment included in net income, net of tax of ¥0 million				0		0
Net unrealized gains (losses) on derivative instruments, net of tax of ¥212 million					(487)	(487)
Reclassification adjustment included in net income, net of tax of ¥86 million					(267)	(267)

Total other comprehensive income (loss)	(229)	384	206	(19,918)	(754)	(20,311)

Transaction with noncontrolling interests	0	0	(50)	11	0	(39)

Less: Other Comprehensive Income (Loss) Attributable to the Noncontrolling Interest	0	0	3	(386)	(24)	(407)

Less: Other Comprehensive Income (Loss) Attributable to the Redeemable Noncontrolling Interests	0	0	0	(176)	0	(176)

Balance at December 31, 2018	¥5,380	¥654	¥(20,535)	¥(37,147)	¥(3,815)	¥(55,463)

Amounts reclassified to net income from accumulated other comprehensive income (loss) in the nine months ended December 31, 2017 and 2018 are as follows:

	Nine months ended December 31, 2017
Details about accumulated other comprehensive income components	Reclassification adjustment included in net income
	Millions of yen	Consolidated statements of income caption
Net unrealized gains (losses) on investment in securities
Sales of investment securities	¥21,998	Gains on investment securities and dividends
Sales of investment securities	4,539	Life insurance premiums and related investment income
Amortization of investment securities	(204)	Finance revenues
Amortization of investment securities	(403)	Life insurance premiums and related investment income
Others	(353)	Write-downs of securities and other

	25,577	Total before income tax
	(8,411)	Income tax (expense) or benefit

	¥17,166	Net of tax

Defined benefit pension plans
Amortization of prior service credit	¥746	See Note 15 “Pension Plans”
Amortization of net actuarial loss	(670)	See Note 15 “Pension Plans”
Amortization of transition obligation	(37)	See Note 15 “Pension Plans”

	39	Total before income tax
	(8)	Income tax (expense) or benefit

	¥31	Net of tax

Foreign currency translation adjustments
Sales or liquidation	¥134	Gains on sales of subsidiaries and affiliates and liquidation losses, net

	134	Total before income tax
	1,026	Income tax (expense) or benefit

	¥1,160	Net of tax

Net unrealized gains (losses) on derivative instruments
Interest rate swap agreements	¥131	Finance revenues/Interest expense
Foreign exchange contracts	(27)	Other (income) and expense, net
Foreign currency swap agreements	3,065	Finance revenues/Interest expense/Other (income) and expense, net

	3,169	Total before income tax
	(775)	Income tax (expense) or benefit

	¥2,394	Net of tax

	Nine months ended December 31, 2018
Details about accumulated other comprehensive income components	Reclassification adjustment included in net income	Consolidated statements of income caption
	Millions of yen
Net unrealized gains (losses) on investment in securities
Sales of debt securities	¥3,211	Gains on investment securities and dividends
Sales of debt securities	1,545	Life insurance premiums and related investment income
Amortization of debt securities	(895)	Finance revenues
Amortization of debt securities	(128)	Life insurance premiums and related investment income
Others	(670)	Write-downs of securities and other

	3,063	Total before income tax
	(731)	Income tax (expense) or benefit

	¥2,332	Net of tax

Debt valuation adjustments
Fulfillment of policy liabilities and amortization of policy account balances	¥27	Life insurance costs

	27	Total before income tax
	(8)	Income tax (expense) or benefit

	¥19	Net of tax

Defined benefit pension plans
Amortization of prior service credit	¥807	See Note 15 “Pension Plans”
Amortization of net actuarial loss	(692)	See Note 15 “Pension Plans”
Amortization of transition obligation	(3)	See Note 15 “Pension Plans”

	112	Total before income tax
	(32)	Income tax (expense) or benefit

	¥80	Net of tax

Foreign currency translation adjustments
Sales or liquidation	¥(2)	Gains on sales of subsidiaries and affiliates and liquidation losses, net

	(2)	Total before income tax
	1	Income tax (expense) or benefit

	¥(1)	Net of tax

Net unrealized gains (losses) on derivative instruments
Interest rate swap agreements	¥141	Finance revenues/Interest expense
Foreign exchange contracts	(220)	Other (income) and expense, net
Foreign currency swap agreements	(515)	Finance revenues/Interest expense/Other (income) and expense, net

	(594)	Total before income tax
	132	Income tax (expense) or benefit

	¥(462)	Net of tax

Amounts reclassified to net income from accumulated other comprehensive income (loss) in the three months ended December 31, 2017 and 2018 are as follows:

	Three months ended December 31, 2017
Details about accumulated other comprehensive income components	Reclassification adjustment included in net income	Consolidated statements of income caption
	Millions of yen
Net unrealized gains (losses) on investment in securities
Sales of investment securities	¥10,726	Gains on investment securities and dividends
Sales of investment securities	1,037	Life insurance premiums and related investment income
Amortization of investment securities	(95)	Finance revenues
Amortization of investment securities	(128)	Life insurance premiums and related investment income
Others	(224)	Write-downs of securities and other

	11,316	Total before income tax
	(3,817)	Income tax (expense) or benefit

	¥7,499	Net of tax

Defined benefit pension plans
Amortization of prior service credit	¥249	See Note 15 “Pension Plans”
Amortization of net actuarial loss	(223)	See Note 15 “Pension Plans”
Amortization of transition obligation	(12)	See Note 15 “Pension Plans”

	14	Total before income tax
	(3)	Income tax (expense) or benefit

	¥11	Net of tax

Foreign currency translation adjustments
Sales or liquidation	¥(22)	Gains on sales of subsidiaries and affiliates and liquidation losses, net
	(22)	Total before income tax
	7	Income tax (expense) or benefit

	¥(15)	Net of tax

Net unrealized gains (losses) on derivative instruments
Interest rate swap agreements	¥13	Finance revenues/Interest expense
Foreign exchange contracts	(25)	Other (income) and expense, net
Foreign currency swap agreements	2,217	Finance revenues/Interest expense/Other (income) and expense, net

	2,205	Total before income tax
	(540)	Income tax (expense) or benefit

	¥1,665	Net of tax

	Three months ended December 31, 2018
Details about accumulated other comprehensive income components	Reclassification adjustment included in net income	Consolidated statements of income caption
	Millions of yen
Net unrealized gains (losses) on investment in securities
Sales of debt securities	¥88	Gains on investment securities and dividends
Sales of debt securities	0	Life insurance premiums and related investment income
Amortization of debt securities	(241)	Finance revenues
Amortization of debt securities	(14)	Life insurance premiums and related investment income
Others	(113)	Write-downs of securities and other

	(280)	Total before income tax
	118	Income tax (expense) or benefit

	¥(162)	Net of tax

Debt valuation adjustments
Fulfillment of policy liabilities and amortization of policy account balances	¥10	Life insurance costs

	10	Total before income tax
	(3)	Income tax (expense) or benefit

	¥7	Net of tax

Defined benefit pension plans
Amortization of prior service credit	¥269	See Note 15 “Pension Plans”
Amortization of net actuarial loss	(231)	See Note 15 “Pension Plans”
Amortization of transition obligation	(1)	See Note 15 “Pension Plans”

	37	Total before income tax
	(11)	Income tax (expense) or benefit

	¥26	Net of tax

Net unrealized gains (losses) on derivative instruments
Interest rate swap agreements	¥4	Finance revenues/Interest expense
Foreign exchange contracts	(230)	Other (income) and expense, net
Foreign currency swap agreements	579	Finance revenues/Interest expense/Other (income) and expense, net

	353	Total before income tax
	(86)	Income tax (expense) or benefit

	¥267	Net of tax

13.	ORIX Corporation Shareholders’ Equity

Information about ORIX Corporation Shareholders’ Equity for the nine months ended December 31, 2017 and 2018 are as follows:

(1)	Dividend payments

	Nine months ended December 31, 2017	Nine months ended December 31, 2018
Resolution	The board of directors on May 23, 2017	The board of directors on May 21, 2018
Type of shares	Common stock	Common stock
Total dividends paid	¥38,162 million	¥49,984 million
Dividend per share	¥29.25	¥39.00
Date of record for dividend	March 31, 2017	March 31, 2018
Effective date for dividend	June 6, 2017	June 5, 2018
Dividend resource	Retained earnings	Retained earnings

Resolution	The board of directors on October 30, 2017	The board of directors on October 26, 2018
Type of shares	Common stock	Common stock
Total dividends paid	¥34,595 million	¥38,453 million
Dividend per share	¥27.00	¥30.00
Date of record for dividend	September 30, 2017	September 30, 2018
Effective date for dividend	December 4, 2017	December 4, 2018
Dividend resource	Retained earnings	Retained earnings

Total dividends paid by resolution of the board of directors on May 23, 2017 include ¥62 million of dividends paid to the Board Incentive Plan Trust for the nine months ended December 31, 2017. Total dividends paid by resolution of the board of directors on May 21, 2018 include ¥64 million of dividends paid to the Board Incentive Plan Trust for the nine months ended December 31, 2018.

Total dividends paid by resolution of the board of directors on October 30, 2017 include ¥53 million of dividends paid to the Board Incentive Plan Trust for the nine months ended December 31, 2017. Total dividends paid by resolution of the board of directors on October 26, 2018 include ¥55 million of dividends paid to the Board Incentive Plan Trust for the nine months ended December 31, 2018.

(2)	There were no applicable dividends for which the date of record was in the nine months ended December 31, 2017 and 2018, and for which the effective date was after December 31, 2017 and 2018.

14.	Selling, General and Administrative Expenses

Selling, general and administrative expenses for the nine months ended December 31, 2017 and 2018 are as follows:

	Millions of yen
	Nine months ended December 31, 2017	Nine months ended December 31, 2018
Personnel expenses	¥180,197	¥183,872
Selling expenses	54,947	56,892
Administrative expenses	76,462	75,783
Depreciation of office facilities	3,661	3,537

Total	¥315,267	¥320,084

Selling, general and administrative expenses for the three months ended December 31, 2017 and 2018 are as follows:

	Millions of yen
	Three months ended December 31, 2017	Three months ended December 31, 2018
Personnel expenses	¥61,033	¥61,434
Selling expenses	18,569	20,009
Administrative expenses	25,174	26,674
Depreciation of office facilities	1,192	1,321

Total	¥105,968	¥109,438

15.	Pension Plans

The Company and certain subsidiaries have contributory and non-contributory pension plans covering substantially all of their employees. Those contributory funded pension plans include defined benefit pension plans and defined contribution pension plans. Under the plans, employees are entitled to lump-sum payments at the time of termination of their employment or pension payments. Defined benefit pension plans consist of a plan of which the amounts of such payments are determined on the basis of length of service and remuneration at the time of termination and a cash balance plan.

The Company and its subsidiaries’ funding policy is to contribute annually the amounts actuarially determined. Assets of the plans are invested primarily in debt securities and marketable equity securities.

Net periodic pension cost for the nine months ended December 31, 2017 and 2018 consists of the following:

	Millions of yen
	Nine months ended December 31, 2017	Nine months ended December 31, 2018
Japanese plans:
Service cost	¥3,973	¥4,144
Interest cost	583	542
Expected return on plan assets	(1,970)	(2,042)
Amortization of prior service credit	(685)	(673)
Amortization of net actuarial loss	642	633
Amortization of transition obligation	34	0

Net periodic pension cost	¥2,577	¥2,604

	Millions of yen
	Nine months ended December 31, 2017	Nine months ended December 31, 2018
Overseas plans:
Service cost	¥2,484	¥2,433
Interest cost	1,464	1,484
Expected return on plan assets	(3,099)	(3,292)
Amortization of prior service credit	(61)	(134)
Amortization of net actuarial loss	28	59
Amortization of transition obligation	3	3

Net periodic pension cost	¥819	¥553

Net pension cost of the plans for the three months ended December 31, 2017 and 2018 consists of the following:

	Millions of yen
	Three months ended December 31, 2017	Three months ended December 31, 2018
Japanese plans:
Service cost	¥1,324	¥1,382
Interest cost	195	181
Expected return on plan assets	(657)	(680)
Amortization of prior service credit	(228)	(225)
Amortization of net actuarial loss	214	211
Amortization of transition obligation	11	0

Net periodic pension cost	¥859	¥869

	Millions of yen
	Three months ended December 31, 2017	Three months ended December 31, 2018
Overseas plans:
Service cost	¥879	¥802
Interest cost	512	491
Expected return on plan assets	(1,062)	(1,090)
Amortization of prior service credit	(21)	(44)
Amortization of net actuarial loss	9	20
Amortization of transition obligation	1	1

Net periodic pension cost	¥318	¥180

Note:

The components of net periodic pension cost other than the service cost component are included in personnel expenses, which is included in selling, general and administrative expenses in the consolidated statements of income.

16.	Life Insurance Operations

Life insurance premiums and related investment income for the nine and three months ended December 31, 2017 and 2018 consist of the following:

	Millions of yen
	Nine months ended December 31, 2017	Nine months ended December 31, 2018
Life insurance premiums	¥215,151	¥233,134
Life insurance related investment income(loss)	63,387	(5,114)

	¥278,538	¥228,020

	Millions of yen
	Three months ended December 31, 2017	Three months ended December 31, 2018
Life insurance premiums	¥72,656	¥79,623
Life insurance related investment income(loss)	24,672	(32,207)

	¥97,328	¥47,416

Life insurance premiums include reinsurance benefits, net of reinsurance premiums. For the nine and three months ended December 31, 2017 and 2018, reinsurance benefits and reinsurance premiums included in life insurance premiums are as follows:

	Millions of yen
	Nine months ended December 31, 2017	Nine months ended December 31, 2018
Reinsurance benefits	¥2,509	¥1,891
Reinsurance premiums	(5,379)	(4,142)

	Millions of yen
	Three months ended December 31, 2017	Three months ended December 31, 2018
Reinsurance benefits	¥639	¥698
Reinsurance premiums	(1,616)	(1,293)

The benefits and expenses of life insurance operations included in life insurance costs in the consolidated statements of income are recognized so as to associate with earned premiums over the life of contracts. This association is accomplished by means of the provision for future policy benefits and the deferral and subsequent amortization of policy acquisition costs (principally commissions and certain other expenses directly relating to policy issuance and underwriting). Amortization charged to income for the nine months ended December 31, 2017 and 2018 amounted to ¥11,780 million and ¥13,238 million, respectively. In addition, amortization charged to income for the three months ended December 31, 2017 and 2018 amounted to ¥4,033 million and ¥4,580 million, respectively.

Life insurance premiums and related investment income include net realized and unrealized gains or losses from investment assets under management on behalf of variable annuity and variable life policyholders, and net gains or losses from derivative contracts, which consist of gains or losses from futures, foreign exchange contracts and options held, entered to economically hedge a portion of the minimum guarantee risk relating to variable annuity and variable life insurance contracts. In addition, life insurance costs include the net amount of the changes in fair value of the variable annuity and variable life insurance contracts elected for the fair value option and insurance costs recognized for insurance and annuity payouts as a result of insured events. Certain subsidiaries have elected the fair value option for certain reinsurance contracts to partially offset the changes in fair value recognized in earnings of the policy liabilities and policy account balances attributable to the changes in the minimum guarantee risks of the variable annuity and variable life insurance contracts, and the changes in the fair value of the reinsurance contracts were recorded in life insurance costs.

From the three months ended June 30, 2018, the portion of the total change in the fair value of variable annuity and variable life insurance contracts that results from a change in the instrument-specific credit risk is recognized in other comprehensive income (loss).

The above mentioned gains or losses relating to variable annuity and variable life insurance contracts for the nine and three months ended December 31, 2017 and 2018 are as follows:

	Millions of yen
	Nine months ended December 31, 2017	Nine months ended December 31, 2018
Life insurance premiums and related investment income:
Net realized and unrealized gains or losses from investment assets	¥61,806	¥(21,790)
Net gains or losses from derivative contracts:	(9,104)	2,496
Futures	(7,194)	2,730
Foreign exchange contracts	(678)	(316)
Options held	(1,232)	82

Life insurance costs:
Changes in the fair value of the policy liabilities and policy account balances	¥(118,384)	¥(81,515)
Insurance costs recognized for insurance and annuity payouts as a result of insured events	150,635	62,522
Changes in the fair value of the reinsurance contracts	9,282	(2,794)

	Millions of yen
	Three months ended December 31, 2017	Three months ended December 31, 2018
Life insurance premiums and related investment income:
Net realized and unrealized gains or losses from investment assets	¥24,665	¥(43,844)
Net gains or losses from derivative contracts:	(3,155)	5,956
Futures	(2,741)	5,051
Foreign exchange contracts	(94)	219
Options held	(320)	686

Life insurance costs:
Changes in the fair value of the policy liabilities and policy account balances	¥(29,883)	¥(43,098)
Insurance costs recognized for insurance and annuity payouts as a result of insured events	46,236	14,851
Changes in the fair value of the reinsurance contracts	2,408	(6,681)

17.	Write-Downs of Long-Lived Assets

The Company and its subsidiaries perform tests for recoverability on long-lived assets classified as held and used for which events or changes in circumstances indicated that the assets might be impaired. The Company and its subsidiaries consider an asset’s carrying amount as not recoverable when such carrying amount exceeds the undiscounted future cash flows estimated to result from the use and eventual disposition of the asset. The net carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount.

As of March 31, 2018 and December 31, 2018, the long-lived assets classified as held for sale in the accompanying consolidated balance sheets are as follows.

	Millions of yen
	As of March 31, 2018	As of December 31, 2018
Investment in operating leases	¥31,776	¥16,085
Property under facility operations	12,483	53,902
Other assets	164	125

The long-lived assets classified as held for sale as of March 31, 2018 are included in Corporate Financial Services segment, Real Estate segment, Investment and Operation segment and Overseas Business segment. The long-lived assets classified as held for sale as of December 31, 2018 are included in Corporate Financial Services segment, Real Estate segment, Investment and Operation segment and Overseas Business segment.

The Company and its subsidiaries determine the fair value using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers, based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate.

For the nine months ended December 31, 2017 and 2018, the Company and its subsidiaries recognized impairment losses for the difference between carrying amounts and fair values in the amount of ¥3,029 million and ¥26 million, respectively, which are reflected as write-downs of long-lived assets. Breakdowns of these amounts are as follows.

	Nine months ended December 31, 2017		Nine months ended December 31, 2018
	Amount (Millions of yen)	The number of properties	Amount (Millions of yen)	The number of properties
Write-downs of the assets held for sale:
Office buildings	¥161	1	¥0	0
Commercial facilities other than office buildings	1,134	2	0	0
Others *	319	—	0	—

Total	¥1,614	—	¥0	—

*	For the “Others,” the number of properties is omitted.

	Nine months ended December 31, 2017		Nine months ended December 31, 2018
	Amount (Millions of yen)	The number of properties	Amount (Millions of yen)	The number of properties
Write-downs due to decline in estimated future cash flows:
Office buildings	¥0	0	¥0	0
Commercial facilities other than office buildings	187	2	16	1
Others *	1,228	—	10	—

Total	¥1,415	—	¥26	—

*	For the “Others,” the number of properties is omitted.

Losses of ¥2,273 million in Real Estate segment and ¥756 million in Overseas Business segment were recorded for the nine months ended December 31, 2017. Losses of ¥16 million in Real Estate segment and ¥10 million in Overseas Business segment were recorded for the nine months ended December 31, 2018.

For the three months ended December 31, 2017, the Company and its subsidiaries recognized impairment losses for the difference between carrying amounts and fair values in the amount of ¥1,557 million, which were reflected as write-downs of long-lived assets compared to no impairment loss for the three months ended December 31, 2018. Breakdowns of these amounts are as follows.

	Three months ended December 31, 2017		Three months ended December 31, 2018
	Amount (Millions of yen)	The number of properties	Amount (Millions of yen)	The number of properties
Write-downs of the assets held for sale:
Office buildings	¥161	1	¥0	0
Commercial facilities other than office buildings	157	1	0	0
Others *	119	—	0	—

Total	¥437	—	¥0	—

*	For the “Others,” the number of properties is omitted.

	Three months ended December 31, 2017		Three months ended December 31, 2018
	Amount (Millions of yen)	The number of properties	Amount (Millions of yen)	The number of properties
Write-downs due to decline in estimated future cash flows:
Office buildings	¥0	0	¥0	0
Commercial facilities other than office buildings	0	0	0	0
Others *	1,120	—	0	—

Total	¥1,120	—	¥0	—

*	For the “Others,” the number of properties is omitted.

Losses of ¥801 million in Real Estate segment and ¥756 million in Overseas Business segment were recorded for the three months ended December 31, 2017.

18.	Per Share Data

Reconciliation of the differences between basic and diluted earnings per share (EPS) in the nine and three months ended December 31, 2017 and 2018 is as follows:

During the nine months ended December 31, 2017, the diluted EPS calculation excludes stock options for 249 thousand shares, as they were antidilutive. During the nine months ended December 31, 2018, there were no stock options which were antidilutive.

During the three months ended December 31, 2017 and 2018, there were no stock options which were antidilutive.

	Millions of yen
	Nine months ended December 31, 2017	Nine months ended December 31, 2018
Net Income attributable to ORIX Corporation shareholders	¥256,391	¥236,207

	Millions of yen
	Three months ended December 31, 2017	Three months ended December 31, 2018
Net Income attributable to ORIX Corporation shareholders	¥90,421	¥81,157

	Thousands of Shares
	Nine months ended December 31, 2017	Nine months ended December 31, 2018
Weighted-average shares	1,281,625	1,280,038
Effect of dilutive securities—
Exercise of stock options	1,261	1,083

Weighted-average shares for diluted EPS computation	1,282,886	1,281,121

	Thousands of Shares
	Three months ended December 31, 2017	Three months ended December 31, 2018
Weighted-average shares	1,279,406	1,279,962
Effect of dilutive securities—
Exercise of stock options	1,299	1,040

Weighted-average shares for diluted EPS computation	1,280,705	1,281,002

	Yen
	Nine months ended December 31, 2017	Nine months ended December 31, 2018
Earnings per share for net income attributable to ORIX Corporation shareholders:
Basic	¥200.05	¥184.53
Diluted	¥199.86	¥184.38

	Yen
	Three months ended December 31, 2017	Three months ended December 31, 2018
Earnings per share for net income attributable to ORIX Corporation shareholders:
Basic	¥70.67	¥63.41
Diluted	¥70.60	¥63.35

Note:

The Company’s shares held through the Board Incentive Plan Trust are included in the number of treasury stock shares to be deducted in calculation of the weighted-average shares for EPS computation (2,027,776 and 1,715,210 shares for the nine months ended December 31, 2017 and 2018, 1,962,243 and 1,823,993 shares for the three months ended December 31, 2017 and 2018).

19.	Derivative Financial Instruments and Hedging

Risk management policy

The Company and its subsidiaries manage interest rate risk through asset-liability management (“ALM”). The Company and its subsidiaries use derivative financial instruments to hedge interest rate risk and avoid changes in interest rates that could have a significant adverse effect on the Company’s results of operations. As a result of interest rate changes, the fair value and/or cash flow of interest sensitive assets and liabilities will fluctuate. However, such fluctuation will generally be offset by using derivative financial instruments as hedging instruments. Derivative financial instruments that the Company and its subsidiaries use as part of the interest risk management include interest rate swaps.

The Company and its subsidiaries utilize foreign currency borrowings, foreign exchange contracts and foreign currency swap agreements to hedge exchange rate risk that are associated with certain transactions and investments denominated in foreign currencies. Similarly, overseas subsidiaries generally structure their liabilities to match the currency-denomination of assets in each region. A certain subsidiary holds option agreements, futures and foreign exchange contracts for the purpose of economic hedges against minimum guarantee risk of variable annuity and variable life insurance contracts.

By using derivative instruments, the Company and its subsidiaries are exposed to credit risk in the event of nonperformance by counterparties. The Company and its subsidiaries attempt to manage the credit risk by carefully evaluating the content of transactions and the quality of counterparties in advance and regularly monitoring the amount of notional principal, fair value, type of transaction and other factors pertaining to each counterparty.

The Company and its subsidiaries have no derivative instruments with credit-risk-related contingent features as of March 31, 2018 and December 31, 2018.

(a) Cash flow hedges

The Company and its subsidiaries designate interest rate swap agreements, foreign currency swap agreements and foreign exchange contracts as cash flow hedges for variability of cash flows originating from floating rate borrowings and forecasted transactions and for exchange fluctuations.

(b) Fair value hedges

The Company and its subsidiaries use financial instruments designated as fair value hedges to hedge their exposure to interest rate risk and foreign currency exchange risk. The Company and its subsidiaries designate foreign currency swap agreements and foreign exchange contracts to minimize foreign currency exposures on lease receivables, loan receivables, borrowings and others denominated in foreign currency. The Company and its subsidiaries designate interest rate swap to hedge interest rate exposure of the fair values of loan receivables. The Company and certain overseas subsidiaries, which issued medium-term notes or bonds with fixed interest rates, use interest rate swap agreements to hedge interest rate exposure of the fair values of these medium-term notes or bonds. In cases where the medium-term notes were denominated in other than the subsidiaries’ local currencies, foreign currency swap agreements are used to hedge foreign exchange rate exposure.

(c) Hedges of net investment in foreign operations

The Company uses foreign exchange contracts and borrowings and bonds denominated in foreign currencies to hedge the foreign currency exposure of the net investment in overseas subsidiaries.

(d) Derivatives not designated as hedging instruments

The Company and its subsidiaries entered into interest rate swap agreements, futures and foreign exchange contracts for mainly to hedge their exposure to interest rate risk and foreign currency exchange risk. A certain subsidiary holds option agreements, futures and foreign exchange contracts for the purpose of economic hedges against minimum guarantee risk of variable annuity and variable life insurance contracts.

The effect of derivative instruments on the consolidated statements of income, pre-tax, for the nine months ended December 31, 2017 is as follows.

(1) Cash flow hedges

	Gains (losses) recognized in other comprehensive income on derivative (effective portion)	Gains (losses) reclassified from other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Interest rate swap agreements	¥(170)	Finance revenues/Interest expense	¥131	—	¥0

Foreign exchange contracts	(505)	Other (income) and expense, net	(27)	—	0

Foreign currency swap agreements	4,413	Finance revenues/Interest expense/Other (income) and expense, net	3,065	Other (income) and expense, net	(246)

(2) Fair value hedges

	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥(13)	Finance revenues/Interest expense	¥13	Finance revenues/Interest expense

Foreign exchange contracts	(3,555)	Other (income) and expense, net	3,555	Other (income) and expense, net

Foreign currency swap agreements	(2,368)	Other (income) and expense, net	2,368	Other (income) and expense, net

(3) Hedges of net investment in foreign operations

	Gains (losses) recognized in other comprehensive income on derivative and others (effective portion)	Gains (losses) reclassified from other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative and others (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Foreign exchange contracts	¥(30,291)	Gains on sales of subsidiaries and affiliates and liquidation losses, net	¥(3,705)	—	¥0
Borrowings and bonds in foreign currencies	(12,339)	—	0	—	0

(4) Derivatives not designated as hedging instruments

	Gains (losses) recognized in income on derivative
	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥998	Other (income) and expense, net

Futures	(7,229)	Gains on investment securities and dividends Life insurance premiums and related investment income *

Foreign exchange contracts	(16,824)	Gains on investment securities and dividends Life insurance premiums and related investment income * Other (income) and expense, net

Credit derivatives held	(31)	Other (income) and expense, net

Options held/written and other	(985)	Other (income) and expense, net Life insurance premiums and related investment income *

*

Futures, foreign exchange contracts and options held/written and other in the above table include gains (losses) arising from futures, foreign exchange contracts and options held to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts for the nine months ended December 31, 2017 (see Note 16 “Life Insurance Operations”).

The effect of derivative instruments on the consolidated statements of income, pre-tax, for the nine months ended December 31, 2018 is as follows.

(1) Cash flow hedges

	Gains (losses) recognized in other comprehensive income on derivative (effective portion)	Gains (losses) reclassified from other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Interest rate swap agreements	¥(1,529)	Finance revenues/Interest expense	¥141	—	¥0

Foreign exchange contracts	252	Other (income) and expense, net	(220)	—	0

Foreign currency swap agreements	577	Finance revenues/Interest expense/Other (income) and expense, net	(515)	—	0

(2) Fair value hedges

	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥(4,553)	Finance revenues/Interest expense	¥4,553	Finance revenues/Interest expense

Foreign exchange contracts	(3,834)	Other (income) and expense, net	3,711	Other (income) and expense, net

(3) Hedges of net investment in foreign operations

	Gains (losses) recognized in other comprehensive income on derivative and others (effective portion)	Gains (losses) reclassified from other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative and others (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Foreign exchange contracts	¥2,500	Gains on sales of subsidiaries and affiliates and liquidation losses, net	¥(115)	—	¥0
Borrowings and bonds in foreign currencies	(7,377)	—	0	—	0

(4) Derivatives not designated as hedging instruments

	Gains (losses) recognized in income on derivative
	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥1,013	Other (income) and expense, net

Futures	2,573	Gains on investment securities and dividends Life insurance premiums and related investment income *

Foreign exchange contracts	(2,037)	Gains on investment securities and dividends Life insurance premiums and related investment income * Other (income) and expense, net

Credit derivatives held/written	59	Other (income) and expense, net

Options held/written and other	(1,077)	Other (income) and expense, net Life insurance premiums and related investment income *

*

Futures, foreign exchange contracts and options held/written and other in the above table include gains (losses) arising from futures, foreign exchange contracts and options held to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts for the nine months ended December 31, 2018 (see Note 16 “Life Insurance Operations”).

The effect of derivative instruments on the consolidated statements of income, pre-tax, for the three months ended December 31, 2017 is as follows.

(1) Cash flow hedges

	Gains (losses) recognized in other comprehensive income on derivative (effective portion)	Gains (losses) reclassified from other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Interest rate swap agreements	¥15	Finance revenues/Interest expense	¥13	—	¥0

Foreign exchange contracts	(317)	Other (income) and expense, net	(25)	—	0

Foreign currency swap agreements	2,981	Finance revenues/Interest expense /Other (income) and expense, net	2,217	Other (income) and expense, net	(135)

(2) Fair value hedges

	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location

Foreign exchange contracts	(430)	Other (income) and expense, net	430	Other (income) and expense, net

Foreign currency swap agreements	(3,358)	Other (income) and expense, net	3,358	Other (income) and expense, net

(3) Hedges of net investment in foreign operations

	Gains (losses) recognized in other comprehensive income on derivative and others (effective portion)	Gains (losses) reclassified from other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative and others (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Foreign exchange contracts	¥(6,715)	—	¥0	—	¥0
Borrowings and bonds in foreign currencies	(2,142)	—	0	—	0

(4) Derivatives not designated as hedging instruments

	Gains (losses) recognized in income on derivative
	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥300	Other (income) and expense, net

Futures	(4,718)	Gains on investment securities and dividends Life insurance premiums and related investment income *

Foreign exchange contracts	(2,447)	Gains on investment securities and dividends Life insurance premiums and related investment income * Other (income) and expense, net

Credit derivatives held	(5)	Other (income) and expense, net

Options held/written and other	(1,251)	Other (income) and expense, net Life insurance premiums and related investment income *

*

Futures, foreign exchange contracts and options held/written and other in the above table include gains (losses) arising from futures, foreign exchange contracts and options held to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts for the three months ended December 31, 2017 (see Note 16 “Life Insurance Operations”).

The effect of derivative instruments on the consolidated statements of income, pre-tax, for the three months ended December 31, 2018 is as follows.

(1) Cash flow hedges

	Gains (losses) recognized in other comprehensive income on derivative (effective portion)	Gains (losses) reclassified from other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Interest rate swap agreements	¥(2,252)	Finance revenues/Interest expense	¥4	—	¥0

Foreign exchange contracts	9	Other (income) and expense, net	(230)	—	0

Foreign currency swap agreements	1,544	Finance revenues/Interest expense/ Other (income) and expense, net	579	—	0

(2) Fair value hedges

	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥(5,781)	Finance revenues/Interest expense	¥5,781	Finance revenues/Interest expense

Foreign exchange contracts	830	Other (income) and expense, net	(953)	Other (income) and expense, net

(3) Hedges of net investment in foreign operations

	Gains (losses) recognized in other comprehensive income on derivative and others (effective portion)	Gains (losses) reclassified from other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative and others (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Foreign exchange contracts	¥4,234	—	¥0	—	¥0
Borrowings and bonds in foreign currencies	14,711	—	0	—	0

(4) Derivatives not designated as hedging instruments

	Gains (losses) recognized in income on derivative
	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥(134)	Other (income) and expense, net

Futures	5,257	Gains on investment securities and dividends Life insurance premiums and related investment income *

Foreign exchange contracts	5,819	Gains on investment securities and dividends Life insurance premiums and related investment income * Other (income) and expense, net

Credit derivatives held/written	40	Other (income) and expense, net

Options held/written and other	(1,350)	Other (income) and expense, net Life insurance premiums and related investment income *

*

Futures, foreign exchange contracts and options held/written and other in the above table include gains (losses) arising from futures, foreign exchange contracts and options held to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts for the three months ended December 31, 2018 (see Note 16 “Life Insurance Operations”).

Notional amounts of derivative instruments and other, fair values of derivative instruments and other before offsetting at March 31, 2018 and December 31, 2018 are as follows.

March 31, 2018

		Derivative assets		Derivative liabilities
	Notional amount	Fair value	Consolidated balance sheets location	Fair value	Consolidated balance sheets location
	Millions of yen	Millions of yen		Millions of yen
Derivatives designated as hedging instruments and other:

Interest rate swap agreements	¥278,850	¥55	Other Assets	¥4,759	Other Liabilities

Futures, foreign exchange contracts	566,583	11,445	Other Assets	2,149	Other Liabilities

Foreign currency swap agreements	70,156	422	Other Assets	3,220	Other Liabilities

Foreign currency long-term debt	396,503	0	—	0	—

Derivatives not designated as hedging instruments:

Interest rate swap agreements	¥19,569	¥272	Other Assets	¥165	Other Liabilities

Options held/written and other *	372,138	7,025	Other Assets	701	Other Liabilities

Futures, foreign exchange contracts *	271,365	2,612	Other Assets	1,298	Other Liabilities

Credit derivatives held	5,459	0	—	108	Other Liabilities

*

The notional amounts of options held/written and other and futures, foreign exchange contracts in the above table include options held of ¥40,275 million, futures contracts of ¥38,094 million and foreign exchange contracts of ¥12,140 million to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts at March 31, 2018, respectively. Derivative assets in the above table include fair value of the options held, futures contracts and foreign exchange contracts before offsetting of ¥844 million, ¥182 million and ¥90 million and derivative liabilities includes fair value of the futures and foreign exchange contracts before offsetting of ¥318 million and ¥15 million at March 31, 2018, respectively.

December 31, 2018

		Derivative assets		Derivative liabilities
	Notional amount	Fair value	Consolidated balance sheets location	Fair value	Consolidated balance sheets location
	Millions of yen	Millions of yen		Millions of yen
Derivatives designated as hedging instruments and other:

Interest rate swap agreements	¥513,218	¥27	Other Assets	¥10,673	Other Liabilities

Futures, foreign exchange contracts	543,211	4,758	Other Assets	2,746	Other Liabilities

Foreign currency swap agreements	70,024	1,311	Other Assets	1,033	Other Liabilities

Foreign currency long-term debt	620,389	0	—	0	—

Derivatives not designated as hedging instruments:

Interest rate swap agreements	¥65,691	¥314	Other Assets	¥125	Other Liabilities

Options held/written and other *	566,310	10,079	Other Assets	2,508	Other Liabilities

Futures, foreign exchange contracts *	378,162	8,157	Other Assets	2,001	Other Liabilities

Credit derivatives held/written	788	1	Other Assets	50	Other Liabilities

*

The notional amounts of options held/written and other and futures, foreign exchange contracts in the above table include options held of ¥38,152 million, futures contracts of ¥43,047 million and foreign exchange contracts of ¥13,053 million to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts at December 31, 2018, respectively. Derivative assets in the above table includes fair value of the options held, futures contracts and foreign exchange contracts before offsetting of ¥917 million, ¥1,553 million and ¥205 million and derivative liabilities includes fair value of the futures and foreign exchange contracts before offsetting of ¥250 million and ¥13 million at December 31, 2018, respectively.

20.	Offsetting Assets and Liabilities

The gross amounts recognized, gross amounts offset, and net amounts presented in the consolidated balance sheets regarding derivative assets and liabilities and other assets and liabilities as of March 31, 2018 and December 31, 2018 are as follows.

March 31, 2018

	Millions of yen
	Gross amounts recognized	Gross amounts offset in the consolidated balance sheets	Net amounts presented in the consolidated balance sheets	Gross amounts not offset in the consolidated balance sheets *1		Net amount
				Financial instruments	Collateral received/pledged
Derivative assets	¥21,831	¥(2,105)	¥19,726	¥(820)	¥(6,497)	¥12,409
Reverse repurchase, securities borrowing, and similar arrangements *2	5,784	(5,590)	194	0	0	194

Total assets	¥27,615	¥(7,695)	¥19,920	¥(820)	¥(6,497)	¥12,603

Derivative liabilities	¥12,400	¥(2,105)	¥10,295	¥0	¥(180)	¥10,115
Repurchase, securities lending, and similar arrangements *2	5,590	(5,590)	0	0	0	0

Total liabilities	¥17,990	¥(7,695)	¥10,295	¥0	¥(180)	¥10,115

December 31, 2018
	Millions of yen
	Gross amounts recognized	Gross amounts offset in the consolidated balance sheets	Net amounts presented in the consolidated balance sheets	Gross amounts not offset in the consolidated balance sheets *1		Net amount
				Financial instruments	Collateral received/pledged
Derivative assets	¥24,647	¥(2,319)	¥22,328	¥(902)	¥(1,531)	¥19,895
Reverse repurchase, securities borrowing, and similar arrangements *2	10,489	(10,489)	0	0	0	0

Total assets	¥35,136	¥(12,808)	¥22,328	¥(902)	¥(1,531)	¥19,895

Derivative liabilities	¥19,136	¥(2,319)	¥16,817	¥(4,687)	¥(9)	¥12,121
Repurchase, securities lending, and similar arrangements *2	10,941	(10,489)	452	0	0	452

Total liabilities	¥30,077	¥(12,808)	¥17,269	¥(4,687)	¥(9)	¥12,573

*1	The balances related to enforceable master netting agreements or similar agreements which were not offset in the consolidated balance sheets.
*2

Reverse repurchase agreements and securities borrowing, and similar transactions are reported within other assets in the consolidated balance sheets. Repurchase agreements and securities lending, and similar transactions are reported within other liabilities in the consolidated balance sheets.

21.	Estimated Fair Value of Financial Instruments

The following information is provided to help readers gain an understanding of the relationship between carrying amount of financial instruments reported in the Company’s consolidated balance sheets and the related market or fair value. The disclosures do not include investment in direct financing leases, investment in affiliates, pension obligations and insurance contracts and reinsurance contracts except for those classified as investment contracts.

March 31, 2018

	Millions of yen
	Carrying amount	Estimated fair value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥1,321,241	¥1,321,241	¥1,321,241	¥0	¥0
Restricted cash	83,876	83,876	83,876	0	0
Installment loans (net of allowance for probable loan losses)	2,779,186	2,788,069	0	139,416	2,648,653
Trading securities	422,053	422,053	35,766	386,287	0
Investment in securities:
Practicable to estimate fair value	1,167,247	1,194,180	65,716	969,668	158,796
Not practicable to estimate fair value *1	140,155	140,155	0	0	0
Other Assets:
Time deposits	3,378	3,378	0	3,378	0
Derivative assets *2	19,726	19,726	0	0	0
Reinsurance recoverables (Investment contracts)	51,351	52,015	0	0	52,015
Liabilities:
Short-term debt	¥306,754	¥306,754	¥0	¥306,754	¥0
Deposits	1,757,462	1,759,248	0	1,759,248	0
Policy liabilities and Policy account balances (Investment contracts)	275,507	275,979	0	0	275,979
Long-term debt	3,826,504	3,830,529	0	922,319	2,908,210
Other Liabilities:
Derivative liabilities *2	10,295	10,295	0	0	0

*1	The fair value of investment securities of ¥140,155 million was not estimated, as it was not practicable.
*2	It represents the amount after offset under counterparty netting of derivative assets and liabilities. For the information of input level before netting, see Note 3 “Fair Value Measurements.”

December 31, 2018

	Millions of yen
	Carrying amount	Estimated fair value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥1,215,907	¥1,215,907	¥1,215,907	¥0	¥0
Restricted cash	119,292	119,292	119,292	0	0
Installment loans (net of allowance for probable loan losses)	3,131,387	3,134,639	0	161,291	2,973,348
Equity securities*1	409,826	409,826	63,188	290,018	56,620
Trading debt securities	43,298	43,298	0	43,298	0
Available-for-sale debt securities	1,152,571	1,152,571	20,446	1,039,420	92,705
Held-to-maturity debt securities	114,094	140,781	0	118,442	22,339
Other Assets:
Time deposits	5,242	5,242	0	5,242	0
Derivative assets*2	22,328	22,328	0	0	0
Reinsurance recoverables (Investment contracts)	30,392	30,577	0	0	30,577
Liabilities:
Short-term debt	¥648,767	¥648,767	¥0	¥648,767	¥0
Deposits	1,755,177	1,757,131	0	1,757,131	0
Policy liabilities and Policy account balances (Investment contracts)	250,414	250,567	0	0	250,567
Long-term debt	3,970,544	3,971,582	0	1,104,602	2,866,980
Other Liabilities:
Derivative liabilities*2	16,817	16,817	0	0	0

*1	The amount of ¥12,660 million of investment funds measured at net asset value per share is not included.
*2	It represents the amount after offset under counterparty netting of derivative assets and liabilities. For the information of input level before netting, see Note 3 “Fair Value Measurements.”

Input level of fair value measurement

If active market prices are available, fair value measurement is based on quoted active market prices and classified as Level 1. If active market prices are not available, fair value measurement is based on observable inputs other than quoted prices included within Level 1 such as quoted market prices of similar assets and classified as Level 2. If market prices are not available and there are no observable inputs, then fair value is estimated by using valuation models including discounted cash flow methodologies, commonly used option-pricing models and broker quotes and classified as Level 3, as the valuation models and broker quotes are based on inputs that are unobservable in the market.

22.	Commitments, Guarantees and Contingent Liabilities

Commitments—The Company and certain subsidiaries have commitments for the purchase of equipment to be leased, having a cost of ¥341 million and ¥285 million as of March 31, 2018 and December 31, 2018, respectively.

The minimum future rentals on non-cancelable operating leases are as follows:

	Millions of yen
	March 31, 2018	December 31, 2018
Within one year	¥7,939	¥7,723
More than one year	59,732	55,692

Total	¥67,671	¥63,415

The Company and certain subsidiaries lease office space under operating lease agreements, which are primarily cancelable, and made rental payments totaling ¥10,900 million and ¥11,332 million for the nine months ended December 31, 2017 and 2018, respectively, and ¥3,689 million and ¥3,904 million for the three months ended December 31, 2017 and 2018, respectively.

Certain computer systems of the Company and certain subsidiaries have been operated and maintained under non-cancelable contracts with third-party service providers. For such services, the Company and certain subsidiaries made payments totaling ¥3,838 million and ¥4,266 million for the nine months ended December 31, 2017 and 2018, respectively, and ¥1,439 million and ¥1,673 million for the three months ended December 31, 2017 and 2018, respectively. As of March 31, 2018 and December 31, 2018, the amounts due are as follows:

	Millions of yen
	March 31, 2018	December 31, 2018
Within one year	¥5,280	¥3,992
More than one year	6,550	3,683

Total	¥11,830	¥7,675

The Company and certain subsidiaries have commitments to fund estimated construction costs to complete ongoing real estate development projects and other commitments, totaling ¥77,957 million and ¥83,049 million as of March 31, 2018 and December 31, 2018, respectively.

The Company and certain subsidiaries have agreements to commit to execute loans for customers, and to invest in funds, as long as the agreed-upon terms are met. The total unused credit and capital amount available are ¥319,154 million and ¥363,247 million as of March 31, 2018 and December 31, 2018, respectively.

Guarantees—At the inception of a guarantee, the Company and its subsidiaries recognize a liability in the consolidated balance sheets at fair value for the guarantee within the scope of ASC 460 (“Guarantees”). The following table represents the summary of potential future payments, book value recorded as guarantee liabilities of the guarantee contracts outstanding and maturity of the longest guarantee contracts as of March 31, 2018 and December 31, 2018:

	March 31, 2018			December 31, 2018
	Millions of yen		Fiscal year	Millions of yen		Fiscal year
Guarantees	Potential future payment	Book value of guarantee liabilities	Maturity of the longest contract	Potential future payment	Book value of guarantee liabilities	Maturity of the longest contract
Corporate loans	¥488,297	¥7,294	2025	¥496,043	¥6,610	2026
Transferred loans	166,906	1,227	2058	177,838	1,356	2058
Consumer loans	297,153	37,596	2029	336,530	41,518	2029
Housing loans	28,408	5,021	2048	12,418	4,787	2048
Other	615	230	2025	374	1	2024

Total	¥981,379	¥51,368	—	¥1,023,203	¥54,272	—

Guarantee of corporate loans: The Company and certain subsidiaries mainly guarantee corporate loans issued by financial institutions for customers. The Company and the subsidiaries are obliged to pay the outstanding loans when the guaranteed customers fail to pay principal and/or interest in accordance with the contract terms. In some cases, the corporate loans are secured by the guaranteed customers’ assets. Once the Company and the subsidiaries assume the guaranteed customers’ obligation, the Company and the subsidiaries obtain a right to claim the collateral assets. In other cases, certain contracts that guarantee corporate loans issued by financial institutions for customers include contracts that the amounts of performance guarantee are limited to a certain range of guarantee commissions. As of March 31, 2018 and December 31, 2018, total notional amount of the loans subject to such guarantees are ¥1,098,000 million and ¥1,096,000 million, respectively, and book value of guarantee liabilities are ¥1,966 million and ¥2,460 million, respectively. The potential future payment amounts for these guarantees are limited to a certain range of the guarantee commissions, which are less than the total notional amounts of the loans subject to these guarantees. The potential future payment amounts for the contract period are calculated from the guarantee limit which is arranged by financial institutions in advance as to contracts that the amounts of performance guarantee are unlimited to a certain range of guarantee commissions. For this reason, the potential future payment amounts for these guarantees include the amount of the guarantee which may occur in the future, which is larger than the balance of guarantee executed as of the end of fiscal year or the end of interim period. The executed guarantee balance includes defrayment by financial institutions which we bear temporarily at the time of execution, and credit risk for financial institutions until liquidation of this guarantee. Our substantial amounts of performance guarantee except credit risk for financial institutions are limited to our defrayment which is arranged by financial institutions in advance.

Payment or performance risk of the guarantees is considered based on the historical experience of credit events. There have been no significant changes in the payment or performance risk of the guarantees for the nine months ended December 31, 2018.

Guarantee of transferred loans: A subsidiary in the United States is authorized to underwrite, originate, fund, and service multi-family and seniors housing loans without prior approval from Fannie Mae under Fannie Mae’s Delegated Underwriting and Servicing program. As part of this program, Fannie Mae provides a commitment to purchase the loans.

In return for the delegated authority, the subsidiary guarantees the performance of certain housing loans transferred to Fannie Mae and has the payment or performance risk of the guarantees to absorb some of the losses when losses arise from the transferred loans. There were no significant changes in the payment or performance risk of these guarantees for the nine months ended December 31, 2018.

As of March 31, 2018 and December 31, 2018, the total outstanding principal amount of loans transferred under the Delegated Underwriting and Servicing program, for which the subsidiary guarantees to absorb some of the losses, were ¥564,854 million and ¥597,886 million, respectively.

Guarantee of consumer loans: A certain subsidiary guarantees consumer loans, typically card loans, issued by Japanese financial institutions. The subsidiary is obligated to pay the outstanding obligations when these loans become delinquent generally a month or more.

Payment or performance risk of the guarantees is considered based on the historical experience of credit events. There were no significant changes in the payment or performance risk of the guarantees for the nine months ended December 31, 2018.

Guarantee of housing loans: The Company and certain subsidiaries guarantee housing loans issued by Japanese financial institutions to third party individuals. The Company and the subsidiaries are typically obliged to pay the outstanding loans when these loans become delinquent three months or more. The housing loans are usually secured by the real properties. Once the Company and the subsidiaries assume the guaranteed parties’ obligation, the Company and the subsidiaries obtain a right to claim the collateral assets.

Payment or performance risk of the guarantees is considered based on the historical experience of credit events. There were no significant changes in the payment or performance risk of the guarantees for the nine months ended December 31, 2018.

Other guarantees: Other guarantees include the guarantees to financial institutions and the guarantees derived from collection agency agreements. Pursuant to the contracts of the guarantees to financial institutions, a certain subsidiary pays to the financial institutions when customers of the financial institutions become debtors and default on the debts. Pursuant to the agreements of the guarantees derived from collection agency agreements, the Company and certain subsidiaries collect third parties’ debt and pay the uncovered amounts.

Litigation—The Company and certain subsidiaries are involved in legal proceedings and claims in the ordinary course of business. In the opinion of management, none of such proceedings and claims will have a significant impact on the Company’s financial position or results of operations.

Collateral—Other than the assets of the consolidated VIEs pledged as collateral for financing described in Note 9 “Variable Interest Entities”, the Company and certain subsidiaries provide the following assets as collateral for the short-term and long-term debt payables to financial institutions as of March 31, 2018 and December 31, 2018:

	Millions of yen
	March 31, 2018	December 31, 2018
Minimum lease payments, loans and investment in operating leases	¥91,819	¥111,248
Investment in securities	159,475	163,661
Property under facility operations	31,627	31,401
Other assets and other	27,022	29,638

Total	¥309,943	¥335,948

As of March 31, 2018 and December 31, 2018, debt liabilities were secured by shares of subsidiaries, which were eliminated through consolidation adjustment, of ¥24,348 million and ¥34,160 million, respectively, and debt liabilities of affiliates were secured by investment in affiliates of ¥44,900 million and ¥46,296 million, respectively. In addition, ¥26,456 million and ¥46,321 million, respectively, were pledged primarily by investment in securities for collateral deposits and deposit for real estate transaction as of March 31, 2018 and December 31, 2018.

Under loan agreements relating to short-term and long-term debt from commercial banks and certain insurance companies, the Company and certain subsidiaries are required to provide collateral against these debts at any time if requested by the lenders. The Company and the subsidiaries did not receive any such requests from the lenders as of December 31, 2018.

23.	Segment Information

Financial information about the operating segments reported below is that which is available by segment and evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

An overview of operations for each of the six segments follows below.

Corporate Financial Services	:	Loan, leasing and fee business
Maintenance Leasing	:	Automobile leasing and rentals, car-sharing, and test and measurement instruments and IT-related equipment rentals and leasing
Real Estate	:	Real estate development and rental, facility operation, REIT asset management, and real estate investment and advisory services
Investment and Operation	:	Environment and energy, principal investment, loan servicing (asset recovery), and concession
Retail	:	Life insurance, banking and card loan
Overseas Business	:	Leasing, loan, bond investment, asset management and aircraft and ship-related operations

Financial information of the segments for the nine months ended December 31, 2017 is as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Segment revenues	¥86,194	¥207,239	¥138,632	¥1,073,732	¥336,381	¥360,288	¥2,202,466
Segment profits	37,551	31,085	52,084	62,648	63,274	109,547	356,189

Financial information of the segments for the nine months ended December 31, 2018 is as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Segment revenues	¥71,717	¥214,304	¥158,015	¥704,828	¥289,288	¥365,420	¥1,803,572
Segment profits	19,760	30,387	55,420	30,392	66,237	95,621	297,817

Financial information of the segments for the three months ended December 31, 2017 is as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Segment revenues	¥32,135	¥70,083	¥42,877	¥299,258	¥116,876	¥120,046	¥681,275
Segment profits	15,502	10,647	8,093	23,721	20,324	28,152	106,439

Financial information of the segments for the three months ended December 31, 2018 is as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Segment revenues	¥20,650	¥72,662	¥44,488	¥205,821	¥67,553	¥126,657	¥537,831
Segment profits	2,972	9,804	11,237	5,521	17,062	27,905	74,501

Segment assets information as of March 31, 2018 and December 31, 2018 is as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
March 31, 2018	¥991,818	¥847,190	¥620,238	¥856,348	¥3,174,505	¥2,608,819	¥9,098,918
December 31, 2018	974,870	862,354	568,082	959,049	3,396,141	3,148,818	9,909,314

The accounting policies of the segments are almost the same as those described in Note 2 “Significant Accounting and Reporting Policies” except for the treatment of income tax expenses, net income attributable to the noncontrolling interests, net income attributable to the redeemable noncontrolling interests. Net income attributable to noncontrolling interests and redeemable noncontrolling interests are not included in segment profits or losses because the management evaluates segments’ performance based on profits or losses (pre-tax) attributable to ORIX Corporation Shareholders. Income taxes are not included in segment profits or losses because the management evaluates segments’ performance on a pre-tax basis. Additionally, net income attributable to the noncontrolling interests, net income attributable to the redeemable noncontrolling interests, which are recognized net of tax in the accompanying consolidated statements of income, are adjusted to profit or loss before income taxes, when calculating segment profits or losses. Most of selling, general and administrative expenses, including compensation costs that are directly related to the revenue generating activities of each segment, have been accumulated by and charged to each segment. Gains and losses that management does not consider for evaluating the performance of the segments, such as write-downs of certain long-lived assets and certain foreign exchange gains or losses (included in other (income) and expense, net) are excluded from the segment profits or losses, and are regarded as corporate items.

Assets attributed to each segment are investment in direct financing leases, installment loans, investment in operating leases, investment in securities, property under facility operations, investment in affiliates, inventories, advances for investment in operating leases (included in other assets), advances for investment in property under facility operations (included in other assets) and goodwill and other intangible assets recognized as a result of business combination (included in other assets) and servicing assets (included in other assets). This has resulted in the depreciation of office facilities being included in each segment’s profit or loss while the carrying amounts of corresponding assets are not allocated to each segment’s assets. However, the effect resulting from this allocation is not significant.

From the three months ended June 30, 2018, consolidated VIEs for securitizing financial assets such as lease receivables and loan receivables, which had been excluded from segment revenues, segment profits and segment assets until the previous fiscal year, are included in segment revenues, segment profits and segment assets of each segment. As a result of this change, the presented amounts in the financial information of the segments for the previous fiscal year have been retrospectively reclassified to conform to the presentation for the nine and three months ended December 31, 2018.

The reconciliation of segment totals to consolidated financial statement amounts is as follows:

	Millions of yen
	Nine months ended December 31, 2017	Nine months ended December 31, 2018
Segment revenues:
Total revenues for segments	¥2,202,466	¥1,803,572
Revenues related to corporate assets	8,136	7,894
Revenues from inter-segment transactions	(15,720)	(15,311)

Total consolidated revenues	¥2,194,882	¥1,796,155

Segment profits:
Total profits for segments	¥356,189	¥297,817
Corporate profits (losses)	(1,357)	(5,190)
Net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests	5,656	2,541

Total consolidated income before income taxes	¥360,488	¥295,168

	Millions of yen
	Three months ended December 31, 2017	Three months ended December 31, 2018
Segment revenues:
Total revenues for segments	¥681,275	¥537,831
Revenues related to corporate assets	1,187	1,162
Revenues from inter-segment transactions	(5,376)	(4,852)

Total consolidated revenues	¥677,086	¥534,141

Segment profits:
Total profits for segments	¥106,439	¥74,501
Corporate profits (losses)	(788)	(1,027)
Net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests	2,225	749

Total consolidated income before income taxes	¥107,876	¥74,223

	Millions of yen
	March 31, 2018	December 31, 2018
Segment assets:
Total assets for segments	¥9,098,918	¥9,909,314
Cash and cash equivalents, restricted cash	1,405,117	1,335,199
Allowance for doubtful receivables on direct financing leases and probable loan losses	(54,672)	(57,343)
Trade notes, accounts and other receivable	294,773	261,801
Other corporate assets	681,846	672,821

Total consolidated assets	¥11,425,982	¥12,121,792

The following information represents geographical revenues and income before income taxes, which are attributed to geographic areas, based on the country location of the Company and its subsidiaries.

For the nine months ended December 31, 2017

	Millions of yen
	Nine months ended December 31, 2017
	Japan	The Americas *1	Other *2	Total
Total Revenues	¥1,822,281	¥160,264	¥212,337	¥2,194,882
Income before Income Taxes	247,489	58,737	54,262	360,488

For the nine months ended December 31, 2018

	Millions of yen
	Nine months ended December 31, 2018
	Japan	The Americas *1	Other *2	Total
Total Revenues	¥1,433,808	¥149,509	¥212,838	¥1,796,155
Income before Income Taxes	201,496	55,590	38,082	295,168

For the three months ended December 31, 2017

	Millions of yen
	Three months ended December 31, 2017
	Japan	The Americas *1	Other *2	Total
Total Revenues	¥551,557	¥52,417	¥73,112	¥677,086
Income before Income Taxes	78,497	18,310	11,069	107,876

For the three months ended December 31, 2018

	Millions of yen
	Three months ended December 31, 2018
	Japan	The Americas *1	Other *2	Total
Total Revenues	¥408,515	¥50,509	¥75,117	¥534,141
Income before Income Taxes	47,354	11,626	15,243	74,223

*1	Mainly the United States
*2	Mainly Asia, Europe, Australasia and Middle East
Note:

From the three months ended June 30, 2018, regarding ORIX Corporation Europe N. V., both total revenues and income before income taxes, previously disclosed in Other, are disclosed separately in the above areas, and the information about geographic areas for the previous fiscal year has been retrospectively reclassified as a result of this change.

Disaggregation of revenues for revenues from contracts with customers, by goods and services category and geographical location is as follows:

For the nine months ended December 31, 2018

	Millions of yen
	Nine months ended December 31, 2018
	Reportable segments							Corporate revenue and intersegment transactions	Total revenues
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Goods and services category
Sale of goods	¥3,184	¥3,539	¥4,016	¥372,051	¥0	¥5,996	¥388,786	¥1,168	¥389,954
Real estate sales	0	0	93	62,749	0	402	63,244	0	63,244
Asset management and servicing	0	0	4,458	328	121	143,910	148,817	(66)	148,751
Automobile related services	367	45,659	0	139	0	12,752	58,917	(271)	58,646
Facilities operation	0	0	79,624	0	0	2,944	82,568	0	82,568
Environment and energy related services	2,242	0	165	96,520	0	783	99,710	(619)	99,091
Real estate management and brokerage	0	0	1,449	78,457	0	0	79,906	(2,754)	77,152
Real estate contract work	0	0	0	53,046	0	0	53,046	0	53,046
Other	26,545	6,750	2,250	29,059	2,319	14,949	81,872	(1,511)	80,361

Total revenues from contracts with customers	32,338	55,948	92,055	692,349	2,440	181,736	1,056,866	(4,053)	1,052,813

Geographical location
Japan	32,338	55,675	92,055	691,797	2,440	4,637	878,942	(1,910)	877,032
The Americas	0	0	0	0	0	89,901	89,901	0	89,901
Other	0	273	0	552	0	87,198	88,023	(2,143)	85,880

Total revenues from contracts with customers	32,338	55,948	92,055	692,349	2,440	181,736	1,056,866	(4,053)	1,052,813

Other revenues *	39,379	158,356	65,960	12,479	286,848	183,684	746,706	(3,364)	743,342

Segment revenues /Total revenues	¥71,717	¥214,304	¥158,015	¥704,828	¥289,288	¥365,420	¥1,803,572	¥(7,417)	¥1,796,155

For the three months ended December 31, 2018

	Millions of yen
	Three months ended December 31, 2018
	Reportable segments							Corporate revenue and intersegment transactions	Total revenues
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Goods and services category
Sale of goods	¥1,180	¥1,142	¥1,243	¥94,444	¥0	¥3,881	¥101,890	¥153	¥102,043
Real estate sales	0	0	0	20,148	0	246	20,394	0	20,394
Asset management and servicing	0	0	1,579	93	37	48,402	50,111	(11)	50,100
Automobile related services	122	16,027	0	46	0	4,348	20,543	(96)	20,447
Facilities operation	0	0	26,860	0	0	977	27,837	(0)	27,837
Environment and energy related services	551	0	43	31,158	0	207	31,959	(203)	31,756
Real estate management and brokerage	0	0	461	26,469	0	0	26,930	(864)	26,066
Real estate contract work	0	0	0	21,006	0	0	21,006	0	21,006
Other	8,028	2,235	852	9,429	843	5,950	27,337	(1,529)	25,808

Total revenues from contracts with customers	9,881	19,404	31,038	202,793	880	64,011	328,007	(2,550)	325,457

Geographical location
Japan	9,881	19,331	31,038	202,588	880	1,759	265,477	(1,910)	263,567
The Americas	0	0	0	0	0	30,716	30,716	0	30,716
Other	0	73	0	205	0	31,536	31,814	(640)	31,174

Total revenues from contracts with customers	9,881	19,404	31,038	202,793	880	64,011	328,007	(2,550)	325,457

Other revenues *	10,769	53,258	13,450	3,028	66,673	62,646	209,824	(1,140)	208,684

Segment revenues /Total revenues	¥20,650	¥72,662	¥44,488	¥205,821	¥67,553	¥126,657	¥537,831	¥(3,690)	¥534,141

*

Other revenues include revenues that are not in the scope of ASC 606 (“Revenue from Contracts with Customers”), such as life insurance premiums and related investment income, operating leases, finance revenues that include interest income, and others.

24.	Subsequent Events

There are no material subsequent events.